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As filed with the Securities and Exchange Commission on July 2, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

VIEWSONIC CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3577 (Primary Standard Industrial Classification Code Number)	95-4120606 (I.R.S. Employer Identification Number)

381 Brea Canyon Road
Walnut, California 91789
(909) 444-8888
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James Chu
Chairman and Chief Executive Officer
381 Brea Canyon Road
Walnut, California 91789
(909) 444-8888
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen, Esq. John T. McKenna, Esq. Nicole C. Brookshire, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 (650) 843-5000	Robert J. Ranucci, Esq. Vice President, General Counsel and Secretary 381 Brea Canyon Road Walnut, California 91789 (909) 444-8888	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.001 par value	$143,750,000	$4,414

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares which may be purchased by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 2, 2007

Prospectus

                    shares

Common stock

This is an initial public offering of common stock by ViewSonic Corporation. ViewSonic is selling                    shares of common stock. The selling stockholders included in this prospectus are selling an additional             shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The estimated initial public offering price is between $         and $         per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol "VIEW."

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to ViewSonic Corporation before expenses	$		$
Proceeds to selling stockholders before expenses	$		$

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to             additional shares of common stock.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

JPMorgan	Banc of America Securities LLC

Thomas Weisel Partners LLC	Needham & Company, LLC

                        , 2007

See the Difference®

TICKET
HDMI
ViewSonic

LCD Monitors · LCD TVs · Projectors · Digital Signage

ViewSonic®
See the difference®

Copyright © 2007 ViewSonic Corporation. All rights reserved. [13550-00B-05/07]

You should rely only on the information contained in this prospectus and any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of the date of such prospectus, regardless of the time of delivery of such prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains market data and industry forecasts that were obtained from industry publications. We have not independently verified any of this information.

Industry publications and reports cited in this prospectus generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the section entitled "Risk factors," and our financial statements and related notes included elsewhere in this prospectus.

Overview

ViewSonic Corporation is a leading global provider of visual display products. We develop, market and support a broad range of innovative products including liquid crystal display, or LCD, monitors, LCD TVs, projectors, digital signage displays and other display products. We were founded in 1987 and have a 20 year history of providing innovative products with market leading technologies. We sell our products to businesses and consumers through a variety of channels, including distributors and resellers such as solution providers, value added resellers, traditional retailers and Internet retailers. We are a Fortune 1000 company, and our products are sold in over 100 countries.

Our strategy is to effectively leverage our scale, strong global brand, close supplier and channel relationships and market knowledge to introduce industry leading products and penetrate new markets. We collaborate with a network of world class component suppliers and contract manufacturers to deliver a wide array of display products for use in a variety of consumer and commercial applications. We believe our operating model allows us to quickly develop, introduce and ramp production of new products while maintaining an efficient cost structure.

We estimate our addressable display product market was $98.6 billion in 2006 and we forecast that it will grow to $135.5 billion in 2009, representing a compound annual growth rate of 11.2%. In 2006, we generated $1.6 billion in revenue, an increase of 32.4% from 2005, and shipped six million LCD monitors, an increase of 81.1% from 2005. According to DisplaySearch, we were ranked sixth worldwide in 2006 in total LCD monitor shipments, and our shipments grew faster than those of competitors ranked above us. According to a March 2007 IDC report, U.S. consumers considered us the top brand in terms of future purchases of LCD monitors and we are leveraging this brand recognition into LCD TVs and other display products.

Industry background

Several dynamics are leading to the overall increase in demand for high quality visual displays:

•
Digitization of media content including television, music, movies, games and photographs;

•
Need for form factor that optimizes space and power and maximizes productivity and efficiency; and

•
Proliferation of multimedia enterprise applications, many of which are best viewed in a widescreen format.

The demand for better desktop monitors continues to be driven by a replacement cycle during which older cathode ray tube, or CRT, and LCD monitors are displaced by newer high performance LCD monitors. The affordability of high quality LCD monitors has reached a level where mass market deployment is taking place. The majority of end user customers view their PC system decisions as unbundled component purchases, driving the opportunity for stand alone monitor companies.

The demand for high quality TV displays is primarily driven by increasing content in HD video and media formats as well as upcoming government mandated deadlines for the conversion of analog to digital transmission. These factors, coupled with attractive prices, higher picture quality and useful life, and form factors small enough for use throughout the home, drive demand for LCD TVs as the technology of choice.

We believe the following factors have enabled us to successfully address the opportunities presented by the LCD display market:

•
The broad availability of emerging technologies and significant investments in infrastructure continuing to reduce the price of LCD units;

•
Outsourcing of manufacturing and assembly allowing for increased focus on product development; and

•
More efficient and diversified channels broadening access to end user customers.

These changing market dynamics are creating a strong demand among consumers and commercial end users for high quality desktop monitors, TVs and other display products.

Our solutions

Our solutions consist of high quality, innovative and visually appealing display products. We believe that our business model places us closer to the supply chain and global distribution channels giving us visibility to recognize trends in the market, quickly address the ever changing needs of our end user customers and bring products to market faster than our competition. We sell our display products within the following broad categories:

LCD monitors:    We offer a comprehensive assortment of high performance and quality LCD monitors with various product lines targeted at consumer and commercial end user customers.

LCD televisions:    We offer a full portfolio of LCD TVs across all major size categories, providing consumers value priced products with leading technology and high performance.

Other display products:

•
Digital signage displays for interactive marketing and messaging solutions commonly utilized in airports, hotels and retail and other locations; and

•
LCD and digital light processing projectors.

Our strengths

We believe our key strengths include:

•
Strong global brand name. The ViewSonic logo indicates to end user customers that our products meet our strict standards of reliability and deliver a high quality visual display experience.

•
Superior product performance. Our display products are created to have a visually appealing design and to provide superior picture quality.

•
Long operating history and deep market knowledge. Our 20 years of operating history gives us the depth of experience to understand the global display market and its various product and supply cycles.

•
Significant scale and focus on efficiency. Our significant scale allows us to leverage our large purchasing power with suppliers and effectively weather product cycles.

•
Global company with strong and diverse sales channel relationships. We have extensive relationships across channel partners who sell to a variety of end user customers.

Our strategy

Key elements of our strategy include the following:

•
Continue to expand globally and penetrate new markets and channels;

•
Leverage our success in the LCD monitor market into developing leading LCD TVs;

•
Deliver market leading and innovative products;

•
Continue to drive efficiency in our operating model; and

•
Enhance the global ViewSonic brand within the channel and with end user customers.

Corporate information

We were incorporated in the State of California as an S corporation in July 1987 and reincorporated in the State of Delaware as an S corporation in August 1998. In April 1999, we elected to convert from an S corporation to a C corporation. The address of our principal executive office is 381 Brea Canyon Road Walnut, CA 91789, and our telephone number is (909) 444-8888. Our website address is www.viewsonic.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. As used in this prospectus, references to "ViewSonic," "our," "us" and "we" refer to ViewSonic Corporation unless the context requires otherwise.

Our registered trademarks, among others, include ViewSonic®, ViewSonic's distinctive three bird logo, product names such as Optiquest® and corporate taglines such as See the Difference®. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The offering

Common stock offered by ViewSonic	shares
Common stock offered by selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	To support sales and marketing activities and fund working capital and other general corporate purposes.
Over-allotment option
We have granted the underwriters a 30-day option to purchase up to shares of common stock to cover over-allotments, if any, and the selling stockholders have granted the underwriters a 30-day option to purchase up to shares of common stock to cover over-allotments, if any.
Proposed Nasdaq Global Market symbol	VIEW

The number of shares of common stock that will be outstanding immediately after this offering is based on 357,894,666 shares of common stock outstanding as of March 31, 2007 and excludes:

•
30,041,990 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.42 per share; and

•
12,344,299 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan.

In April 2007, a former vendor returned 3,000,000 shares of our common stock to us pursuant to a settlement agreement.

Except as otherwise indicated, all information in this prospectus assumes:

•
a    -for-    reverse stock split of our common stock and preferred stock to be effected prior to the closing of this offering;

•
the conversion of all our outstanding shares of preferred stock into 3,300,000 shares of common stock prior to the closing of this offering;

•
the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•
no exercise of the underwriters' over-allotment option.

Summary consolidated financial data

The following table summarizes our consolidated financial data. We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended March 31, 2007 are not necessarily indicative of results to be expected for the full year. The summary of our consolidated financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as "Management's discussion and analysis of financial condition and results of operations," appearing elsewhere in this prospectus.

	Years ended December 31,			Three months ended March 31,
(in thousands, except per share data)	2004	2005	2006	2006	2007

Consolidated statements of operations data:
Net sales	$1,104,333	$1,200,190	$1,589,090	$326,794	$409,838
Cost of sales	1,003,960	1,085,011	1,444,905	296,578	376,490

Gross profit	100,373	115,179	144,185	30,216	33,348
Selling, general and administrative expenses	117,338	105,349	120,606	26,907	29,044

Income (loss) from operations	(16,965)	9,830	23,579	3,309	4,304
Other income (expense):
Interest income (expense), net	(1,291)	287	(198)	157	(164)
Other income (expense), net	2,542	(4,266)	3,764	1,336	174

Total other income (expense), net	1,251	(3,979)	3,566	1,493	10

Income (loss) from continuing operations before income taxes	(15,714)	5,851	27,145	4,802	4,314
Provision (benefit) for income taxes	(3,293)	14,659	2,954	1,226	344

Income (loss) from continuing operations	(12,421)	(8,808)	24,191	3,576	3,970
Loss from discontinued operations(1)	(5,989)	—	—	—	—
Net gain on disposal of discontinued operations(1)	2,153	475	—	—	—

Net income (loss)	(16,257)	(8,333)	24,191	3,576	3,970
Preferred stock accretion	(1,372)	(1,524)	(48)	(48)	—

Net income (loss) available to common stockholders	$(17,629)	$(9,857)	$24,143	$3,528	$3,970

Basic earnings (loss) per share:
Continuing operations	$(0.04)	$(0.03)	$0.07	$0.01	$0.01
Discontinued operations	(0.02)	—	—	—	—
Gain on disposal of discontinued operations	0.01	—	—	—	—

Total basic earnings (loss) per share	$(0.05)	$(0.03)	$0.07	$0.01	$0.01

Diluted earnings (loss) per share
Continued operations	$(0.04)	$(0.03)	$0.07	$0.01	$0.01
Discontinued operations	(0.02)	—	—	—	—
Gain on disposal of discontinued operations	0.01	—	—	—	—

Total diluted earnings (loss) per share	$(0.05)	$(0.03)	$0.07	$0.01	$0.01

Basic weighted average shares outstanding(2)	353,917	353,969	354,279	354,059	354,595

Diluted weighted average shares outstanding(2)	353,917	353,969	360,432	360,764	360,993

	As of March 31, 2007
(in thousands)	Actual	Pro forma as adjusted(3)

Consolidated balance sheet data:
Cash and cash equivalents	$33,906	$
Total assets	569,615
Long-term debt, net of current portion	43,000
Total stockholders' equity	67,743

(1)
The operations of two of our majority-owned subsidiaries were discontinued during 2004. See note 16 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus.

(2)
Please see note 15 to the notes to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

(3)
The consolidated balance sheet data on a pro forma as adjusted basis gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering and reflects the sale of shares of our common stock by us in this offering at an assumed initial public offering price of $    per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $     million assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common stock. If any of the following possible events actually occurs, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks related to our business

Our revenue and profitability are likely to fluctuate from period to period and are often difficult to predict for particular periods due to factors beyond our control. If we are unable to sustain our growth rate or manage any future growth effectively our financial results could suffer and our stock price could decline.

We have experienced significant growth in a short period of time. Our revenues increased from $1.2 billion in 2005 to $1.6 billion in 2006 and we may not achieve similar or any growth in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to achieve future levels of revenue or operating income as anticipated by investors or analysts, our stock price could decline.

Our results of operations for any quarter or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations as a result of a number of factors, including:

•
The introduction and market acceptance of new technologies or products by us or our competitors;

•
Variations in product costs and the mix of regional contribution and products sold;

•
Adverse changes in the supply of components such as LCD panels, including oversupply and undersupply;

•
The size and timing of product orders, which, in turn, will often depend upon the success of our distributors and resellers, business or specific products;

•
Changes in our pricing policies or those of our competitors;

•
Adverse changes in the conditions in the markets for display products;

•
The size and timing of capital expenditures by commercial end user customers;

•
Our inventory practices and those of our distributors and resellers;

•
The level of returns or price protection we experience in a given period;

•
Conditions in the broader markets for information technology;

•
Adverse changes in the credit quality of our customers and suppliers;

•
The impact of acquired businesses and technologies; and

•
Changes in the terms of our contracts with our customers or suppliers.

These factors could harm our business and operating results.

We derive a large percentage of our revenue from sales of LCD monitors and any decline in demand for these products could harm our ability to generate revenue.

We derive a large percentage of our revenue from sales of LCD monitors. As a result, we are particularly vulnerable to fluctuations in demand for these products, whether as a result of consumer preferences, market demand, competition, product obsolescence, technological change, budget constraints of consumers or other factors. If our revenue derived from sales of LCD monitors were to decline significantly, our business and operating results would be adversely affected. Replacement of older CRT monitors with LCD monitors has been one of the factors driving our sales of LCD monitors, and as such replacement becomes largely complete our sales could be harmed.

The market for LCD monitors has historically experienced significant shifts in production capacity and LCD panel pricing caused by suppliers entering or leaving the market or increasing capacity for certain panel sizes. Demand patterns also vary seasonally and geographically based on consumer demand, product pricing and other factors. We are also subject to competition from competing display technologies as well as emerging or future display technologies. The success of competing display technologies could substantially reduce the demand for our LCD monitors.

Our industry is highly competitive and price competition may significantly reduce our revenues and profits.

Competitive factors in the LCD display industry include product features, price, product quality, breadth and reliability, price and performance characteristics, end user support, marketing and channel capability as well as corporate reputation and brand strength. We have substantial experience competing in the LCD monitor market. However, we are a new entrant to the LCD TV market and, therefore, we are just beginning to establish our competitive position. We believe that competition will have the effect of continually reducing the average selling price, or ASP, of our products over time. The average selling price, or ASP, of our LCD monitors declined 20.9% in the first quarter of 2007 compared to the first quarter of 2006 and declined 21.7% in 2006 compared to 2005. We expect price competition to increase in future periods and such price competition may significantly reduce our revenues and gross margins in future periods.

The display provider industry has low barriers to entry and we expect new competitors to emerge. In the LCD monitor market and other commercial product markets we compete with PC manufacturers and other branded display companies. In the LCD TV market we compete with traditional TV manufacturers and established consumer electronic companies, as well as more recent entrants to the branded LCD TV market. In contrast, in the manufacturing and development portion of the display provider industry, the need to make significant capital equipment and research and development expenditures has caused higher barriers to entry. A significant increase in the number of display providers coupled with a relatively fixed number of suppliers could result in increased supply costs or diminished capacity, both of which could harm our business.

Some of our competitors have substantially longer operating histories, greater assets and name recognition, as well as greater financial, marketing, technical and other resources, than we do. Due to vertical integration and other factors, some of our competitors may have lower operating costs than we do. These advantages may allow our competitors to, among other things: undertake more extensive marketing initiatives, implement and sustain more aggressive pricing, obtain more favorable pricing or allocations from suppliers or cross subsidize their display operations from their other operations. Consequently, our products may not remain competitive relative to those of our competitors. To the extent we are unable to effectively compete against our competitors for any of these reasons or otherwise, our business would be harmed.

The ASP of our products typically decreases over the life of the product, which can negatively affect our gross margin.

The markets in which we compete are subject to technological advances with frequent new product releases and price competition. As a result, the price at which we can sell our products typically declines over the life of the products. The ASPs of our LCD monitors decreased 21.7% in 2006 compared to 2005 and declined 20.9% in the first quarter of 2007 compared to the first quarter of 2006. These decreases were primarily due to increased production capacities of LCD panel manufacturers, aggressive price competition and product mix. In recent years, the decline in the ASP for LCD monitors has been faster than the decline in our product-sourcing costs and this has resulted in decreased margins. If ASPs continue to decline, our revenue and gross margins could decline.

In order to prevent excessive erosion of our gross margins, we need to continually manage our product costs and our inventory. To manage product costs, we must collaborate with our contract manufacturers to engineer the most cost-effective design for our products. In addition, we must carefully manage the price paid for components used in our products, as well as our freight and inventory holding costs. We also need to continually introduce new products with more attractive sales prices and gross margins in order to maintain our overall gross margins. We may not be able to reduce our product costs when there is a shortage of key components or when component prices otherwise rise. If we are unable to manage the cost of older products or successfully introduce new products with higher gross margins, our net sales will decrease and our gross margins will decline to an even greater degree than we have experienced in the past.

We seek to mitigate the risk of declining ASPs by obtaining promotional pricing incentives from our contract manufacturers. A supplier's willingness to give us a pricing incentive and the amount of the pricing incentive are typically based on the competitiveness of the market, the volatility of the price of our key product components and the quantity of historical purchases of these components from suppliers. Pricing incentives generally do not require us to commit to future component purchases from suppliers. We record the reimbursement from our vendors for these promotional pricing incentives when we are released by the supplier from legal liability for the payment of the product purchases. If we are unable to obtain promotional pricing incentives or if these incentives are discontinued, our gross margins may decline and our business could be harmed.

Our operating expenses are relatively fixed and we may have limited ability to reduce expenses quickly in response to any revenue shortfalls or declines in product demand.

Our operating costs are relatively fixed and we can adjust them downward only over a period of several quarters. As we typically recognize a substantial portion of our revenues in the last month of each quarter, we may not be able to adjust our variable operating expenses in a timely manner in response to any revenue shortfalls. Our inability to reduce operating expenses quickly in response to revenue shortfalls or declines in product demand would negatively impact our financial results.

The market for our products historically has experienced seasonal shifts in demand due to changes in buying patterns by our customers. Buying patterns vary geographically, and the impact on our operating results in a given period may vary depending on our actual or anticipated level of activity in the relevant region. We tend to experience higher net sales in the second half of the year due to a strong buying season by distributors and resellers attributable to the holiday season in the Americas. Our seasonality is moderated through slightly different seasonal variations in our three regions.

If we are unable to license third-party technology our ability to offer competitive products could be harmed and our cost of sales could increase.

We have no patented technology. We rely on third parties to obtain non-exclusive software license rights to technologies that are incorporated into and necessary for the operation and functionality of our products. We also license technology necessary to comply with various data compression, broadcast and wireless standards. Because the intellectual property we license is available from third parties, barriers to entry for our competitors are lower than if we owned exclusive rights to the technology we license and use or if we had separately developed patented technology. In some cases, the owners of the intellectual property that we license routinely license the same intellectual property to our competitors. If a competitor enters into an exclusive arrangement with any of our third-party technology providers, our ability to develop and sell products containing that technology could be severely limited. Our licenses often require royalty payments or other consideration to third parties. Our success will depend in part on our continued ability to have access to these technologies on commercially reasonable terms. If we are unable to license the necessary technology, we may be forced to acquire or develop alternative technologies of lower quality or performance standards. This could limit and delay our ability to offer competitive products and increase our costs of production. As a result, our gross margins, market share and operating results could be harmed.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products.

Many of our products are designed to include software or other intellectual property we non-exclusively license from third parties. Competitors' protected technologies may be unavailable to us or be made available to us only on unfavorable terms and conditions. It may be necessary in the future to seek or renew licenses relating to various aspects of our products. We may not be able to obtain or renew from third parties the licenses that we need on commercially reasonable terms, or at all. There are a large number of patents in our field and new patents issue frequently. We do not attempt to determine in advance whether a product or any of its components infringe the patent rights of others.

We frequently receive claims alleging infringement of patents or other intellectual property rights and expect to continue to receive such claims. We are currently involved in several such proceedings. Many cases involve multiple products and multiple providers as defendants. In other cases we may and have been the only defendant. Pursuant to our agreements with our suppliers and manufacturers, we generally seek indemnification in connection with such claims, but such indemnification is not available in all cases and we may only partially recover the costs we incur in defending such claims. In addition, we regularly enter into distribution agreements that include indemnification provisions under which we could be subject to costs and/or damages in the event of an infringement claim against us or an indemnified third party and which could harm our business. Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against such claim and could distract our management from running our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include a permanent injunction or other court order that would prevent us from offering one or more products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms, or at all. Alternatively, we may be required to develop or obtain access to non-infringing technology, which would require significant effort and expense and may ultimately be unsuccessful. Additionally, in recent years individuals and groups have begun purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from target companies. Any of these events could harm our business.

We order components and tooling in advance of anticipated customer demand. If we are unable to correctly predict fluctuations in component supply and demand, our business will be harmed.

Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. As a result, we generally commit to purchase products without having received advance purchase commitments from our distributors and resellers. Our inventory purchases are made based upon future demand forecasts. These forecasts are based upon assumptions about future product demand that may prove to be inaccurate. Because we typically need sufficient lead-time in purchasing our products, we may not be able to reduce our purchase commitments in a timely manner in response to any reductions in our forecasts or in the level of purchase orders from distributors or resellers. In addition, the LCD display industry is characterized by rapidly fluctuating supply levels and pricing due to changes in production capacity, seasonality, purchasing levels by large suppliers and other factors. If we are unable to accurately predict or adapt to changes in LCD pricing, supply or demand, we may purchase an excess of materials at a high price or fail to purchase sufficient materials at a low price. If there is a higher incidence of inventory obsolescence of LCD panels or other product components, rapidly changing technology and customer requirements or an increase of the supply of products in the marketplace, we could be subject to excess or obsolete inventories or under-utilized tooling. If any of these events occur, we could be required to take corresponding inventory write-downs or tooling write-offs, which would impair our financial results and our gross margins.

If we do not effectively manage and predict our sales channel inventory and product mix, we may incur inventory write downs or lose sales from having too few products or the wrong mix of products.

If we are unable to properly monitor, control and manage our sales channel inventory and maintain an appropriate level and mix of products with our distributors and resellers and within our sales channels, we may incur increased and unexpected costs associated with our inventory. We must manage inventory held by our distributors and resellers because inventory held by them could result in excessive returns and lower our future revenue and gross margin. Distributors and resellers may increase orders during periods of product shortages in order to ensure adequate allocation, cancel orders if their inventory is too high or delay orders in anticipation of new products. They may also adjust orders based on competitor product introductions and incentives and seasonal buying patterns. Further, our distributors and resellers sell our competitors' products as well as ours and may have an incentive to exercise greater efforts to sell our competitors' products. We generally allow distributors and resellers to return a limited amount of our products in exchange for other products. Under our price protection policy, subject to certain conditions, if we reduce the list price of a product, we issue a credit in an amount equal to the reduction for each of the products held in inventory by our distributors and resellers. If our distributors and resellers are unable to sell their inventory in a timely manner, we may lower the price of the products, or these parties may exchange the products for newer products. If demand for our products falls, we could have excess inventory and be unable to sell such excess inventory in a timely manner and may need to reduce the prices on our products or, alternatively, we could end up with too few products and be unable to satisfy demand. If these events occur, we could incur increased expenses associated with writing off excessive or obsolete inventory or lose sales.

If we are unable to effectively manage our component and material requirements among our third-party component suppliers and contract manufacturers, we may experience delays in the manufacturing of our products and the costs of our products may increase.

We provide our third-party component suppliers and contract manufacturers with a rolling forecast of demand, which they use to determine their material and component requirements. Lead times for ordering materials and components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand and supply for a component at a given time. Although the cost of key components tends to vary inversely with the supply of these components, conditions of over-supply can still be associated with higher costs and conditions of shortage can still be associated with lower costs. Some of our components have long lead times. Regardless of the accuracy of our forecasts, our contract manufacturers may be unable to meet our product timing, volume and price requirements. Alternatively, our contract manufacturers may be unable to utilize the components they have purchased. The cost of the components used in our products tends to drop rapidly as volumes increase and the technologies mature. Therefore, if our contract manufacturers are unable to promptly use components purchased on our behalf, our cost of producing products may be higher than that of our competitors, due to an over-supply of higher-priced components. If they are unable to use certain components, we may need to reimburse them for any losses they incur.

Our implementation of strategic initiatives may strain our operations and increase our operating expense.

We have implemented strategic initiatives designed to focus our resources on improving supply chain and logistics efficiency, simplifying our business processes to maximize operating efficiencies, growing sales in regional markets and expanding core product offerings. We will continue to explore additional opportunities to improve operating efficiencies. The undertaking of these initiatives may strain our existing management, information systems, employee workforce, operational capability and financial controls or may adversely affect our ability to effectively work with suppliers, contract manufacturers, distributors or resellers. If we fail to successfully implement these initiatives or encounter unexpected difficulties during their implementation, we may not be successful in reducing costs, or we may adversely impact our ability to increase product offerings and increase revenues, in either case harming our business.

We are subject to risks associated with our worldwide operations, which may harm our business.

We generated 62% of our total consolidated net sales from customers outside of the United States in the first quarter of 2007 and 64% in 2006. Sales to customers outside the United States subject us to a number of risks associated with conducting business internationally including the following:

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International economic and political conditions;

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Changes in, or impositions of, legislative or regulatory requirements;

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Duties, tariffs or other barriers to trade;

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Delays or additional costs resulting from the need for permits or export licenses for certain technology;

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Exchange controls or changes in exchange rates which could make our products more expensive;

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Tax laws, regulations and treaties, including U.S. taxes on foreign operations and repatriation of funds;

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Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable; and

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Additional burdens in complying with a variety of foreign laws.

Any one of the foregoing factors could cause our business, operating results and financial condition to suffer.

We have recently implemented an international structure designed to reflect our global operations and address the various tax regimes in which we operate. Future changes in international and U.S. tax laws, regulations and treaties, or the failure of our international structure to operate or be treated as expected, could increase our effective tax rate and result in additional tax liabilities.

Our operating results may be harmed by fluctuations in foreign currency exchange rates.

Historically, sales of our products have benefited from effects of the weakening U.S. dollar, which make our products more affordable in several markets. We buy a majority of our products from our suppliers in U.S. dollars and sell a significant amount of our products in other foreign currencies. However, in periods of a strengthening U.S. dollar, our revenues measured in U.S. dollars are negatively impacted, while our cost of sales remains fairly constant, resulting in lower gross profit. In addition, we must manage our account receivables and inventory balances in order to limit our foreign currency exposure to a strengthening U.S. dollar.

Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We do not currently engage in any hedging transactions and we cannot predict the impact of future exchange rate fluctuations on our operating results.

If disruptions in our transportation network occur or our shipping costs substantially increase, our operating expense could increase and our financial results could be negatively impacted.

We are highly dependent upon the transportation systems we use to ship our products, including surface, ocean and airfreight and on the operations of the Port of Los Angeles. Our attempt to closely match our inventory levels to our product demand intensifies the need for our transportation systems to function effectively and without delay. The transportation network is subject to disruption from a variety of causes, including labor disputes or port strikes, acts of war or terrorism and natural disasters. If our delivery times increase unexpectedly due to these or any other reasons, our inability to deliver products on time could result in delayed or lost revenue. In addition, our transportation costs will likely continue to increase due to increased fuel prices. A prolonged transportation disruption or a significant increase in the cost of freight could severely disrupt our business and harm our operating results.

If we do not succeed in executing our growth strategies in our target international markets, our revenues may not increase.

Our strategies include further expansion of our business in international markets in which we currently operate, including Brazil, China, India, Russia and Eastern Europe. In many of these markets, we face barriers in the form of long-standing relationships between our potential customers and their local suppliers, as well as protective regulations. In addition, pursuing international growth opportunities may require us to make significant investments long before we realize returns on the investments, if any. Increased investments may result in expenses growing at a faster rate than revenues. Our overseas investments in current and targeted international markets could be adversely affected by:

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Reversals or delays in the opening of foreign markets to new participants;

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Economic instability, such as higher interest rates and inflation, which could reduce our customers' ability to obtain financing for consumer electronics or which could make our products more expensive in those countries;

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Difficulties hiring and retaining employees;

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Employment and severance issues, including possible employee turnover or labor unrest;

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Restrictions on foreign investment or the repatriation of profits or invested capital;

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Nationalization of local industries;

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Changes in export or import restrictions, duties and tariffs;

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Transportation delays or interruptions and other effects of less developed infrastructures;

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Potential loss of proprietary information as a result of piracy, misappropriation or laws that may be less protective of our intellectual property rights than those in the United States;

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Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

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Changes in the tax system or rate of taxation in the countries where we do business; and

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Economic, social, political and perceived or actual health risks.

For example, in the fourth quarter of 2005, Russia, unexpectedly, temporarily prohibited and then delayed the importation of LCD and CRT monitors resulting in lost sales and inventory write-downs.

In addition, difficulties in international financial markets and economies, particularly in emerging markets, could adversely affect demand from customers in the affected countries. Because of these factors, we may not succeed in expanding our business in international markets. This could hurt our business growth prospects and results of operations.

If we fail to maintain and/or expand our sales channels, our revenue may decline.

To maintain and grow our market share, sales and brand, we must maintain and expand our sales channels. We currently sell our products through distributors and resellers. We have no minimum purchase commitments or long-term contracts with any of these third parties. Our agreements are generally non-exclusive and generally may be terminated by either party, at its discretion, with 30 days notice.

Retailers have limited shelf space and promotional budgets, and competition is intense for these resources. A competitor with more extensive product lines and stronger brand identity may have greater bargaining power with these retailers. The competition for retail shelf space is expected to increase, which will require us to increase our marketing expenditures to maintain current levels of retail shelf space. As we are a relatively new entrant to the LCD TV market, we must also convince retailers of the value of our offerings for the LCD TV market. If we fail to secure retail shelf space for our LCD TVs we will lose sales of such products to our competitors, as most LCD TVs are sold through this channel.

We must also continuously monitor and evaluate emerging sales channels. If we fail to establish a presence in an important developing sales channel, our business could be harmed. If we are unable to establish relationships in emerging sales channels, our sales could decline and we would lose market share.

We rely on a limited number of distributors and resellers for most of our sales, and changes in price, purchasing or return patterns and failure to maintain or establish new distributor and reseller relationships in existing and new sales channels could lower our revenue or gross margins.

We sell our products through distributors such as Ingram Micro Inc., Tech Data Corporation and SYNNEX Corporation, and resellers, such as solution providers, value added resellers, traditional retailers and Internet retailers. We expect that a majority of our net sales will continue to come from sales to a relatively small number of customers for the foreseeable future. Ingram Micro Inc. represented 11% of total consolidated net sales in 2006 and Tech Data Corporation has represented more than 10% of total consolidated net sales in prior years. We have no minimum purchase commitments or long-term contracts with any of our distributors or resellers. Our distributors and resellers could decide at any time to discontinue, decrease or delay their purchases of our products.

In addition, the prices that distributors and resellers pay for our products are subject to negotiation and change frequently. If any of our major distributors or resellers change their purchasing patterns or refuse to pay the prices that we set for our products, our net sales and operating results could be negatively impacted. If our distributors and resellers increase the size of their product orders without sufficient lead time for us to process the order, our ability to fulfill product demand would be compromised. In addition, because our accounts receivable are concentrated within a small group of distributors and resellers, the failure of any of them to pay on a timely basis, or at all, would reduce our cash flow.

We generally recognize revenue to distributors and resellers when risk of loss is transferred to such third party. To the extent that return rates from our customers or price protection exceed historical averages, revenues from future periods will be reduced.

We depend on a limited number of third-party component suppliers and contract manufacturers for the manufacture of our products. If these third parties experience any delay, disruption or quality control problems in their operations, we could lose market share and revenues, and our reputation may be harmed.

All of our products are manufactured, assembled, tested and packaged by contract manufacturers, as we have no manufacturing or testing facilities. We rely on component suppliers and contract manufacturers to procure components and, in some cases, subcontract engineering work. There are a limited number of manufacturers of LCD panels, and we do not expect this number to increase significantly. Some of our products are manufactured by a single contract manufacturer. Our component suppliers and contract manufacturers are primarily located in mainland China, Taiwan and Thailand and may be subject to disruption by earthquakes, typhoons and other natural disasters, epidemics, pandemics, as well as political, social or economic instability. We do not have any long-term contracts with any of these third-party component suppliers and contract manufacturers. Product pricing is generally negotiated on an order-by-order basis. Our contracts with our component suppliers and contract manufacturers, including those contracts containing provisions that may be materially favorable to us, are generally terminable for any reason and by either party with 90 days notice. If our component suppliers and contract manufacturers encounter financial or other business difficulties, if their strategic objectives change, or if they perceive us to no longer be an attractive customer, they may no longer assist us in our product development efforts, and our business could be harmed.

The loss of the services provided by any of our primary contract manufacturers or a change in material terms could cause a significant disruption in operations, delays in product shipments and an adverse impact on our cash flow. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming.

Our reliance on third-party component suppliers and contract manufacturers also exposes us to the following risks over which we have limited or no control:

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Inability to procure key required components for our finished products to meet customer demand;

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Loss of access to capacity from one or more panel manufacturers or increased competition if such manufacturers elect to directly provide display devices to distributors, resellers or in other markets.

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Unexpected increases in manufacturing and repair costs;

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Unexpected reductions in payment terms;

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Interruptions in shipments if one of our manufacturers is unable to complete production or experiences delays;

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Inability to control the quality of finished products;

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Inability to control delivery schedules;

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Inability to obtain favorable pricing;

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Unpredictability of manufacturing yields; and

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Potential lack of adequate capacity to manufacture all or some of the products we require.

If our new products fail to achieve broad market acceptance on a timely basis we will not be able to compete effectively and we will be unable to increase or maintain net sales and gross margins.

We operate in a highly competitive, quickly changing environment. We are dependent upon sufficient demand and broad market acceptance for LCD display products. Our future success depends on our ability to develop and introduce new products and product enhancements that achieve broad market acceptance in the business and home markets. Our future success will depend in large part upon our ability to:

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Identify demand trends in the business and home display markets and quickly develop, manufacture and sell products that satisfy these demands;

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Manage our cost structure to enable us to bring new products to market at competitive prices;

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Respond effectively to new product announcements from our competitors by designing competitive products, either internally or through the use of third parties;

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Provide compatibility and interoperability of our products with products offered by other vendors and new technologies as they emerge;

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Efficiently access the display technology needed for our products to have broad market acceptance and respond rapidly to shifts in the display technology towards new or different display technologies;

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Manage our product offerings either as stand-alone products or in combination with other products or services, or in some other manner; and

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Respond effectively to unexpected shifts in market demand towards display and PC products sold together under the same brand or away from stand-alone displays.

If a different or new display technology other than LCD achieves broad market acceptance and we are unable to shift to this new or different display technology, our business could be harmed.

Most of our revenue is currently derived from the sale of products utilizing LCD display technology. Different technologies are also currently available and these include plasma, Liquid Crystal on Silicon and Organic Light Emitting Diode. New display technologies are under development and may be commercialized in the future. Our success will depend in part on our continued ability to offer products utilizing a display technology that has broad market appeal on commercially reasonable terms. If we are unable to shift or obtain the necessary technology, we may be forced to acquire or develop alternative technology of lower quality or performance standards. This could limit and delay our ability to offer competitive products and increase our costs of production. If a different or new display technology proves to have broad market acceptance and we are unable to access or bring to market products using this new or different display technology, we could lose market share and our revenue, gross margins and operating results could be harmed.

Confidentiality agreements with employees and others may not adequately prevent disclosure of proprietary information.

We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our distributors, resellers, suppliers and contract manufacturers to limit access to, and disclosure of, our proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our products are complex and may require modifications to resolve undetected errors or unforeseen failures, which could lead to an increase in our warranty claims and costs, a loss of customers, or a decline in market acceptance of our products.

Our products are complex and may contain undetected errors or experience unforeseen failures when first introduced or as new versions are released. These errors could cause us to incur significant warranty and re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. We also have received, and expect to continue to receive, claims alleging the sale by us of defective products. If we deliver products with defects, our credibility and the market acceptance and sales of our future products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our distributors and resellers. We also agree to indemnify our distributors and resellers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damages payments.

Changes in the way we do business and volatility in our industry could require us to raise additional capital.

Although we believe that our existing cash balances, credit facilities, anticipated cash flows from operations and the net proceeds of this offering will be sufficient to meet our operating and capital requirements for at least the next 12 months, we may be required to raise additional capital through either equity or debt financing, which may not be available on favorable terms, or at all. Factors that could adversely affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

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Differences between payment terms for the purchase of key components and the sale of finished products;

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Need to enter into early-pay or pre-pay arrangements to secure lower pricing and capacity for key components or finished products;

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Significantly decreased demand for and market acceptance of our products;

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Need to make significant investments in order to successfully develop our next-generation products;

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Competitive pressures resulting in lower than expected average selling prices;

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Adverse changes in component pricing or payment terms with our distributors and resellers or our contract manufacturers and suppliers; or

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Acquisitions of businesses or complementary technologies.

We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail our sales and marketing expenditures, which could harm our business. If we should require capital in excess of our current availability and if we were unable to raise additional capital, our business could be harmed.

If we fail to comply with government regulations, including those promulgated by the Federal Communications Commission, the European Union's Restriction of Certain Hazardous Substances Directive, or RoHS, and Waste Electrical and Electronic Equipment Directive, or WEEE, our business may be harmed.

We are subject to local laws and regulations in various regions in which we operate. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs from complying with existing, new, modified or more stringent requirements. For instance, in the United States we are subject to rules enforced by the Federal Communications Commission, or FCC, regarding televisions containing high-definition tuners. The FCC has notified us that importation declarations indicate that we may have violated certain FCC rules with respect to the transition requirements for selling televisions containing high-definition tuners and may be subject to fines.

In the European Union, or EU, there are two particular directives, RoHS and WEEE, which we believe may have a material impact on our business. RoHS restricts the distribution of certain substances, including lead, within the EU and became effective on July 1, 2006. RoHS requires us to eliminate and/or reduce the level of specified hazardous materials from our products and requires us to maintain and publish a detailed list of all chemical substances in our products. WEEE requires us to take back and recycle all products we manufacture or import into the EU at our own expense and became effective in August 2005 for most EU countries and at varying dates thereafter for other EU countries whose implementation of the European WEEE Directive was subsequent to August 2005. The United Kingdom is the most recent country to implement the WEEE Directive and its regulations became effective in January 2007. If we fail to, or do not fully, comply with the EU directives our business may be harmed. For example,

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We may be unable to procure appropriate RoHS compliant material in sufficient quantity and quality and/or be unable to incorporate it into our product procurement processes without compromising product quality and/or harming our cost structure;

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We may not be able to sell non-compliant products into the EU or to any customer whose end products will be sold into the EU, which may result in reduced sales; or

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We may face excess and obsolete inventory risk related to non-compliant inventory that we may continue to hold for which there is reduced demand and we may need to write down such inventory.

We depend on our founder and other executive officers, and if we are not able to retain them, our business will suffer.

James Chu, our founder, Chairman of the Board, Chief Executive Officer and majority stockholder and other executive officers, possess specialized knowledge with respect to our business and our operations. Consequently, the loss of Mr. Chu, in particular, and our other executive officers could harm our business. We do not carry key man life insurance on any of our executive officers.

Any acquisition we make could disrupt our business and harm our financial condition and operations.

We have made strategic acquisitions of businesses, technologies and other assets in the past. While we have no current agreements or commitments with respect to any acquisition, we may in the future acquire businesses, product lines or technologies. In the event of any future acquisition, we may not ultimately strengthen our competitive position or achieve our goals, or they may be viewed negatively by customers, financial markets or investors and we could:

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Issue stock that would dilute our current stockholders' percentage ownership;

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Incur debt and assume other liabilities; and

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Incur amortization expenses related to goodwill and other intangible assets and/or incur large and immediate write-offs.

Acquisitions also involve numerous risks, including:

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Problems integrating the acquired operations, technologies or products with our own;

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Diversion of management's attention from our core business;

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Assumption of unknown liabilities;

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Adverse effects on existing business relationships with suppliers and customers;

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Increased accounting and financial reporting compliance risk;

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Risks associated with entering new markets; and

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Potential loss of key employees.

We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which could harm our business.

Risks related to our common stock and this offering

The market price of our common stock may be highly volatile and investors may not be able to resell their shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. Although we have applied to have our common stock listed on The Nasdaq Global Market, an active trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the open market. Investors may not be able to sell their shares quickly or at the market price.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

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Actual or anticipated variations in our quarterly operating results;

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New products introduced or announced by us or our competitors, and the timing of these introductions or announcements;

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Actual or anticipated changes in earnings estimates or recommendations by securities analysts;

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Announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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General economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors;

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Changes in market valuations of similar companies;

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Sales of common stock or other securities by us or our stockholders in the future;

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Additions or departures of management personnel; and

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Trading volume of our common stock.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management's attention and resources from our business.

James Chu, our founder, Chairman of the Board and Chief Executive Officer, and his affiliates beneficially own a majority of our common stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of March 31, 2007, James Chu, our founder, Chairman of the Board and Chief Executive Officer, together with his affiliates, beneficially owned 87.2% of our common stock and upon the closing of this offering, Mr. Chu and his affiliates will continue to beneficially own         % of our outstanding common stock. Accordingly, even after this offering, Mr. Chu and his affiliates will be able to exert a significant degree of influence over our management and affairs and control matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could depress the market value of our common stock.

We will continue to incur significant costs as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We will continue to incur significant legal, accounting and other compliance expenses following this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Global Market, impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will continue to make some activities more time-consuming and costly. We expect director and officer liability insurance to be expensive, and we may be required to incur substantial costs to maintain the same or similar coverage in the future.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in 2007 we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. If we or our independent registered public accounting firm determine that we have a material weakness in our internal control over financial reporting our stock price may decline. As a result of our compliance with Section 404, we will incur substantial accounting expense and expend significant management efforts.

Future sales of our common stock in the public market could cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have             shares of common stock outstanding, or             shares if the underwriters exercise their right to purchase additional shares to cover over-allotments in full.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders' ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements, together with restrictions under the securities laws described in "Shares eligible for future sale," limit the number of shares of common stock that may be sold immediately following this offering.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. The remaining 357,894,666 shares of common stock outstanding after this offering, of which 311,969,998 are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, will be available for sale after the expiration of the contractual lock-up period. J.P. Morgan Securities Inc. and Banc of America Securities LLC could release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. In addition, as of March 31, 2007, the 30,041,990 shares that are subject to outstanding options, and if issued, the 12,344,299 additional shares reserved for future issuance under our equity incentive plans, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and the lock-up agreements. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

If securities or industry analysts do not publish research or publish unfavorable or misleading research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes unfavorable or misleading research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, both to be effective upon the closing of this offering, may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

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A prohibition on actions by our stockholders by written consent;

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Limitations on the ability of stockholders to remove our directors; and

•
Advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by our stockholders.

Purchasers of shares of common stock sold in this offering will experience immediate dilution. Investors will experience further dilution if we issue shares in future financing transactions and upon the exercise of stock options.

Purchasers of shares of common stock in this offering will experience immediate dilution of $             per share because the price that investors pay will be substantially greater than the net tangible book value per share of the shares purchased. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. If we issue additional common stock or issue securities convertible into or exchangeable or exercisable for common stock, our stockholders will experience additional dilution. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights superior to our existing stockholders.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds from this offering for sales and marketing activities and for general corporate purposes, and therefore, our management will have broad discretion as to the use of the offering proceeds. Accordingly, investors will be relying on the judgment of our management with regard to the use of these net proceeds, and investors will not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return to us.

We have no intention to declare dividends in the foreseeable future.

The decision to pay cash dividends on our common stock rests with our Board of Directors and will depend on our earnings, unencumbered cash, capital requirements and financial condition and any restrictions contained in our credit facilities. We do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations. Investors in our common stock should not expect to receive dividend income on their investment, and investors will be dependent on the appreciation of our common stock to earn a return on their investment.

Forward-looking statements

This prospectus, particularly the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," contains forward-looking statements. All statements other than historical facts contained in this prospectus, including statements regarding our future results of operations and financial conditions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus the words "anticipate," "believe," "can," "could," "estimate," "expect," "intend," "is designed to," "may," "might," "objective," "plan," "potential," "predict," "should" or the negative of these words and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•
Our expectations regarding our sales, expenses and operations;

•
Our anticipated trends and challenges in the markets in which we operate, including ASP reductions and transitions to new technologies;

•
Our distributors and resellers;

•
Our ability to anticipate the future needs of commercial and consumer end users;

•
Our plans for future products and enhancements of existing products;

•
Our growth strategies;

•
Our intellectual property, third-party intellectual property and claims related to infringement thereof;

•
Our anticipated cash needs, our estimates regarding our capital requirements and our need for additional financing; and

•
Our use of the proceeds from this offering.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading "Risk factors."

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Use of proceeds

We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $    million, or approximately $     million if the underwriters exercise their option to purchase additional shares of common stock to cover any over-allotments in full, based upon an assumed initial public offering price of $    per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) net proceeds by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $     million assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial offering price or the number of shares by these amounts would have a material effect on our uses of the net proceeds from this offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

We currently expect to use our net proceeds from this offering as follows:

•
approximately $     million for sales and marketing activities; and

•
the remainder to fund working capital and other general corporate purposes.

As of March 31, 2007, we had outstanding subordinated notes payable to James Chu, our founder, Chairman of the Board and Chief Executive Officer, and Keypoint Investments, L.P., a California limited partnership, of which Mr. Chu and his wife, Lily Chu, are the general partners, in the aggregate principal amount of $43.0 million. The subordinated notes are due on April 12, 2008 and a portion of the net proceeds may be used to repay these notes, although we have not yet made a determination as to whether we will do so. The interest rate on the subordinated notes is 3.97% per annum.

We may also use a portion of the net proceeds for the potential acquisition of, or investment in, other products that we may develop, intellectual property rights or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including future sales growth, cash generated from future operations and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The amount and timing of our expenditures will depend on several factors, including the amount of cash used by our operations. Pending their uses, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

Since April 2000, we have not declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors. Our credit facility prevents us from declaring or paying dividends except in certain circumstances.

Capitalization

The following table sets forth our capitalization as of March 31, 2007:

•
on an actual basis;

•
on a pro forma as adjusted basis to reflect: (i) the conversion of all of our outstanding shares of preferred stock into 3,300,000 shares of common stock immediately prior to the closing of this offering and (ii) the sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•
the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering.

You should read the information in this table together with our financial statements and accompanying notes and "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus.

	As of March 31, 2007
(in thousands, except share and per share data)	Actual	Pro forma as adjusted

Long-term debt, net of current portion	$43,000	$
Stockholders' equity:
Preferred stock, $0.001 par value; 22,800,000 shares authorized, 3,300,000 shares issued and outstanding, actual; $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	3		—
Common stock, $0.01 par value, 600,000,000 shares authorized, 354,594,666 shares issued and outstanding, actual; $0.001 par value; 300,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	3,546
Additional paid-in capital	94,241
Accumulated deficit	(27,908)
Accumulated other comprehensive loss	(2,139)

Total stockholders' equity	67,743

Total capitalization	$110,743	$

The outstanding share information in the table above excludes as of March 31, 2007:

•
30,041,990 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.42 per share; and

•
12,344,299 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan.

In April 2007, a former vendor returned 3,000,000 shares of our common stock to us with a value of $1.7 million pursuant to a settlement agreement.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of total stockholders' equity and total capitalization by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of total stockholders' equity and total capitalization by approximately $              million assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock. As of March 31, 2007, we had a historical net tangible book value of our common stock of $66.4 million, or approximately $0.19 per share, not taking into account the conversion of our outstanding convertible preferred stock. The pro forma net tangible book value of our common stock as of March 31, 2007 was approximately $     million, or approximately $    per share, based on the number of shares outstanding as of March 31, 2007, after giving effect to the conversion of all outstanding convertible preferred stock into shares of common stock upon the closing of this offering.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $    per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $     million, or approximately $    per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $    per share to existing stockholders, and an immediate dilution of $    per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2007	$
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock

Pro forma net tangible book value per share before this offering

Pro forma increase in net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by $     million, or $             per share, and the pro forma dilution per share to investors in this offering by $           per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $     million, or $    per share, and the pro forma dilution per share to investors in this offering would be $    per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $     million, or $    per share, and the pro forma dilution per share to investors in this offering would be $    per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase    additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $    per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $    per share and the pro forma dilution to new investors purchasing common stock in this offering would be $    per share.

The following table summarizes, on a pro forma basis as of March 31, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $    per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
					Weighted average price per share
	Number	Percent	Amount	Percent

Existing stockholders before this offering	357,894,666%		$82,210,994%		$0.23
Investors participating in this offering

Total		100%		$100%

The above discussion and tables also assume no exercise of any outstanding stock options except as set forth above. As of March 31, 2007, there were:

•
30,041,990 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.42 per share; and

•
12,344,299 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan.

In April 2007, a former vendor returned 3,000,000 shares of common stock to us pursuant to a settlement agreement.

If all outstanding stock options were exercised, then our existing stockholders, including the holders of these options, would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the closing of this offering. The total consideration paid by our existing stockholders would be $     million, or     %, and the total consideration paid by our new investors would be $     million, or    %. The average price per share paid by our existing stockholders would be $    and the average price per share paid by our new investors would be $    .

Selected consolidated financial data

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

Our historical results are not necessarily indicative of results to be expected for future periods and the results for the three months ended March 31, 2007 are not necessarily indicative of results to be expected for the full year. We derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and consolidated balance sheet data as of March 31, 2007 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of this data.

	Years ended December 31,					Three months ended March 31,
(in thousands, except per share data)	2002	2003	2004	2005	2006	2006	2007

Consolidated statements of operations data:
Net sales	$876,121	$1,060,691	$1,104,333	$1,200,190	$1,589,090	$326,794	$409,838
Cost of sales	748,209	926,201	1,003,960	1,085,011	1,444,905	296,578	376,490

Gross profit	127,912	134,490	100,373	115,179	144,185	30,216	33,348
Selling, general and administrative expenses	99,806	126,180	117,338	105,349	120,606	26,907	29,044

Income (loss) from operations	28,106	8,310	(16,965)	9,830	23,579	3,309	4,304
Other income (expense):
Interest income (expense), net	(1,420)	(1,464)	(1,291)	287	(198)	157	(164)
Other income (expense), net	6,470	2,822	2,542	(4,266)	3,764	1,336	174

Total other income (expense), net	5,050	1,358	1,251	(3,979)	3,566	1,493	10

Income (loss) from continuing operations before income taxes	33,156	9,668	(15,714)	5,851	27,145	4,802	4,314
Provision (benefit) for income taxes	11,500	2,333	(3,293)	14,659	2,954	1,226	344

Income (loss) from continuing operations	21,656	7,335	(12,421)	(8,808)	24,191	3,576	3,970
Loss from discontinued operations(1)	(2,465)	(2,853)	(5,989)	—	—	—	—
Net gain on disposal of discontinued operations, net of tax(1)	—	—	2,153	475	—	—	—

Net income (loss)	19,191	4,482	(16,257)	(8,333)	24,191	3,576	3,970
Preferred stock accretion	(1,078)	(1,229)	(1,372)	(1,524)	(48)	(48)	—

Net income (loss) available to common stockholders	$18,113	$3,253	$(17,629)	$(9,857)	$24,143	$3,528	$3,970

Basic earnings (loss) per share:
Continuing operations	$0.06	$0.02	$(0.04)	$(0.03)	$0.07	$0.01	$0.01
Discontinued operations	(0.01)	(0.01)	(0.02)	—	—	—	—
Gain on disposal of discontinued operations	—	—	0.01	—	—	—	—

Total basic earnings (loss) per share	$0.05	$0.01	$(0.05)	$(0.03)	$0.07	$0.01	$0.01

Diluted earnings (loss) per share
Continued operations	$0.06	$0.02	$(0.04)	$(0.03)	$0.07	$0.01	$0.01
Discontinued operations	(0.01)	(0.01)	(0.02)	—	—	—	—
Gain on disposal of discontinued operations	—	—	0.01	—	—	—	—

Total diluted earnings (loss) per share	$0.05	$0.01	$(0.05)	$(0.03)	$0.07	$0.01	$0.01

Basic weighted average shares outstanding(2)	353,322	353,891	353,917	353,969	354,279	354,059	354,595

Diluted weighted average shares outstanding(2)	362,344	358,538	353,917	353,969	360,432	360,764	360,993

(1)
The operations of two of our majority-owned subsidiaries were discontinued during 2004. See note 16 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus.

(2)
Please see note 15 to the notes to our audited consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders, the pro forma basic and diluted net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,					As of March 31,
(in thousands)	2002	2003	2004	2005	2006	2007

Consolidated balance sheet data:
Cash and cash equivalents	$65,641	$86,828	$100,497	$93,998	$69,079	$33,906
Total assets	376,898	414,929	458,523	432,725	578,637	569,615
Long-term debt, net of current portion	43,000	43,000	43,000	43,000	43,000	43,000
Redeemable convertible preferred stock	10,828	12,056	13,428	14,952	—	—
Total stockholders' equity	52,609	64,707	46,967	38,232	64,023	67,743

Management's discussion and analysis of financial
condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the "Risk factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Our company

ViewSonic Corporation is a leading global provider of visual display products. We develop, market and support a broad range of innovative products including liquid crystal display, or LCD, monitors, LCD TVs, projectors, digital signage displays and other display products. We were founded in 1987 and have a 20 year history of providing innovative products with market leading technologies. We sell our products to businesses and consumers through a variety of channels, including distributors and resellers such as solution providers, value added resellers, traditional retailers and Internet retailers. We are a Fortune 1000 company, and our products are sold in over 100 countries.

Our strategy is to effectively leverage our scale, strong global brand, close supplier and channel relationships and market knowledge to introduce industry leading products and penetrate new markets. We collaborate with a network of world class component suppliers and contract manufacturers to deliver a wide array of display products for use in a variety of consumer and commercial applications. We believe our operating model allows us to quickly develop, introduce and ramp new products while maintaining an efficient cost structure.

Financial operations overview

Three months ended March 31, 2007

In the first quarter of 2007, the LCD display industry continued to experience an oversupply situation as a result of increased LCD panel production capacities and slower than expected market demand. This resulted in rapidly declining average selling prices, or ASPs, and increased margin compression. Despite this downward trend in ASPs, we were able to grow sales in regional markets by enhancing our core product offerings across our display portfolios and increase our profits as a result of improvements made to our supply chain and logistics processes. We continue to look for opportunities to simplify our business processes in order to maximize operating efficiencies. This has resulted in increased leverage in our overall cost structure allowing us to be more competitive in the display market and effectively lowering our product costs in the first quarter of 2007. The full extent of benefits derived from our direct sourcing initiative are dependent on market conditions including periods of oversupply and rapidly dropping ASPs. In periods of oversupply, the benefits of direct LCD panel purchases are greater while our ASPs generally decrease. In periods of short supply those benefits decline, however the ASPs generally increase. This sourcing initiative helps us decrease the overall volatility of our gross margins, although we are unable to anticipate the amount of benefits, if any, that will be realized for the rest of 2007. While end user demand for LCD monitors continues to be slow, we are starting to see increases in panel prices and we expect pricing strategies to adjust accordingly.

Income from operations increased 30.1% to $4.3 million in the first quarter of 2007 compared to $3.3 million in the first quarter of 2006. This increase was primarily due to sales growth and increased leverage in our selling, general and administrative expenses as a percentage of net sales, which decreased to 7.1% in the first quarter of 2007 compared to 8.2% in the first quarter of 2006, partially offset by lower gross margins of 8.1% in the first quarter of 2007 compared to 9.2% in the first quarter of 2006.

Total unit shipments increased 43.5% in the first quarter of 2007 compared to the first quarter of 2006. The display industry continued to experience a shift from older technologies, such as CRT, to newer technologies, such as LCD, as well as a broadening of applications from PC monitors to TVs and other digital media products during the first quarter of 2007. Unit shipments of our LCD monitors, LCD TVs, and projectors grew 72.1%, 61.2%, and 115.9%, respectively, in the first quarter of 2007 compared to the first quarter of 2006, while shipments of our CRT monitors declined 47.2% in the first quarter of 2007 compared to the first quarter of 2006.

2006

During 2006, the LCD display industry continued to experience competitive pressures in terms of declining ASPs and margin compression. In the first half of 2006, we saw an oversupply of display panels and declining ASPs primarily resulting from an increase in LCD panel production capacities and slower than expected demand. In the second half of 2006, however, we experienced spot shortages of display panels for some LCD sizes due to an increase in demand in excess of LCD panel production capacities for certain sizes. In response to the spot shortages, panel production capacities increased during the fourth quarter of 2006. However, amidst softening fourth quarter demand, we began to experience a slight oversupply situation for some LCD panel sizes. Despite generally increasing pricing and margin pressures throughout 2006, we were able to mitigate the impact of this downward trend in ASPs primarily as a result of our implementation of key initiatives in 2006 to improve our supply chain and logistics efficiency, simplify our business processes to maximize operating efficiencies, grow sales in regional markets and expand our core product offerings. In addition, we believe our initiative to source LCD panels directly from manufacturers has resulted in higher gross margins. We believe this sourcing initiative has brought us closer to the supply base allowing us to more closely monitor market trends and supply cycles and has allowed us to consolidate our LCD panel purchasing power. By means of this key component sourcing initiative, we hope to be less vulnerable to the inherent volatility of the LCD display industry.

Income from operations increased 139.9% to $23.6 million in 2006 compared to $9.8 million in 2005. This increase was primarily due to sales growth and increased leverage in our selling, general and administrative expenses as a percentage of net sales, which decreased to 7.6% in 2006 compared to 8.8% in 2005, primarily as a result of strategic initiatives undertaken to maximize operating efficiencies and enhance our competitiveness.

Our total unit shipments increased 35.5% from 2005 to 2006. During 2006, the LCD display industry continued to experience a shift from older technologies, such as CRT, to newer technologies, such as LCD, as well as a broadening of applications from PC monitors to TVs and other digital media products. Unit shipments of our LCD monitors, LCD TVs, and projectors grew 81.1%, 106.0%, and 138.3%, respectively, from 2005 to 2006, while shipments of our CRT monitors declined 38.8% from 2005 to 2006.

The ASPs of our LCD monitors decreased 21.7% in 2006 compared to 2005. This decrease was primarily due to increased production capacities, aggressive price competition and regional and product mix.

Critical accounting policies and estimates

General

Management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management has discussed the development, selection and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue recognition and promotional expenses

Substantially all of our revenues are derived from sales to distributors and resellers. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104 "Revenue Recognition." Pursuant to SAB No. 104 revenue from these customers is recognized when (1) risk of loss is transferred, which generally occurs upon delivery, (2) persuasive evidence of an arrangement exists, (3) the price is fixed or readily determinable, and (4) collectability is probable. We extend rights of return to our customers, which are accrued for based on estimated future returns determined by using estimates and historical experience and reflected as reductions to revenues. The primary factors affecting our estimates include the estimated return rate and the number of units shipped that still have a specified right of return as of the balance sheet date. If actual returns exceed our estimated returns, additional reductions to revenue would be recorded in the period the adjustments are made.

We offer several customer and distributor incentive programs, including price protection, rebates, promotions and other volume-based incentives, which are recorded as reductions to revenue. Certain incentive programs require us to estimate, based on historical experience and other factors, the number of customers who will actually redeem the incentive. Future market conditions and product transitions may require us to take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. We estimate our promotions in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), or EITF 01-9, which requires us to record sales allowances as a reduction of our revenue in our statement of operations. We offer sales allowance programs, which can generally be categorized as rebates, price protection and other "meet the competition" discounts (i.e., discounts offered to meet our competition's prices on comparable products). We consider these sales incentives to be an adjustment of the selling price to our customers. In accordance with EITF 01-9, we recognize the maximum potential liability for our sales promotions in our statement of operations unless the estimated liability can be reduced based on relevant historical experience. We monitor our various sales incentive programs by customer on a monthly basis and assess the adequacy of our accruals for such programs as necessary. Over the past three years, such programs have averaged 7.5% of our net sales per year. Therefore, if our estimates were understated by 1% of our net sales for 2006, the negative impact to our net sales would have been approximately $16.0 million. For the three months ended March 31, 2007, such programs were 6.5% of our net sales.

Allowance for doubtful accounts

Our allowance for doubtful accounts is determined using an analysis to determine whether the balance of the account sufficiently adjusts the accounts receivable balance to its net realizable value. The analysis consists of applying a historical write-off percentage against the accounts receivable aging balance to determine whether the allowance for doubtful accounts balance is sufficient to cover expected future write-offs. We maintain an allowance for all customers based on a variety of factors, including the length of time receivables are past due, trends in overall rating of the total portfolio, macroeconomic conditions, significant one-time events and historical experience. Also, we record an additional allowance for individual accounts when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, our estimates of the recoverability of receivables would be further adjusted. If our estimates for future bad debts are higher than recorded, this could result in higher bad debt expense. We monitor customer credit limits and historical payment history on a monthly basis. As of December 31, 2006, we had $277.2 million of net trade receivables and as of March 31, 2007 we had $308.0 million.

Inventories

Inventories consist primarily of finished goods and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting. We write down our inventory for estimated lower of cost or market which is equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. Other factors influencing these write-downs include rapid technological changes, product life cycle and product pricing. We evaluate our inventory on a monthly basis and make necessary adjustments. Inventory write-downs totaled $2.8 million, $14.0 million, $11.5 million and $9.8 million in the three months ended March 31, 2007 and in 2006, 2005 and 2004, respectively. Our inventory write-downs as a percentage of cost of sales have averaged approximately 1% for the three months ended March 31, 2007 and for 2006, 2005 and 2004.

We operate in a rapidly changing business environment in which changes in technology and customer demand may have a significant impact on the valuation of our inventory. We adjust our inventories for obsolescence, excess or amount in excess of net realizable value to reflect inventory at the lower of cost or market. Factors influencing these adjustments include changes in demand, technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments are required if any of these factors differ from our estimates.

We review the amount of inventory in our various sales channels, sales forecasts and historical trends such as sell through activity, as well as price trends and other relevant data. Based upon this market information, we adjust our related inventory values. Major changes in inventory values usually relate to technological changes and market acceptance of new products, which are difficult to predict. If we are unable to properly monitor and manage our sales channel inventory and maintain an appropriate level and mix of products with our customers, we may experience inventory losses.

Promotional pricing incentives from our vendors

We receive promotional pricing incentives from several of our product vendors. The amount of the pricing incentives is based on the market competition and the quantity of historical purchases of these components from such vendors. The pricing incentives have no impact on future component purchases from these vendors. We record the reimbursement from our vendors for these promotional pricing incentives when we are released of the legal liability for the payment of the product purchases by our vendors.

Warranty provision

We provide product warranty programs on a worldwide basis that vary in term from 12 to 36 months. The length of the warranty period and the specific warranty coverage are based on the type of product and geographic location. We accrue for estimated warranty costs at the time the product is sold, and such amounts are based upon historical experience. The historical data that determines the warranty accrual and the overall estimate of the warranty reserve includes the following key factors: net cost of repair (repair costs less reimbursements from suppliers), defect rates and total number of products under warranty. If our estimates for net cost of repair and defect rates are higher than recorded, this could result in higher future warranty expenses.

Patent litigation expenses

There are certain claims against us that are related to patent infringement cases. We accrue for these claims whenever we determine an unfavorable outcome is probable and the liability is reasonably estimable. The amount of the accrual is estimated based on a review of each individual claim, including the type and facts of the claim and an assessment of the claim's merits. In accordance with Statement of Financial Accounting Standards, or SFAS No. 5, Accounting for Contingencies, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us, as well as adequate provisions for any probable and estimable losses. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any pending legal matters will have an adverse material effect on our consolidated financial statements.

Long-term investments

For our publicly-traded investments, we follow SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and account for such investments as available for sale. Unrealized gains (losses) are recorded in other comprehensive income, net of tax. Any realized gains (losses) are recorded in other income (expense) and cost is determined by specific identification.

We account for our investments in privately-held companies under the cost method. Our investment in privately-held companies was valued at $0.1 million as of March 31, 2007 and December 31, 2006 and 2005. We are under no contractual obligation to provide additional funding to these privately-held companies and do not exercise significant influence over them.

When events dictate, we perform an impairment analysis to determine whether the loss, if any, is other than temporary. Private and public securities investment impairments totaled $0, $1.7 million, $1.8 million and $4.3 million in the three months ended March 31, 2007 and in 2006, 2005 and 2004, respectively. In determining whether impairment exists, we evaluate the latest financial operating results of the investment and review discounted cash flow projections. The actual amount of impairment is based on the difference between the discounted cash flows versus the recorded value.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets in accordance with SFAS 109, Accounting for Income Taxes.

The establishment of a valuation allowance requires the assessment of both positive and negative evidence. This evidence includes our past and projected future performance, the market environment in which we operate, the utilization of past tax credits and the length of the carry-back and carry-forward periods of net operating losses. As of March 31, 2007 and December 31, 2006, we had a valuation allowance of $10.8 million, of which $10.3 million was against domestic net deferred income tax assets.

Pursuant to Accounting Principles Board Opinion No. 23, Accounting for Income Taxes-Special Areas, or APB 23, we do not provide for federal income taxes or tax benefits on the undistributed earnings associated with the non-U.S. operations. In the event some or all of the earnings were distributed to the U.S. entity, some portion of the distribution would be subject to both U.S. income taxes and foreign withholding taxes. However, foreign tax credits may become available to reduce or eliminate the U.S. income tax liability.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN 48 became effective for us on January 1, 2007, and as a result, we recognized a $0.4 million increase to our January 1, 2007 accumulated deficit balance. In addition, consistent with the provisions of FIN 48, we reclassified $3.1 million of income tax liabilities from current to non-current liabilities because payment of cash is not anticipated within one year of the balance sheet date. As of January 1, 2007, the balance of gross unrecognized tax benefit was $4.4 million. To the extent these unrecognized tax benefits are ultimately recognized, they will impact our effective tax rate in a future period.

Results of operations

Net sales

We generate revenues primarily from the sale of our visual display technology products to our channel partners, including distributors and resellers. We sell to a geographically diversified customer base with 53%, 53%, 55% and 45% of our consolidated net sales generated outside of the Americas in the three months ended March 31, 2007 and in 2006, 2005 and 2004, respectively. We extend price reductions and sales incentives to our customers including price protection, promotions and other volume-based sales incentives. Sales to Ingram Micro Inc. in 2006, 2005 and 2004 were 11%, 11% and 14%, respectively, of our total consolidated net sales. Sales to Tech Data Corporation in 2005 and 2004 were 10% and 13%, respectively, of our total consolidated net sales. No single customer generated over 10% of our consolidated net sales in the three months ended March 31, 2007.

Cost of sales

Our cost of sales consists primarily of the cost of inventory purchased from our contract manufacturers, manufacturing support costs, inventory provisions, warranty, shipping, warehouse and storage costs. We maintain relationships with third-party contract manufacturers, which we believe will be able to provide us with sufficient quantities of product in the normal course of business. We expect to continue to experience price fluctuations for our products. Changes in gross profit as a percentage of revenue, or gross margin, are primarily the result of changes in product mix and geographic mix, as well as general industry pricing dynamics.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of salaries, commissions and bonuses, promotional tradeshow and advertising expenses, research and development, travel and entertainment expenses, and legal and accounting expenses.

Total other income (expense), net

Total other income (expense) primarily includes interest income, interest expense, gains and losses on sales of investments and transaction related foreign currency gains and losses.

Preferred stock accretion

Preferred stock accretion represents the accretion value of our Series B Preferred Stock from its initial value to the redemption price. We redeemed all outstanding shares of our Series B Preferred Stock in January 2006.

Comparison of the three months ended March 31, 2007 and 2006

The following table sets forth our condensed consolidated statements of operations data for the periods indicated:

	Three months ended March 31,		Increase (decrease)
(in thousands)	2007	2006	$	%

	(unaudited)
Net sales	$409,838	$326,794	$83,044	25.4%
Cost of sales	376,490	296,578	79,912	26.9

Gross profit	33,348	30,216	3,132	10.4
Selling, general and administrative expenses	29,044	26,907	2,137	7.9

Income from operations	4,304	3,309	995	30.1
Other income (expense):
Interest (expense) income, net	(164)	157	(321)	*
Other income (expense), net	174	1,336	(1,162)	*

Total other income (expense), net	10	1,493	(1,483)	*

Income from continuing operations before income taxes	4,314	4,802	(488)	(10.2)
Provision for income taxes	344	1,226	(882)	(71.9)

Net income	3,970	3,576	394	11.0
Preferred stock accretion	—	(48)	48	*

Net income available to common stockholders	$3,970	$3,528	$442	12.5%

*
Percentage not meaningful.

The following table sets forth our condensed consolidated statements of operations data expressed as a percentage of net sales for the periods indicated:

	Three months ended March 31,(1)
	2007	2006

Net sales	100.0%	100.0%
Cost of sales	91.9	90.8

Gross profit	8.1	9.2
Selling, general and administrative expenses	7.1	8.2

Income from operations	1.1	1.0
Other income (expense):
Interest (expense) income, net	—	0.1
Other income (expense), net	—	0.4

Total other income (expense), net	—	0.5

Income from continuing operations before income taxes	1.1	1.5
Provision for income taxes	0.1	0.4

Income (loss) from continuing operations	1.0	1.1
Net gain on disposal of discontinued operations, net of taxes	—	—

Net income (loss)	1.0	1.1
Preferred stock accretion	—	—

Net income (loss) available to common stockholders	1.0%	1.1%

(1)
May not total due to rounding differences.

Net sales

Net sales increased $83.0 million, or 25.4%, to $409.8 million in the first quarter of 2007 from $326.8 million in the first quarter of 2006. The increase was primarily due to an increase in LCD, LCD TV and projector unit shipments partially offset by lower CRT unit shipments and declines in ASPs across all product categories in the first quarter of 2007 compared to the prior year period. The decline in ASPs reflects the continuing effects of increased production capacities, aggressive competition, reduced costs associated with advances in display technology, and regional and product mix.

Total unit shipments increased 43.5% in the first quarter of 2007 compared to the first quarter of 2006. The increase was due to strong unit shipments across all of our segments driven by our strategic marketing efforts and continued expansion in Latin America, Russia, China and other Asian markets. Unit shipments of our LCD monitors, LCD TVs, and projectors grew 72.1%, 61.2%, and 115.9%, respectively, in the first quarter of 2007 compared to the first quarter of the prior year, while shipments of our CRT monitors declined 47.2% in the first quarter of 2007 compared to the first quarter of the prior year. Of the display products shipped in the first quarter of 2007, LCDs accounted for 83.5% and all other products accounted for 16.5% of such units shipped as compared to 69.6% and 30.4%, respectively, in the first quarter of 2006.

Sales allowances increased $3.2 million, or 13.7%, to $26.6 million in the first quarter of 2007 from $23.4 million in the first quarter of 2006. As a percentage of net sales, sales allowances decreased 0.6 percentage points to 6.5% in the first quarter of 2007 compared to 7.1% in the first quarter of 2006. Returns charged against gross sales were $17.0 million and $6.9 million in the first quarters of 2007 and 2006, respectively.

Cost of sales

Cost of sales increased $79.9 million, or 26.9%, to $376.5 million in the first quarter of 2007 from $296.6 million in the first quarter of 2006. As a percentage of net sales, cost of sales increased to 91.9% in the first quarter of 2007 from 90.8% in the first quarter of 2006. The increase in cost of sales as a percentage of net sales was primarily due to the ASPs of our products declining at a faster rate than offsetting product cost improvements. Product costs as a percentage of net sales increased to 88.6% in the first quarter of 2007 from 86.3% in the prior year. Gross margin declined to 8.1% in the first quarter of 2007 from 9.2% in the prior year primarily due to increased product costs as a percentage of net sales, partially offset by pricing efficiencies achieved due to our sourcing of LCD components directly from manufacturers and reductions in freight and warranty expenses as a percentage of net sales.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $2.1 million, or 7.9%, to $29.0 million in the first quarter of 2007 from $26.9 million in the first quarter of 2006. The increase was primarily due to an increase in personnel-related costs of $1.0 million due to higher headcount, higher selling and marketing expenses of $0.2 million, higher professional fees of $0.2 million related to web development costs, and other costs of $0.7 million. As a percentage of net sales, selling, general and administrative expenses decreased to 7.1% in the first quarter of 2007 from 8.2% in the first quarter of 2006 as a result of our continued focus on streamlining our business processes to maximize operating efficiencies and enhance our competitiveness.

Total other income (expense), net

Total other income (expense), net, decreased $1.5 million to $10,000 in the first quarter of 2007 from $1.5 million in the first quarter of 2006. The decrease was primarily due to lower foreign currency transaction gains of $1.6 million and higher interest expense of $0.3 million as a result of higher average loan balances outstanding during the first quarter of 2007 compared to the first quarter of 2006. In addition, the first quarter of 2006 included impairment charges of $0.4 million related to long-term investments.

Provision for income taxes

Our provision for income taxes decreased $0.9 million to $0.3 million in the first quarter of 2007 from $1.2 million in the first quarter of 2006. The estimated effective tax rate as a percentage of pre-tax income decreased to 8.0% in the first quarter of 2007 compared to 25.5% in the first quarter of 2006. The decrease in the effective tax rate was primarily due to an increase in the proportion of income earned in jurisdictions having a lower effective tax rate than the United States.

Comparison of years ended December 31, 2006 and 2005

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year ended December 31,		Increase (decrease)
(in thousands)	2006	2005	$	%

Net sales	$1,589,090	$1,200,190	$388,900	32.4%
Cost of sales	1,444,905	1,085,011	359,894	33.2

Gross profit	144,185	115,179	29,006	25.2
Selling, general and administrative expenses	120,606	105,349	15,257	14.5

Income from operations	23,579	9,830	13,749	139.9
Other income (expense):
Interest (expense) income, net	(198)	287	(485)	*
Other income (expense), net	3,764	(4,266)	8,030	*

Total other income (expense), net	3,566	(3,979)	7,545	*

Income from continuing operations before income taxes	27,145	5,851	21,294	363.9
Provision for income taxes	2,954	14,659	(11,705)	(79.8)

Income (loss) from continuing operations	24,191	(8,808)	32,999	374.6
Net gain on disposal of discontinued operations, net of taxes	—	475	(475)	*

Net income (loss)	24,191	(8,333)	32,524	390.3
Preferred stock accretion	(48)	(1,524)	1,476	96.9

Net income (loss) available to common stockholders	$24,143	$(9,857)	$34,000	344.9%

*
Percentage not meaningful.

The following table sets forth our consolidated statements of operations data expressed as a percentage of net sales for the periods indicated:

	Year ended December 31,(1)
	2006	2005

Net sales	100.0%	100.0%
Cost of sales	90.9	90.4

Gross profit	9.1	9.6
Selling, general and administrative expenses	7.6	8.8

Income from operations	1.5	0.8
Other income (expense):
Interest (expense) income, net	—	—
Other income (expense), net	0.2	(0.4)

Total other income (expense), net	0.2	(0.3)

Income from continuing operations before income taxes	1.7	0.5
Provision for income taxes	0.2	1.2

Income (loss) from continuing operations	1.5	(0.7)
Net gain on disposal of discontinued operations, net of taxes	—	—

Net income (loss)	1.5	(0.7)
Preferred stock accretion	—	(0.1)

Net income (loss) available to common stockholders	1.5%	(0.8)%

(1)
May not total due to rounding differences.

Net sales

Net sales increased $388.9 million, or 32.4%, to $1,589.1 million in 2006 from $1,200.2 million in 2005. The increase was primarily due to an increase in LCD, LCD TV and projector unit shipments of 81.1%, 106.0% and 138.3%, respectively, partially offset by lower CRT unit shipments of 38.8%.

We continued to experience declines in our ASPs within our LCD and CRT product categories of 21.7% and 12.0%, respectively, which reflects the effects of increased competition and reduced costs associated with advances in visual display technology.

Our total unit shipments increased 35.5% from 2005 to 2006 primarily due to strong unit shipment growth across all of our product categories and regions driven by our strategic marketing efforts and continued expansion in Europe, China and other Asian markets. Of the display products shipped in 2006, LCD products accounted for 77.0%, CRT products accounted for 12.5%, and other products accounted for 10.5% as compared to 57.6%, 27.6%, and 14.8%, respectively, in 2005.

Sales allowances increased $24.6 million, or 32.5%, to $100.2 million in 2006 from $75.6 million in 2005. As a percentage of net sales, sales allowances remained constant at 6.3% in 2006 compared to 2005. Returns charged against gross sales were $30.2 million and $20.7 million in 2006 and 2005, respectively.

Cost of sales

Cost of sales increased $359.9 million, or 33.2%, to $1,444.9 million in 2006 from $1,085.0 million in 2005. As a percentage of net sales, cost of sales increased to 90.9% in 2006 from 90.4% in 2005. Included in 2006 cost of sales was the reversal of $4.7 million of warranty liabilities which was primarily due to lower estimated defect rates as a result of product quality improvements. Included in 2005 cost of sales was the reversal of $3.2 million of accrued liabilities related to a contingent EU duty obligation on 20 inch and larger display panels with DVI connectors of which $3.0 million was accrued in 2004. The impact of these reversals had a 0.3 percentage point decrease on cost of sales as a percentage of net sales for each respective year. The remaining 0.5 percentage point increase was primarily due to ASPs declining at a faster rate than our cost of sales. Product costs as a percentage of net sales increased to 87.2% in 2006 from 86.0% in 2005. Gross margin declined to 9.1% in 2006 from 9.6% in 2005 primarily due to increased product costs as a percentage of net sales, partially offset by pricing efficiencies achieved due to our sourcing of LCD components directly from manufacturers and promotional incentives received from our vendors and increased efficiencies and reductions in freight and warranty expenses as a percentage of net sales.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $15.3 million, or 14.5%, to $120.6 million in 2006 from $105.3 million in 2005. The increase was primarily due to an increase in account development fund expense of $5.0 million, higher incentive compensation of $4.8 million as a result of the increase in our sales and profits, increased selling and marketing expenses of $4.4 million, higher personnel-related costs of $1.3 million due to higher headcount, higher facilities expenses of $0.5 million and other costs of $1.3 million, partially offset by a decrease in non-cash stock-based compensation of $1.3 million and lower legal fees of $0.7 million related to patent infringement lawsuits. Selling, general and administrative expenses as a percentage of net sales decreased to 7.6% in 2006 from 8.8% in 2005. We continue to benefit from increasing leverage in our selling, general and administrative expenses as a percentage of net sales as a result of strategic initiatives undertaken to maximize operating efficiencies and enhance our competitiveness.

Total other income (expense), net

Total other income (expense), net, increased to income of $3.6 million in 2006 from an expense of $4.0 million in 2005. The increase was primarily due to foreign currency transaction gains of $5.2 million in 2006 compared to foreign currency transaction losses of $4.7 million in 2005. This increase was partially offset by impairment write-downs and net losses on the sale of long-term investments of $2.1 million in 2006 and other net changes from 2005 to 2006 of $0.2 million. In 2005, we had a $1.8 million gain on sale of long-term investments, which was offset by a comparable amount of recorded impairment losses.

Provision for income taxes

Our provision for income taxes decreased $11.7 million to $3.0 million in 2006 from $14.7 million in 2005. The effective tax rate on pre-tax income decreased to 10.9% in 2006 compared to 250.5% on losses from continuing operations in 2005. The decrease in effective tax rate was primarily due to the recording of a non-cash charge of $13.7 million to establish a valuation allowance against net deferred income tax assets in 2005. In 2006, we reversed $1.1 million and $2.3 million of valuation allowances related to our Asia-Pacific and Americas regions, respectively. In addition, we did not provide for U.S. income taxes on pre-tax income of $9.8 million for our Americas region due to the utilization of deferred tax assets which were previously subject to a full valuation allowance.

Comparison of years ended December 31, 2005 and 2004

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year ended December 31,		Increase (decrease)
(in thousands)	2005	2004	$	%

Net sales	$1,200,190	$1,104,333	$95,857	8.7%
Cost of sales	1,085,011	1,003,960	81,051	8.1

Gross profit	115,179	100,373	14,806	14.8
Selling, general and administrative expenses	105,349	117,338	(11,989)	(10.2)

Income (loss) from operations	9,830	(16,965)	26,795	157.9
Other income (expense):
Interest income (expense), net	287	(1,291)	1,578	*
Other (expense) income, net	(4,266)	2,542	(6,808)	*

Total other (expense) income, net	(3,979)	1,251	(5,230)	*

Income (loss) from continuing operations before income taxes	5,851	(15,714)	21,565	137.2
Provision (benefit) for income taxes	14,659	(3,293)	17,952	545.2

Loss from continuing operations	(8,808)	(12,421)	3,613	29.1
Loss from discontinued operations, net of taxes	—	(5,989)	5,989	*
Net gain on disposal of discontinued operations, net of taxes	475	2,153	(1,678)	*

Net loss	(8,333)	(16,257)	7,924	48.7
Preferred stock accretion	(1,524)	(1,372)	(152)	(11.1)

Net loss available to common stockholders	$(9,857)	$(17,629)	$7,772	44.1%

*
Percentage not meaningful.

The following table sets forth our consolidated statements of operations data expressed as a percentage of net sales for the periods indicated:

	Year ended December 31,(1)
	2005	2004

Net sales	100.0%	100.0%
Cost of sales	90.4	90.9

Gross profit	9.6	9.1
Selling, general and administrative expenses	8.8	10.6

Income (loss) from operations	0.8	(1.5)
Other income (expense):
Interest income (expense), net	—	(0.1)
Other (expense) income, net	(0.4)	0.2

Total other (expense) income, net	(0.3)	0.1

Income (loss) from continuing operations before income taxes	0.5	(1.4)
Provision (benefit) for income taxes	1.2	(0.3)

Income (loss) from continuing operations	(0.7)	(1.1)
Loss from discontinued operations(1)	—	(0.5)
Net gain on disposal of discontinued operations, net of taxes	—	0.2

Net income (loss)	(0.7)	(1.5)
Preferred stock accretion	(0.1)	(0.1)

Net income (loss) available to common stockholders	(0.8)%	(1.6)%

(1)
May not total due to rounding differences.

Net sales

Net sales increased $95.9 million, or 8.7%, to $1,200.2 million in 2005 from $1,104.3 million in 2004. The increase was primarily due to a 26.7% increase in unit sales, although we did experience a decline in ASP per unit of approximately 14.9%. The decline in ASP per unit reflected the effects of competition and reduced purchase costs passed on to our customers associated with advances in display technology.

Our total units shipped increased 27.6% from 2004 to 2005. Of the display products shipped in 2005, LCD products accounted for 57.6%, CRT products accounted for 27.6%, and other products accounted for 14.8% as compared to 40.3%, 45.8%, and 13.9%, respectively, in 2004. The increase in units shipped was mainly due to continued expansion in China as well as stronger unit sales in our EMEA region.

Sales allowances decreased by $35.3 million, or 31.8%, to $75.6 million in 2005 from $110.9 million in 2004. As a percentage of net sales, sales allowances decreased to 6.3% in 2005 from 10.0% in 2004. The decrease was primarily due to the LCD product oversupply situation in the second half of 2004, which increased the number of sales allowance programs offered in 2004 resulting in increased sales allowances as a percentage of net sales. Returns charged against gross sales were $20.7 million and $16.0 million in 2005 and 2004, respectively.

Cost of sales

Our cost of sales increased $81.1 million, or 8.1%, to $1,085.0 million in 2005 from $1,004.0 million in 2004. The increase was primarily due to an 8.7% increase in net sales in 2005 from 2004. Overall, gross margin increased to 9.6% in 2005 from 9.1% in 2004. The increase in our gross margin was the result in part due to higher promotional pricing incentives from our vendors of $6.4 million in 2005 as compared to $3.9 million in 2004. In addition, during the fourth quarter of 2005, we reversed $3.2 million of accrued liabilities related to a contingent duty obligation on 20 inch and larger display panels with DVI connectors, of which, $3.0 million was accrued as of December 31, 2004. Furthermore, gross margin was adversely impacted during the latter half of 2004 by rapidly decreasing selling prices of LCD monitors. The adverse impact was partially offset by the forgiveness of a software royalty commitment of $1.7 million in the fourth quarter of 2004 and higher inventory write-downs of $11.5 million in 2005 as compared to $9.8 million in 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $12.0 million, or 10.2%, to $105.3 million in 2005 from $117.3 million in 2004. The decrease was due to lower advertising and marketing expense of $5.8 million, lower professional fees primarily relating to patent infringement lawsuits of $3.1 million, lower personnel costs predominately resulting from headcount reduction in the Americas of $2.7 million and the effect from converting expenses incurred in the Europe region into U.S. dollars, as a result of the strengthening U.S. dollar. The decrease was partially offset by the impact of adopting Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, in 2005 that resulted in non-cash compensation expense of $0.5 million in addition to $1.1 million non-cash stock-based compensation expense due to a stock option re-pricing in the second quarter of 2005.

Total other (expense) income, net

Total other (expense) income, net, decreased to an expense of $4.0 million in 2005 from income of $1.3 million in 2004. The primary reason for the decrease was due to foreign currency transaction losses of $4.7 million in 2005 as compared to foreign currency transaction gains of $5.3 million in 2004. The decrease was partially offset by net interest income of $0.3 million in 2005 as compared to net interest expense of $1.3 million in 2004 as a result of lower bank borrowings in Asia-Pacific and higher interest income on surplus cash. In addition, we had a net investment loss of $2.8 million in 2004. In 2005, we had a $1.8 million gain on sale of long-term investments, which was offset by a comparable amount of recorded impairment losses.

Provision for income taxes

Our provision for income taxes was $14.7 million in 2005 compared to a benefit for income taxes of $3.3 million in 2004. During 2005, we recorded a non-cash charge of $13.7 million to establish a valuation allowance against the net deferred income tax assets in the United States.

Discontinued operations

The net gain for discontinued operations in 2005 represents a gain on the sale of residual assets related to the closure of a majority-owned subsidiary in 2004. The loss for discontinued operations in 2004 represents the net loss from the sale of a majority-owned subsidiary and the closure of another majority-owned subsidiary during 2004. See note 16 to the notes to our audited consolidated financial statements appearing elsewhere in this prospectus for more information.

Segment information

We have determined that we have three reportable segments: Americas, EMEA and Asia-Pacific. We sell similar products in our segments, including LCD and CRT displays, LCD TVs, projectors and other products. The type and class of customers, primarily distributors and resellers, are also similar across the product lines. We have two major products: visual displays (LCD and CRT display monitors) and other products.

Our management evaluates and monitors segment performance primarily through net sales and income (loss) from operations. We do not allocate assets or liabilities by segment for management reporting purposes. During the fourth quarter of 2006, management realigned our operating segments under a new methodology to allocate certain corporate overhead expenses and corporate benefits associated with our initiative to source LCD panels directly from LCD panel manufacturers to our operating segments. Management believes that this segment information provides useful information for analyzing the underlying business results. The following segment information for 2005 and 2004 has been recast to conform to the 2006 presentation, and the following segment information for the first quarter of 2006 has been recast to conform to the first quarter of 2007 presentation.

Comparison of the three months ended March 31, 2007 and 2006

	Three months ended March 31,		Increase (decrease)
(in thousands)	2007	2006	$	%

Net sales:
Americas	$192,700	$152,940	$39,760	26.0%
EMEA	86,967	73,265	13,702	18.7
Asia-Pacific	130,171	100,589	29,582	29.4

Total	$409,838	$326,794	$83,044	25.4%

Income (loss) from operations:
Americas	$10	$3,767	$(3,757)	(99.7)%
EMEA	1,071	(3,913)	4,984	127.4
Asia-Pacific	3,357	3,476	(119)	(3.4)
Other(1)	(134)	(21)	(113)	*

Total	$4,304	$3,309	$995	30.1%

(1)
Includes certain corporate expenses that were not allocated to a specific segment for management reporting purposes.

*
Percentage not meaningful.

Americas

Net sales

In the first quarter of 2007, net sales in our Americas region increased $39.8 million, or 26.0%, to $192.7 million in the first quarter of 2007 from $152.9 million in the first quarter of 2006. The increase was primarily due to unit shipment growth in our LCD, LCD TV and projector products of 70.9%, 41.3% and 120.7%, respectively, driven by pricing strategies designed to gain market share and increase channel diversification. The increase was partially offset by lower CRT unit shipments of 72.4% and lower ASPs for our LCD, LCD TV and projector products.

Income from operations

In the first quarter of 2007, in our Americas region, income from operations decreased $3.8 million primarily due to lower gross margins as a result of higher product costs as a percentage of net sales due to our ASPs declining at a faster rate than offsetting product cost improvements. This decrease was partially offset by the increase in net sales and lower selling, general and administrative expenses primarily due to lower account development funds expense, lower incentive compensation as a result of lower operating performance and lower personnel-related costs.

EMEA

Net sales

In the first quarter of 2007, net sales in our EMEA region increased $13.7 million, or 18.7%, to $87.0 million from $73.3 million in the first quarter of 2006. The increase was primarily due to growth in our LCD and projector unit shipments of 45.3% and 181.8%, respectively, driven by channel diversification and increased expansion into Russia. The increase was partially offset by a decrease in CRT unit shipments of 50.7% and lower ASPs for our LCD, LCD TV, projector and CRT products. Foreign currency translation had a positive impact on our net sales in the first quarter of 2007 due to a 10% stronger Euro exchange rate against the U.S. dollar based on an average quarterly rate in the first quarter of 2007 compared to the prior year.

Income (loss) from operations

Income from operations in our EMEA region increased $5.0 million to $1.1 million in the first quarter of 2007 from a $3.9 million loss in the first quarter of 2006. The increase was primarily due to the increase in net sales and higher gross margins driven by lower product costs as a percentage of net sales, lower inventory write-downs, and lower warranty costs due to lower defect rates and improved operating efficiencies. The increase was partially offset by higher selling, general and administrative expenses primarily due to higher personnel-related expenses due to an increase in headcount, higher account development funds expense in order to promote sales in a very competitive environment and higher incentive compensation due to improved operating performance.

Asia-Pacific

Net sales

Net sales in our Asia-Pacific region increased $29.6 million, or 29.4%, to $130.2 million in the first quarter of 2007 from $100.6 million in the first quarter of 2006. The increase was primarily due to an increase in unit shipments of our LCD products of 91.4% as a result of our continued growth in the China market and expanded efforts in Australia, South Korea, India and other Southeast Asian countries. In addition, foreign currency translation had a positive impact on our net sales in the first quarter of 2007 due to a 4% stronger Chinese Yuan exchange rate against the U.S. dollar based on an average quarterly rate in the first quarter of 2007 compared to the prior year. The increase was partially offset by a decrease in CRT unit shipments of 35.7%.

Income from operations

In our Asia-Pacific region, income from operations decreased $0.1 million, or 3.4%, to $3.4 million in the first quarter of 2007 from $3.5 million in the first quarter of 2006. The decrease was primarily due to lower gross margins as a result of higher product costs as a percentage of net sales and higher selling, general and administrative expenses primarily driven by an increase in personnel-related expenses as we continue to build our infrastructure to support our growing sales in the Asia-Pacific markets.

Comparison of years ended December 31, 2006 and 2005

	Year ended December 31,		Increase (decrease)
(in thousands)	2006	2005	$	%

Net sales:
Americas	$741,255	$538,813	$202,442	37.6%
EMEA	374,274	297,549	76,725	25.8
Asia-Pacific	473,561	363,828	109,733	30.2

Total	$1,589,090	$1,200,190	$388,900	32.4%

Income (loss) from operations:
Americas	$13,337	$2,653	$10,684	402.7%
EMEA	(824)	4,057	(4,881)	(120.3)
Asia-Pacific	11,756	6,137	5,619	91.6
Other(1)	(690)	(3,017)	2,327	*

Total	$23,579	$9,830	$13,749	139.9%

(1)
Includes certain corporate expenses that were not allocated to a specific segment for management reporting purposes.

*
Percentage not meaningful.

Americas

Net sales

In our Americas region, net sales increased $202.4 million, or 37.6%, to $741.3 million in 2006 from $538.8 million in 2005. The increase was primarily due to unit shipment growth in our LCD, LCD TV and projector products of 93.6%, 71.3% and 212.6%, respectively, driven by pricing strategies designed to gain market share and channel diversification. In addition, sales of our LCD TVs experienced higher ASPs in 2006 compared to 2005 due to a shift in mix to larger LCD TV sizes. These increases were partially offset by lower CRT unit shipments of 63.9% and lower ASPs for our LCD, projector and CRT products.

Income from operations

In our Americas region, income from operations increased $10.7 million to $13.3 million in 2006 from $2.7 million in 2005. The increase was primarily due to the increase in net sales in 2006 compared to 2005 and lower selling, general and administrative expenses as a percentage of net sales of 7.0% in 2006 compared to 9.0% in 2005 mainly driven by lower personnel-related costs due to reduced headcount and lower advertising and marketing expenses. This increase was partially offset by lower gross profit margins of 8.8% in 2006 compared to 9.5% in 2005 primarily due to increased competition and pricing pressures resulting in higher product costs as a percentage of net sales.

EMEA

Net sales

In our EMEA region, net sales increased $76.7 million, or 25.8%, to $374.3 million in 2006 from $297.5 million in 2005. The increase was primarily due to growth in our LCD and LCD TV unit shipments of 52.2% and 291.2%, respectively, driven by channel diversification and increased geographic coverage. This increase was partially offset by a decrease in CRT unit shipments of 11.8% and lower ASPs for our LCD, LCD TV and CRT products. Our EMEA region experienced increased sales in most countries particularly in Russia, Ukraine, Sweden, Greece, Spain and the Middle East. In addition, foreign currency translation had a favorable impact on our net sales due to the 11.9% stronger Euro exchange rate compared to the U.S. dollar as measured from January 1, 2006 to December 31, 2006.

Income (Loss) from operations

In our EMEA region, income from operations decreased $4.9 million to a $0.8 million loss in 2006 from $4.1 million of income in 2005. The decrease was primarily due to a 0.8 percentage point decline in gross profit margins as a result of higher product costs as a percentage of net sales and higher inventory write-down expense resulting from an oversupply of LCD monitors in Russia during the first quarter of 2006. This decrease was partially offset by lower warranty costs of $0.9 million due to lower defect rates and improved operating efficiencies. Selling, general and administrative expenses increased as a percentage of net sales from 10.3% in 2005 to 11.0% in 2006 primarily due to a stronger Euro exchange rate compared to the U.S. dollar and higher advertising and marketing expenses in order to promote sales in a very competitive environment.

Asia-Pacific

Net sales

In our Asia-Pacific region, net sales increased $109.7 million, or 30.2%, to $473.6 million in 2006 from $363.8 million in 2005. The increase was primarily due to an increase in unit shipments of our LCD and LCD TV products of 90.7% and 101.6%, respectively, as a result of our continued growth in the China market and expanded efforts in Taiwan, Australia, New Zealand, South Korea and Southeast Asia. In addition, foreign currency translation had a favorable impact on our net sales due to the strengthening Chinese Yuan compared to the U.S. dollar throughout 2006. This increase was partially offset by a decrease in CRT unit shipments of 28.3%.

Income from operations

In our Asia-Pacific region, income from operations increased $5.6 million, or 91.6%, to $11.8 million in 2006 from $6.1 million in 2005. The increase was primarily due to the increase in net sales and higher gross margins of 8.2% in 2006 compared to 7.4% in 2005 due to lower product costs as a percentage of net sales. This increase was partially offset by an increase in selling, general and administrative expense of $6.3 million mainly due to an increase in headcount as we continued to build our infrastructure to support our growing sales in the Asia-Pacific region. Selling, general and administrative expenses as a percentage of net sales were 5.7% for 2006 and 2005.

Comparison of years ended December 31, 2005 and 2004

	Year ended December 31,		Increase (decrease)
(in thousands)	2005	2004	$	%

Net sales:
Americas	$538,813	$610,644	$(71,831)	(11.8)%
EMEA	297,549	237,727	59,822	25.2
Asia-Pacific	363,828	255,962	107,866	42.1

Total	$1,200,190	$1,104,333	$95,857	8.7%

Income (loss) from operations:
Americas	$2,653	$1,599	$1,054	65.9%
EMEA	4,057	(3,367)	7,424	220.5
Asia-Pacific	6,137	(11,122)	17,259	155.2
Other(1)	(3,017)	(4,075)	1,058	*

Total	$9,830	$(16,965)	$26,795	157.9%

(1)
Includes certain corporate expenses that were not allocated to a specific segment for management reporting purposes.

*
Percentage not meaningful.

Americas

Net sales

In our Americas region, net sales decreased $71.8 million, or 11.8%, to $538.8 million in 2005 from $610.6 million in 2004. The decrease was primarily due to lower per unit ASPs reflecting the effects of competition and reduced selling price associated with advances in display technology.

Income from operations

In our Americas region, income from operations increased $1.1 million to $2.7 million in 2005 from $1.6 million in 2004. The increase was primarily due to lower selling, general and administrative expenses of $16.6 million driven by lower advertising and marketing expenses, and lower personnel costs resulting from headcount reductions. This increase was partially offset by lower gross margins of 9.5% in 2005 compared to 10.9% in 2004 primarily due to higher product costs as a percentage of net sales.

EMEA

Net sales

In our EMEA region, net sales increased $59.8 million, or 25.2%, to $297.5 million in 2005 from $237.7 million in 2004. The increase was primarily due to the region's expansion in sales to Russia, Ukraine, Middle East and Eastern Europe partially offset by the effects of a decrease in net sales in the Mediterranean and the strengthening of the U.S. dollar against the Euro reducing net sales. In addition, net sales increased due to the shift in the product mix to larger screen sizes, significant growth in the units sold and a shift in the ratio of sales from CRT to LCD products.

Income (loss) from operations

In our EMEA region, income from operations increased $7.4 million to $4.1 million in 2005 from a loss of $3.4 million in 2004. The increase was primarily due to increased net sales and lower selling, general and administrative expenses as a percentage of net sales of 10.3% in 2005 compared to 13.1% in 2004 as a result of a stronger U.S dollar exchange rate compared to the Euro and improved operating efficiencies.

Asia-Pacific

Net sales

In our Asia-Pacific region, net sales increased $107.9 million, or 42.1%, to $363.8 million in 2005 from $256.0 million in 2004. The primary reason for the increase was our continued expansion into the China market. Net sales also increased due to higher unit shipments in Taiwan and emerging markets such as Southeast Asia. The increase in unit shipments was a result of expanding our customer base in all markets.

Income (loss) from operations

In our Asia-Pacific region, income from operations increased $17.3 million to $6.1 million in 2005 from a loss of $11.1 million in 2004. The increase was primarily due to increased net sales, higher gross margin of 7.4% in 2005 compared to 6.1% in 2004 due to the decrease in the number of sales allowances offered during 2005 as compared to the LCD product oversupply period in 2004, and lower selling, general and administrative expenses of $5.8 million driven by lower account development fund expenses, lower advertising and marketing expenses and improvements in operating efficiencies. Selling, general and administrative expenses as a percentage of net sales decreased from 10.4% in 2004 to 5.7% in 2005.

Quarterly results of operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters ended March 31, 2007. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following table in conjunction with such financial statements. The table includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three months ended 2005				Three months ended 2006				Three months ended 2007
(in thousands)	Mar. 31	Jun. 30	Sept. 30	Dec. 31(1)	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31

Net sales	$273,912	$284,617	$316,678	$324,983	$326,794	$379,268	$426,445	$456,583	$409,838
Cost of sales	245,843	257,502	288,482	293,184	296,578	349,070	383,992	415,265	376,490

Gross profit	28,069	27,115	28,196	31,799	30,216	30,198	42,453	41,318	33,348
Selling, general and administrative expenses	27,312	27,812	25,154	25,071	26,907	30,017	29,979	33,703	29,044

Income from operations	757	(697)	3,042	6,728	3,309	181	12,474	7,615	4,304
Other income (expense):
Interest (expense) income, net	(52)	(19)	125	233	157	156	(366)	(145)	(164)
Other income (expense), net	(1,419)	(2,181)	(130)	(536)	1,336	285	(651)	2,794	174

Total other income (expense), net	(1,471)	(2,200)	(5)	(303)	1,493	441	(1,017)	2,649	10

Income from continuing operations before income taxes	(714)	(2,897)	3,037	6,425	4,802	622	11,457	10,264	4,314
Provision for income taxes	(200)	13,396	1,021	442	1,226	97	860	771	344

Income (loss) from continuing operations	(514)	(16,293)	2,016	5,983	3,576	525	10,597	9,493	3,970
Net gain on disposal of discontinued operations, net of taxes	(70)	780	(115)	(120)	—	—	—	—	—

Net income (loss)	(584)	(15,513)	1,901	5,863	3,576	525	10,597	9,493	3,970
Preferred stock accretion	(361)	(375)	(389)	(399)	(48)	—	—	—	—

Net income (loss) available to common stockholders	$(945)	$(15,888)	$1,512	$5,464	$3,528	$525	$10,597	$9,493	$3,970

(1)
During the fourth quarter of 2005, as a result of developments related to the tariff classification for certain LCD monitors, we recorded an adjustment of $3.2 million to reduce our accrual for potential duty taxes payable.

Liquidity and capital resources

	Year ended December 31,			Three months ended March 31,
(in thousands)	2006	2005	2004	2007	2006

Net cash (used in) provided by operating activities	$(4,634)	$(8,330)	$9,778	$(48,198)	$(13,472)
Net cash (used in) provided by investing activities	(1,480)	1,228	1,154	(1,980)	(3,473)
Net cash (used in) provided by financing activities	(19,326)	1,435	2,099	14,879	(3,722)
Net cash (used in) provided by discontinued operations	—	(1,284)	755	—	—
Effect of exchange rate changes on cash and cash equivalents	521	452	(117)	126	62

Net (decrease) increase in cash and cash equivalents	$(24,919)	$(6,499)	$13,669	$(35,173)	$(20,605)

As of December 31, 2006, we had cash and cash equivalents of $69.1 million and as of March 31, 2007, we had cash and cash equivalents of $33.9 million. Our cash balances are held in numerous locations throughout the world. Most of the amounts held outside the United States can be repatriated to the United States, but under current law would be subject to U.S. federal income taxes, less applicable foreign tax credits. In certain countries, foreign exchange limitations limit the amount of cash that can be repatriated. Repatriation could result in additional U.S. federal income tax payments in future years. Where local restrictions prevent an efficient inter-company transfer of funds, our intent is that cash balances would remain in the foreign country and we would meet U.S. liquidity needs through ongoing cash flows from operations, external borrowings, or both. We utilize various tax planning and financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed. We have available various credit lines in our Americas, EMEA and Asia-Pacific regions to meet expected and unexpected cash flow needs.

Operating activities

Cash used in operating activities was $48.2 million in the first quarter of 2007 compared to $13.5 million in the first quarter of 2006. The decrease in operating cash flow in the first quarter of 2007 was primarily due to the lengthening of our cash conversion cycle as a result of increased working capital requirements to meet our business needs. Our cash conversion cycle increased nine days at March 31, 2007 compared to December 31, 2006. The increase was due to a nine day increase in days of sales outstanding from 41 days at December 31, 2006 to 50 days at March 31, 2007 primarily due to a combination of changes in customer mix with longer average accounts receivable terms and a greater proportion of our sales being made in the last month of the first quarter of 2007 compared to the fourth quarter of 2006. Days of accounts payable outstanding increased one day from 63 days at December 31, 2006 to 64 days at March 31, 2007 primarily due to the timing of product purchases and when payments were made. Days in inventory increased one day from 32 days at December 31, 2006 to 33 days at March 31, 2007.

Cash used in operating activities was $4.6 million in 2006 compared to $8.3 million in 2005 and cash provided by operating activities of $9.8 million in 2004. The $4.6 million use of cash in 2006 was primarily due to the lengthening of our cash conversion cycle as a result of a decrease in our days in accounts payable outstanding due to the timing of payments to vendors at the end of the period compared to 2005, an increase in our days of sales outstanding due to a change in customer mix with longer average accounts receivable terms and a decrease in our days in inventory. This decrease was partially offset by net income from continuing operations and an increase in accrued promotional and other expenses. The $8.3 million use of cash in 2005 was primarily due to an increase in working capital requirements and a decrease in accrued promotional and other expenses, partially offset by a decrease in deferred tax assets and an increase in accrued warranty expense. The $9.8 million cash provided by operating activities in 2004 was primarily due to a decrease in working capital requirements and an increase in accrued promotional and other expenses, partially offset by net losses from continuing operations.

Our days of sales outstanding, days in inventory and days of accounts payable outstanding include the effects of revenues and costs related to the sourcing of LCD components directly from manufacturers. Days of sales outstanding is calculated by dividing accounts receivable by average daily sales for the quarter. Days in inventory is calculated by dividing inventory by average daily cost of goods sold for the quarter. Days of accounts payable outstanding is calculated by dividing accounts payable by average daily cost of goods sold. We believe this is a more accurate presentation of our cash conversion cycle. Revenues and costs are presented as a net amount as part of cost of sales in our condensed consolidated statements of operations.

Trade receivables increased $130.9 million in 2006 compared to a decrease of $6.1 million in 2005 and an increase of $22.2 million in 2004. The increase in 2006 was primarily due to an increase in net sales over 2005 and a change in customer mix with longer average accounts receivable terms. Days of sales outstanding increased to 41 days at December 31, 2006 from 40 days at December 31, 2005. The decrease in 2005 was primarily due to an improvement in days of sales outstanding to 40 days at December 31, 2005 compared to 46 days at December 31, 2004, partially offset by an increase in net sales over 2004. Payment terms vary by geographic location, and in some cases, a cash discount option is offered in addition to the standard payment terms.

Inventories increased $38.2 million in 2006 compared to an increase of $7.3 million in 2005 and an increase of $22.6 million in 2004. The increase in 2006 was primarily due to increased purchases of inventory to support our forecasted growth in 2007 net sales over 2006. Our inventory turns increased to thirteen turns at December 31, 2006 compared to eight turns at December 31, 2005. The increase in 2005 was primarily due to a build up of inventory to meet our higher level of forecasted sales in 2006 over 2005. Our inventory turns decreased to eight turns at December 31, 2005 from nine turns at December 31, 2004.

Accounts payable increased $120.4 million in 2006 compared to a decrease of $14.4 million in 2005 and an increase of $47.5 million in 2004. The increase in 2006 was primarily due to increased purchases of inventory and timing of payments to our suppliers. The decrease in 2005 was primarily due to the reduction in our inventory balances and timing of product payments.

Investing activities

Cash used in investing activities was $2.0 million in the first quarter of 2007 compared to $3.5 million in the first quarter of 2006. The use of cash in the first quarter of 2007 was primarily due to additional cash outlays for building improvements, while the use of cash in 2006 was primarily due to the sales and purchases of short-term investments.

Cash used in investing activities was $1.5 million in 2006 compared to cash provided by investing activities of $1.2 million in both 2005 and 2004. The primary reason for the variance between periods was the timing and amount of sales and purchases of investments. In addition, 2006 and 2005 included deposits paid for the purchase of buildings in our Asia-Pacific region in the amounts of $2.3 million and $3.0 million, respectively.

Financing activities

Cash provided by financing activities was $14.9 million in the first quarter of 2007 compared to cash used in financing activities of $3.7 million in the first quarter of 2006. In the first quarter of 2007, we had net borrowings of $14.9 million compared to $11.2 million in the prior year.

Cash used in financing activities was $19.3 million in 2006 compared to cash provided by financing activities of $1.4 million in 2005 and $2.1 million in 2004. In 2006, we redeemed all outstanding shares of our Series B Preferred Stock for $15.0 million and had net payments on borrowings of $4.6 million. The primary reason for the variance between 2005 and 2004 was lower net bank borrowings to fund operations in the Asia-Pacific region in 2005 compared to 2004.

On July 7, 2006, we issued an aggregate of 3.3 million shares of our Series C Preferred Stock to Intel Capital Corporation pursuant to the exercise of an outstanding warrant, dated January 10, 2002. The warrant had an exercise price of $0.01 per share and Intel paid an aggregate of $33,000 for the shares of Series C Preferred Stock.

Discontinued operations

Cash flows used in operating activities from discontinued operations was $1.3 million in 2005 compared to cash provided by operating activities from discontinued operations of $0.9 million in 2004. The primary reason for the variance between 2005 and 2004 was the payment of trade accounts payable and accrued expenses in 2005.

Cash provided by investing activities from discontinued operations was $0.0 million in 2005 and $4.7 million in 2004. During 2004, we received proceeds from the sale of a majority-owned subsidiary in 2004.

There was no financing activity from discontinued operations in 2005. We borrowed $4.9 million in 2003 and repaid the balance in 2004.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commercial commitments at December 31, 2006. The table below excludes obligations related to accounts payable and accrued liabilities incurred in the ordinary course of business.

		Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations(1)	$3,599	$1,959	$1,640	$—	$—
Bank borrowings	307	307	—	—	—
Subordinated notes payable—related party(2)	45,189	1,707	43,482	—	—

Total	$49,095	$3,973	$45,122	$—	$—

(1)
The amounts include our lease commitments under currently outstanding leases. We have the ability under the terms of our current leases to extend them and may elect to do so in the future. Amounts due under any such lease extensions are not included in the amounts above. For further information regarding the obligations of subsequent lease extensions, see note 18 of the notes to the audited consolidated financial statements.

(2)
Includes interest payable of $1.7 million in the less than 1 year category and $0.5 million in the 1-3 years category above.

On January 19, 2007, we entered into a lease agreement with Catellus Operating Limited Partnership for 298,050 square feet of office space at our existing principal office location in Walnut, California. The term of the lease commences on July 1, 2007 and runs through July 2014, subject to extension at our option under certain circumstances. The future minimum lease payments required under this operating lease are $0.4 million in 2007, $1.5 million in 2008, $1.6 million in 2009, $1.6 million in 2010, $1.7 million in 2011 and $4.6 million thereafter, which are not reflected in the table above.

Except as discussed above, there has been no material change in our contractual obligations and commitments since December 31, 2006 other than scheduled payments through March 31, 2007.

Credit facilities

In the United States, we have a $60.0 million credit line that expires in March 2008. Advances bear interest at the prime rate plus 0.50% (8.75%, 8.75% and 7.75% at March 31, 2007, December 31, 2006 and 2005, respectively) with interest payable monthly. As of March 31, 2007, December 31, 2006 and December 31, 2005, respectively, there was no outstanding balance on the line-of-credit. All advances under the agreement are collateralized by substantially all of the assets of ViewSonic Americas. Under the agreement we are subject to various restrictive covenants, which, among other things, prevent us from declaring or paying dividends except in certain circumstances, limit capital expenditures and executive compensation and require us to maintain a minimum earnings before interest, taxes, depreciation and amortization amount. If James Chu, our Chairman of the Board and Chief Executive Officer, ceases to be actively engaged in our management or he and his affiliates, in the aggregate, do not own at least 51% of our issued and outstanding common stock we will be in default under the credit line. We may be unable to extend this credit facility or find a replacement facility on substantially similar terms.

In Europe, we have a $20.0 million line-of-credit facility with a financial institution that expires August 24, 2007. This credit line is secured by trade receivables and inventory of ViewSonic Europe Limited. Advances bear interest at LIBOR plus a margin (7.57%, 7.58% and 6.39% as of March 31, 2007, December 31, 2006 and December 31, 2005, respectively). Outstanding borrowings against this facility were $10.4 million, $0 and $0 as of March 31, 2007, December 31, 2006 and December 31, 2005, respectively. We may be unable to extend this credit facility or find a replacement facility on substantially similar terms.

Certain of our other Asia-Pacific subsidiaries also have credit line facilities with various financial institutions that expire through September 2007. These credit facilities are secured by certain of their assets and allow cash advances, letters of credit and bank guarantees. The aggregate borrowing limit was $23.5 million, $23.7 million, and $23.4 million at March 31, 2007, December 31, 2006, and December 31, 2005, respectively. These lines of credits had a weighted average interest rate of 7.22%, 7.23% and 6.37% at March 31, 2007, December 31, 2006, and December 31, 2005, respectively. As of March 31, 2007, December 31, 2006, and December 31, 2005, there were outstanding cash advances of $4.8 million, $0.3 million, and $4.9 million respectively. We may be unable to extend these credit facilities or find replacement facilities on substantially similar terms.

We have subordinated notes payable to our principal stockholder and related entities. The subordinated notes payable are not callable prior to their maturity on April 12, 2008. At March 31, 2007 and December 31, 2006, the amounts outstanding were $43.0 million. The interest rate on the subordinated notes payable was 3.97% as of March 31, 2007 and December 31, 2006.

As of March 31, 2007, we were in compliance with the covenants under all of our borrowing arrangements.

Off-balance sheet arrangements

During the first quarter of 2007 and the years ended December 31, 2006, 2005 and 2004, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Seasonality

The market for our products historically has experienced seasonal shifts in demand due to changes in buying patterns by our customers. Buying patterns vary geographically, and the impact on our operating results in a given period may vary depending on our actual or anticipated level of activity in the relevant region. We tend to experience higher net sales in the second half of the year due to a strong buying season by large distributors and resellers attributable to the holiday season in the Americas, which trend we expect to increase to the extent we are successful in increasing sales of our LCD TV products. Our seasonality is moderated through slightly different seasonal variations in our three regions.

Operating capital and capital expenditure requirements

We believe that our existing cash balances, credit facilities, anticipated cash flows from operations and the net proceeds to us from this offering will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

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Differences between payment terms for the purchase of key components and the sale of finished products;

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Need to enter into early-pay or pre-pay arrangements to secure lower pricing and capacity for key components or finished products;

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Significantly decreased demand and market acceptance for our products;

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Need to make significant investments in order to successfully develop our next-generation products;

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Competitive pressures resulting in lower than expected average selling prices;

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Adverse changes in component pricing or payment terms with our customers or our suppliers; or

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Acquisition of businesses or complementary technologies.

New accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits, but does not require, companies to report at fair value the majority of recognized financial assets, financial liabilities and firm commitments. Under this standard, unrealized gains and losses on items for which the fair value option is elected are reported in earnings at each subsequent reporting date. We are currently assessing the effect SFAS 159 may have, if any, on our consolidated financial statements when adopted on January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 will be effective for us beginning January 1, 2008. We are in the process of determining the effect, if any, SFAS 157 will have on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108, which provides guidance for quantifying financial statement misstatements. We adopted the provisions of SAB 108 in 2006. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN 48 became effective for us on January 1, 2007, and as a result, we recognized a $0.4 million increase to our January 1, 2007 accumulated deficit balance. In addition, consistent with the provisions of FIN 48, we reclassified $3.1 million of income tax liabilities from current to non-current liabilities because payment of cash is not anticipated within one year of the balance sheet date. As of January 1, 2007, the balance of gross unrecognized tax benefit was $4.4 million. To the extent these unrecognized tax benefits are ultimately recognized, they will impact our effective tax rate in a future period.

Quantitative and qualitative disclosure about market risk

Our financial market risk arises from fluctuations in foreign currencies. A majority of our net sales, expense and capital purchasing activities are transacted in U.S. dollars. However, we do enter into these transactions in other currencies, primarily the Euro, Chinese Renminbi, and certain other Asian currencies. Our net sales and purchasing transactions denominated in currencies other than the U.S. dollar are subject to exchange rate fluctuations and could potentially negatively impact our financial results.

We have significant European and Asia-Pacific net sales denominated in the Euro and Chinese Renminbi. Product shipping, and selling, general and administrative expenses associated with a portion of these sales are U.S. dollar-denominated. During the first quarter of 2007, the Euro-to-U.S. dollar foreign currency exchange rate strengthened against the U.S. dollar increasing 10% on an average quarterly basis compared to the average during the first quarter of 2006. The strengthening of the Euro positively impacted our net sales and income from operations by $3.3 million and $2.1 million, respectively, in the first quarter of 2007 over the prior year assuming all other factors remained constant. During the first quarter of 2007, the Chinese Renminbi-to-U.S. dollar foreign currency exchange rate strengthened against the U.S. dollar increasing 4% on an average quarterly basis compared to the average during the first quarter of 2006. The strengthening of the Chinese Renminbi positively impacted our net sales and income from operations by $2.5 million and $2.4 million, respectively, in the first quarter of 2007 over the prior year assuming all other factors remained constant. As of March 31, 2007, 22% of our accounts receivable balance was denominated in currencies other than the U.S. dollar. Historically, sales of our products have benefited from effects of the weakening U.S. dollar, which make our products more affordable in several markets. We buy a majority of our products from our suppliers in U.S. dollars and sell a significant amount of our products in other foreign currencies. However, in periods of a strengthening U.S. dollar, our revenues measured in U.S. dollars are negatively impacted, while our cost of sales remains fairly constant, resulting in lower gross profit. In addition, we must manage our account receivables and inventory balances in order to limit our foreign currency exposure to a strengthening U.S. dollar. We are currently in the process of evaluating various foreign currency hedging strategies to minimize the effects of foreign currency fluctuations on our operations.

Business

Overview

ViewSonic Corporation is a leading global provider of visual display products. We develop, market and support a broad range of innovative products including liquid crystal display, or LCD, monitors, LCD TVs, projectors, digital signage displays and other display products. We were founded in 1987 and have a 20 year history of providing innovative products with market leading technologies. We sell products to businesses and consumers through a variety of channels, including distributors and resellers such as solution providers, value added resellers, traditional retailers and Internet retailers. We are a Fortune 1000 company, and our products are sold in over 100 countries.

Our strategy is to effectively leverage our scale, strong global brand, close supplier and channel relationships and market knowledge to introduce industry leading products and penetrate new markets. We collaborate with a network of world class component suppliers and contract manufacturers to deliver a wide array of display products for use in a variety of consumer and commercial applications. We believe our operating model allows us to quickly develop, introduce and ramp production of new products while maintaining an efficient cost structure.

We estimate our addressable display product market was $98.6 billion in 2006 and we forecast that it will grow to $135.5 billion in 2009, representing a compound annual growth rate of 11.2%. In 2006, we generated $1.6 billion in revenue, an increase of 32.4% from 2005, and shipped six million LCD monitors, an increase of 81.1% from 2005. According to DisplaySearch, we were ranked sixth worldwide in 2006 in total LCD monitor shipments, and our shipments grew faster than those of competitors ranked above us. According to a March 2007 IDC report, U.S. consumers considered us the top brand in terms of future purchases of LCD monitors. We are leveraging our brand recognition into LCD TVs and other display products.

Industry background

Visual display products have numerous applications for both consumer and commercial users and several dynamics are leading to an increasing demand for high quality visual displays.

Consumer applications:    Over the last decade, the digitization of media content including television, music, movies, games and photographs has changed the method by which consumers view this media. As digitization disrupts how media content is delivered and consumed, the use of digital devices such as high definition, or HD, TVs, digital cameras, HD DVD players, digital video recorders, games consoles, high performance PCs, webcams and portable media players such as the iPod are rapidly gaining in popularity. The increased consumption of digital content and the adoption of these devices, aided by increased levels of broadband access and processing power, are causing consumers to demand higher quality and higher performing displays to experience media of all types. Additionally, consumers are also demanding a form factor that optimizes space and power and provides a stylish look in their home or home office.

Commercial applications:    Several factors are driving new display requirements in commercial applications, primarily aimed at increasing productivity and efficiency. Physical form factor is a critical driver for new display demand as companies focus on space and power consumption, as well as ergonomic design, creating a more comfortable and efficient work environment for employees. The proliferation of multimedia enterprise applications for graphic arts, design and corporate presentations is also driving the need for high performance and quality displays. Additionally, in order to manage ever increasing amounts of information and applications, many commercial users now utilize multiple displays at their workspace.

Desktop monitor trends

The demand for high quality desktop monitors continues to be driven by a replacement cycle during which older, bulky cathode ray tube, or CRT, monitors are displaced by newer high performance LCD monitors. New content optimized for widescreen formats, coupled with improvements in panel speed, picture color and light emitting diode, or LED, technologies is driving further demand for future upgrades and replacement of older LCD monitors. According to IDC, global PC display volume will reach in excess of 187 million units by 2011, and LCD monitors will comprise approximately 95% of this volume. LCD technology provides high level resolution, brightness and picture quality in a flat and thin screen form, conserving space and power consumption over traditional CRT displays. Displays with a flat screen and thin form factor are more visually appealing and provide greater functionality, such as tilt and swivel capabilities.

There are numerous other factors driving the adoption of LCD monitors. The affordability of high quality LCD monitors has reached a level where mass market deployment across businesses and homes is taking place. According to IDC, by 2011 LCD monitors will be priced comparably to CRT monitors of the same size. Growth is also being driven by users upgrading to widescreen formats. Many applications developed today, such as Microsoft Vista, are designed to be optimally viewed in a widescreen format. According to IDC, widescreen monitors will grow from 9% of total LCD monitor shipments in 2006 to 78% in 2011.

The majority of consumers and commercial purchasers have come to view their PC system decisions as unbundled component purchases, as they buy PCs and displays separately. This purchasing pattern increases the opportunity for stand alone monitor companies. According to DisplaySearch, unbundled LCDs represented 67% of total LCD monitor purchases in 2006. Additionally, as notebook PCs continue to represent an increasing percentage of PC volume, end user customers increasingly purchase stand alone monitors coupled with docking stations to view content in their office and home environments on a larger display than a notebook offers.

Television display trends

The demand for high quality TV displays is primarily driven by the worldwide conversion of analog to digital and demand for content in HD video and media formats. Governments worldwide are mandating the conversion of television transmissions from analog to digital. In the United States, all TV stations must transmit digitally by February 2009. In Europe and Asia, deadlines for digital transmissions range from 2007 to 2015. The increased adoption of HD video formats such as HD DVD and Blu-Ray and the proliferation of associated consumer electronics, including HD gaming consoles, are driving the adoption of high quality displays that enable consumers to fully experience this media.

The proliferation of HD content is driving consumers to upgrade televisions from older CRT technology to newer, high quality display technologies such as LCD. Additionally, demand for new displays is being driven by decreasing prices and more attractive and accommodating form factors that are visually appealing and consume less space. Consumers are upgrading displays in the main room of their homes and are also adding LCD displays in other rooms such as bedrooms, kitchens, dens, outdoor patios and garages.

Several technologies, including LCD, plasma and rear projection, have emerged to address the demand for displays driven by the proliferation of HD content. LCD technology has prevailed as the technology of choice in the overall TV market due to price, picture quality, power, form factor and useful life. In 2006, LCD TVs represented 82% of worldwide flat televisions sold. According to DisplaySearch, global LCD TV unit sales are projected to increase from 46 million units in 2006 to 128 million units in 2010, a compound annual growth rate of 29.2%.

Other visual display trends

Digital signage trends:    Enterprises are continuously in search of ways to communicate information and advertise to their target audience. Digital signage is emerging as a new way to deliver dynamic and multiple messages in a networked environment with greater visual appeal. Digital signage solutions require an ecosystem of commercial display, content management and content delivery providers and are increasingly used in government, transportation, hospitality and retail sectors. As costs are reduced, ease of use increases and content becomes more readily available, the global LCD digital signage market is projected to grow from 0.5 million shipments in 2006 to 4.1 million shipments in 2009, representing a compound annual growth rate of 104.0%, according to iSuppli Corporation, an independent research firm.

Projector display trends:    Corporate and education presentations are now displayed electronically in a variety of settings from board rooms to auditoriums, and projectors offer several benefits including portability and versatility. Additionally, workers are more mobile than ever, creating a need for standardized, high quality visual projectors that can be used in a wide variety of settings.

Further, prices have reached a level in which consumers are now adopting front projection technology in the home to view TV programming or movies in home theaters. In the fourth quarter of 2006, retail prices for projectors dropped below the $500 barrier, opening the market to mainstream users.

Evolution of the LCD display industry

Several trends have contributed to the evolution of the LCD display industry. The transition of technology development from proprietary electronic platforms to standards-based platforms has made emerging technologies more broadly available. Further, the emergence of independent developers of technologies, such as fabless display driver companies, integrated device manufacturers and TV semiconductor manufacturers, provides broader access to leading technologies globally and enables shorter product development cycles.

The emergence of independent LCD panel suppliers has allowed display companies to outsource the capital intensive panel development process to focus on product development. In addition, high quality contract manufacturing and assembly providers have enabled original equipment manufacturers to develop products and ramp to volume without owning and operating manufacturing facilities. As a result of this shift to standards based platforms, non vertically integrated display companies successfully entered the display market by leveraging industry wide research and development and outsourced manufacturing and assembly, while maintaining more flexibility to adapt to changing market conditions and demand.

Recently, significant investments in infrastructure and new technologies have resulted in increased supply and efficiency as new fabrication facilities and manufacturers are able to create larger panels at greater volumes and lower cost. These factors are driving down the costs of LCD units, particularly in widescreen and larger formats.

Additionally, developments in the ways that end user customers purchase products have enabled display companies to reach a broader customer base across commercial and consumer markets in a cost effective manner. Information technology distributors and resellers have developed highly cost effective distribution models to reach commercial markets. Low to no touch and high volume, low cost consumer traditional retail channels as well as Internet retailers provide cost effective reach to a broad and growing number of customers across consumer and commercial markets.

These factors have enabled a broad range of companies, including PC manufacturers, consumer electronics companies and other branded display companies, to compete in a number of display markets.

Impact of the crystal cycle

The display market exhibits a characteristic industry cycle, called the crystal cycle, which is driven by supply and demand dynamics. Various factors drive demand and supply resulting in inventory imbalances. The primary demand drivers include LCD monitor demand, notebook PC demand, LCD TV demand and seasonality. The primary supply drivers include new fabrication capacity, production, component availability and inventory management practices of the entire supply chain. The interrelation between demand and supply drivers causes the market to be either in a state of shortage or surplus. LCD panel suppliers adjust pricing based on the stage and severity of the surplus or shortage. As a result, product costs and end user pricing are frequently adjusted, impacting end user demand. A display company's results, both in terms of revenue and profitability, are impacted by its ability to navigate this cycle.

The opportunity

Changing market dynamics are creating a demand among consumers and commercial end users for enhanced desktop monitors and TVs. On the demand side, the explosion of digital media and the proliferation of HD broadcasting, sophisticated applications and rich multimedia content are creating strong pull for high performance visual display products with a versatile, flat and thin form factor. Concurrently, the supply side has been stimulated by the combination of lower component prices and the broad availability of leading technologies, pushing high quality product into the market to fulfill this demand. We estimate our addressable display product market in 2006 was $98.6 billion and we forecast that it will grow to $135.5 billion in 2009, representing a compound annual growth rate of 11.2%.

Our solutions

Our solutions consist of high quality, innovative and visually appealing display products that are designed to meet the needs of a broad range of end user customers. We believe that our business model places us closer to the supply chain and global distribution channels, giving us visibility to recognize trends in the market, quickly address the ever changing needs of our end user customers and bring products to market faster than our competition. With our strong industrial design capabilities, we are able to create products that satisfy demands for visually appealing and user friendly products. All of our products are backed through our customer service and support and include a highly competitive warranty agreement. The picture quality of our displays is guaranteed to be one of the best in the industry through our pixel performance policy, measured by the number of defective pixels in a display, which is among the strictest of our display competitors.

We market our products primarily under the ViewSonic brand name, which we believe to be one of the strongest LCD monitor brands in the industry. Our colorful and vibrant three bird logo is recognized in over 100 countries worldwide and demonstrates the brilliant color quality and visual display of our products.

We sell our display products within the following broad categories:

LCD monitors

We offer a wide range of LCD monitors that are developed with a focus on performance and appearance and include innovative features to satisfy the demands of end user customers. We continue to be a leader in the LCD monitor industry by offering a variety of products to consumer and commercial markets.

Consumer:    We have a history of providing innovative, high performance and quality LCD monitors that are designed to optimize space and be visually appealing. We continue to be a market leader in providing new features and functionality such as increased panel speed and the widescreen form factor. We offer two lines of products which focus on quality and features demanded by consumers. Our VX line offers innovative displays, which include HD quality capabilities, and are designed to provide best-in-class performance for gaming and entertainment applications. This line of products also includes our ViewDock LCD displays, which allow users to watch video on the LCD panel from an iPod dock integrated into the monitor stand, as well as integrated webcams and microphones. Our VA line of monitors targets consumers as well as small business users searching for products at value prices. These models include a set of base features and high quality screens.

We utilize a dual branding strategy for LCD monitors. A majority of our monitors are marketed under the ViewSonic brand name, and we also market a line of LCD monitors under the Optiquest name, which targets our more price conscious end user customers.

Commercial:    We target commercial users through our VG and VP product lines. These products provide high performance displays optimized for today's multimedia enterprise applications. Features such as height adjustment and 360 degree swivel capability provide an ergonomically sound display for commercial users. Our flat panel LCD products conserve space and allow for multiple displays at a single workstation, improving user productivity and efficiency. Finally, integrated speakers and LCD control software provide additional benefits to commercial end users.

Our widescreen monitors are also Microsoft Vista certified, a feature that will gain importance as enterprises upgrade to Vista over the next several years. Our monitors are also compliant with EPEAT, a third party certification, that assists purchasers in evaluating products based on their environmental attributes, addressing the demand by enterprises to conserve space and power.

We also offer a line of CRT monitors for consumer and commercial uses. While this market is declining, our products are designed to meet the needs of several niche markets with superior technology and affordable prices.

LCD televisions

We offer a full portfolio of LCD TVs across all major LCD TV size categories. As consumers continue to upgrade from CRT technology to flat panel displays, which offer HD picture quality and a more attractive form factor, we have focused the development of our LCD TVs to meet their demands. We view the television market as an opportunity to capitalize on our scale and purchasing power in the LCD panel market, our innovative design capabilities, our widely recognized brand name and our strong channel relationships. We intend to leverage our strategic alliances with top contract assembly and chipset vendors to offer innovative LCD TV products.

Our LCD televisions are designed to offer consumers value priced products with leading technology and superior performance. We offer products in three categories including small, mid and large screen sizes.

We believe we have a large opportunity in the sub-30 inch small screen size category, where we can best leverage our buying power and supplier relationships from our LCD monitor business to offer affordable, high quality LCD TVs. We believe this category offers strong growth potential as consumers increasingly purchase televisions to place in other rooms around the home such as bedrooms, kitchens, dens, outdoor patios and garages. Additionally we believe there is opportunity internationally as screen sizes less than 30 inches are the most widely deployed in these markets. For example, in some areas of Asia screen sizes less than 22 inches are considered to be adequately sized for the primary TV.

We also offer products in the mid size display market, which we define as sizes between 32 and 42 inches. As this category of the LCD TV market has been extremely competitive, we have pursued a strategy of offering products only where we see significant demonstrated end user demand and have strong channel relationships.

We also intend to offer products in the large size display market, which we define as products with screen sizes greater than 42 inches, We believe we can leverage our access to contract manufacturers and LCD panel suppliers to meet the market demand for LCD TVs in this category with high performance, features and quality. We expect these products will enhance our overall LCD TV brand offerings.

Other display solutions

Digital signage:    Our LCD displays are a critical part of many leading digital signage products, which are interactive marketing and messaging displays commonly utilized in airports, hotels and retail and other locations. Our digital signage business targets display endpoints by offering excellent value for size and quality. To deliver our digital signage products, we have established relationships with leading companies across the ecosystem, including content management and content delivery providers.

As LCDs continue to fall in price, we believe digital signage displays will continue to gain in popularity beyond the typical uses found in the transportation, hospitality and retail industries today. The market for these products is expected to increase as small and medium sized businesses are increasingly able to afford these solutions to expand their marketing initiatives and advertisers learn to fully utilize this media channel.

Projectors:    Our projector products offer innovative designs at attractive price levels and are designed to provide flexibility and versatility for many types of users. We offer a comprehensive line of both LCD and DLP projectors. We continue to focus on leveraging our business model to drive down the price points of our projectors while simultaneously bringing new solutions and features to market. Our projectors are multi functional, ideal for consumer use as a home theater or gaming settings and for commercial applications such as corporate presentations or educational presentations.

Other:    Our other products include a line of handheld mobility focused products such as enterprise digital assistants, which provide a rugged alternative to notebook PCs in industries such as public safety, healthcare, retail and logistics.

Our strengths

We apply our strengths to enhance our position as a leading supplier of display products. We consider our key strengths to include the following:

Strong global brand name.    We believe the ViewSonic brand indicates to consumers innovative products, a high quality visual experience and strict standards of reliability. According to IDC, U.S. consumers considered us the top brand in terms of future purchases of LCD monitors. Based on our brand strength in monitors, we have been able to leverage our brand value into other display product categories.

Superior product performance.    Our display products are designed to be visually appealing and provide superior picture quality. We believe that our business model places us closer to our supply chain and global distribution channels allowing us to provide our end user customers with innovative products that meet their specific needs faster than our competition. The picture quality of our displays is guaranteed to be one of the best in the industry through our pixel performance policy, which is among the strictest of our display competitors. We continue to be among the industry leaders in LCD monitors in both the standard and widescreen formats.

Long operating history and deep market knowledge.    We have over 20 years of history delivering innovative consumer and commercial products with market leading technologies that focus on style, quality, compatibility, interoperability and features designed to satisfy consumer needs. We understand the market and various product cycles and have built long-standing customer and supplier relationships. We believe our experience in identifying market dynamics such as the crystal cycle provides us with a competitive strength. We have developed the ability to identify trends in business and home display markets and to quickly develop and sell products that are designed to satisfy end user demands. Recent examples of innovative products include our ViewDock monitors and projector for use in viewing content from iPods, and portable, short-throw projectors for use in commercial and consumer applications.

Significant scale and focus on efficiency.    We have achieved significant revenue scale which we believe allows us to leverage our large purchasing power with suppliers, to effectively weather product cycles and to further build brand value with end customers. We believe our recent adoption of a direct purchasing model with our panel suppliers affords us unique insights into the crystal cycle, enabling us to increase efficiencies in our operating model through competitive product pricing. We leverage suppliers' research and development to access leading third party technologies enabling us to rapidly design innovative visual display products and quickly bring these products to market in large volumes.

Global company with strong and diverse sales channel relationships.    We are a global organization with a proven ability to penetrate new regions successfully, and we currently sell our products in over 100 countries. We have a long history of extensive relationships with diversified channel partners including distributors and resellers who sell to end user customers of all sizes. We have distribution centers strategically located in the United States, the Asia Pacific region, Europe and Latin America which enable us to ship products to our channel partners quickly and efficiently. In addition to our sales organization, we offer various support and service programs that are tailored to meet the specific demands of each region.

Our strategy

Our goal is to leverage our strengths to develop and deliver innovative display products to satisfy customer demands and continuously improve our market position. Key elements of our strategy include the following:

Continue to expand globally and penetrate new markets and channels.    We plan to continue to leverage our global scale and business model as we expand our sales in new markets as demonstrated by our recent successful entries into India and South Korea. We will continue to seek new geographic market and channel expansion opportunities where we can leverage our competitive advantages and provide a broad range of visual display products. Additionally, we intend to broaden our product offerings in emerging markets where we have already demonstrated success.

Leverage our success in the LCD monitor market into developing leading LCD TVs.    We intend to leverage our success in LCD monitors to create a brand that is equally strong in the LCD TV market. We believe our scale and purchasing power in the LCD panel market, our innovative design capabilities and our strong channel relationships will provide us with the ability to offer high quality LCD TVs at competitive prices.

Deliver market leading and innovative products.    We will continue to actively monitor the market and consumer needs and focus on opportunities where we are able to leverage our scale and brand to gain competitive advantages. The designing of innovative monitor and TV displays, projectors and digital signage will remain among our top priorities as we address the changing needs of our end user customers.

Continue to drive efficiency in our operating model.    We intend to further drive efficiencies in our operating model by increasing our focus on current initiatives and implementing new programs. Our component sourcing initiative enables us to source LCD panels directly from manufacturers, which we believe brings us closer to the supply base and allows us to more closely monitor market trends and the crystal cycle. We are also centralizing our supply chain management to provide us with greater flexibility in responding to changes in market conditions. In addition, we have established a Global Support Center in Wuhan, China which we believe will provide us a number of advantages, including decreased operating expenses, and will bring us closer to our primary supply base.

Enhance the global ViewSonic brand within the channel and with end user customers. We plan to continue to invest in expanding consumer and corporate awareness of the ViewSonic brand name. In addition to our brand name awareness, we intend to continue to actively manage our relationships with our distributors and resellers to facilitate continued growth as the majority of our revenues are expected to come from these sales channels. By maintaining good relationships with these channels, we intend to leverage our strong channel relationships to increase the prominence of our products and retail shelf space.

Products

We offer a wide range of visual display technology products worldwide under the ViewSonic and Optiquest brand names. Our product categories include: LCD and CRT monitors, LCD TVs and other display products, including digital signage, projectors, visual devices and peripherals such as keyboards, mice and speakers. Each product category is targeted at specific applications. We offer a wide array of sizes and features over a broad range of price and performance levels. The following table identifies our principal product categories as of March 31, 2007:

Product type	Series	Size/ additional attributes

LCDs	Q, VE, VG, VX, VP, VA	15" through 24"
CRTs	A, E, G	15" through 22"
LCD TVs	N	19" through 42"
Digital Signage	N, ND, NMP	42" Displays, Network Media Players
Projectors	PJ, CINE	Under 3 Lbs. to 17 Lbs.
Peripherals & Accessories	Miscellaneous	Keyboards, Mice, Speakers, etc.
Visual Devices	V	3.5" to 10" Wireless Displays

Sales and marketing

We sell our products through a variety of channels including distributors and resellers. We have no minimum purchase commitments or long term contracts with any of our channel customers. Sales to Ingram Micro Inc., a distributor, in 2006, 2005 and 2004 were 11%, 11% and 14%, respectively, of our total consolidated net sales. Sales to Tech Data Corporation, also a distributor, in 2005 and 2004 were 10% and 13%, respectively, of our total consolidated net sales.

Our sales force supports sales opportunities through our worldwide network of distributors and resellers with sales offices located in the Americas, EMEA and the Asia-Pacific region.

Our marketing group generates demand, as well as brand positioning and awareness throughout our sales channels, to commercial and consumer end user customers. In each worldwide region, the marketing department works in cooperation with the sales department to foster channel development and product penetration.

Distributors

We sell to distributors who resell our products to various resellers and end user customers. We believe that with product proliferation and increasingly complex technologies, resellers are becoming more dependent on distributors to provide additional value-added services. As a result, distributors increasingly are expanding their core competencies beyond product distribution to include offerings such as configuration, channel assembly, financial services, training, marketing services, telemarketing and electronic commerce services.

Resellers

We also sell directly and indirectly to resellers who then sell to businesses of all sizes and consumers. We categorize our resellers as follows:

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Value added resellers. Value added resellers target businesses and add value by combining proprietary software and/or other integration support with off-the-shelf hardware and software.

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Commercial or enterprise resellers. Commercial or enterprise resellers target and sell to Fortune 500 companies and provide worldwide, national and regional information technology configuration and support services.

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Direct marketing and Internet retailers. Direct marketing and Internet retailers target and sell to businesses and home users via direct mail catalogs, telemarketing and online marketing and services.

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Retailers. Retailers, such as computer superstore chains, consumer electronic stores and mass merchants, target and sell to the walk-in retail market through an extensive network of retail store fronts.

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System integrators. System integrators purchase individual components, including computer display products and assemble unbranded computer systems.

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Solution providers. Solution providers are technology consulting firms that offer a solution-based approach incorporating hardware and software to help resolve business problems. A solution provider typically integrates products, services and applications to increase productivity, protect critical data and limit technology problems.

End user support and service

We offer comprehensive service options for end user customers, distributors and resellers. Various support and service programs are tailored to meet each region's demands. The ViewSonic support team is available to assist customers via phone, fax, email and regular mail. In addition to a multi-language user guide packaged with each product, self-service support is also available via a user-friendly online interactive web tool on our website. Support is also provided by professional customer service representatives, technicians and engineers.

Various optional programs including extended warranties, expedited replacement and advance replacement are offered for most of our products in many countries.

Sourcing and operations

Our component sourcing and product development staff researches, develops and tests the latest display technologies with our component suppliers and contract manufacturers, and is charged with designing and developing the highest quality display products at selected price points. We have established relationships with multiple sources of display components and multiple display manufacturers, and qualify additional component suppliers and contract manufacturers when advantageous. The display market exhibits a characteristic industry cycle, called the crystal cycle, which is driven by supply and demand dynamics. In December 2005, we started to source LCD panels directly from LCD panel manufacturers to more optimally navigate the crystal cycle.

Manufacturing and logistics

We source our products from several third party suppliers, including component suppliers and contract manufacturers. In some instances, these third parties are divisions of large, integrated organizations while, in other instances, they are independent entities. Our contract manufacturers design the electronic and mechanical systems of a display product around our choice of major components and our specific industrial design. Aside from these major specifications mandated by us, the contract manufacturers choose electronic and mechanical solutions of standard design to reduce the development time, engineering cost and procurement risk associated with more customized designs.

Our distribution centers are strategically located in the United States, Latin America, Europe and the Asia Pacific region. From our distribution centers, we ship to our distributors and resellers. Distribution centers are operated by ViewSonic or, where appropriate, in conjunction with third-party logistic partners.

Research and product development

Our product development efforts are focused on analyzing technology trends and designing and developing standards-based, competitively priced products that incorporate the technologies and features that we believe are most desired by customers today and into the future. In addition, we leverage advanced technologies developed by independent developers to evaluate the latest display and visual solutions related technologies. Working with these companies, our engineers integrate new technologies, design products and system architectures and manage quality.

We believe our cooperative approach allows us to determine the best method and timing for delivering new products and technologies to the market. Research and development expense was $0.9 million, $1.1 million and $1.9 million for 2006, 2005 and 2004, respectively.

Competition

The market for our display products is highly competitive. Competitive factors include industrial design, product features, price, product quality, breadth and reliability, price performance characteristics, end user support, marketing and channel capability, as well as, corporate reputation and brand strength. Many of our competitors in our markets have significantly greater financial, technical, manufacturing and marketing resources than us. We believe that competition will continue to reduce the ASPs of our products. We expect price competition to continue and if we do not introduce new products, reduce our product costs and increase our unit shipments, our revenues will decrease.

In the LCD monitor market and other commercial product markets we compete with PC manufacturers such as Dell, Inc. and Hewlett-Packard Company, and other branded display companies such as Acer Inc., BenQ Corporation, LG.Philips LCD Ltd., NEC Display Solutions and Samsung Electronics. In the LCD TV market we compete with established consumer electronic companies such as LG.Philips LCD Co., Ltd., Matsushita Electric Industrial Co., Ltd. (Panasonic), Sharp Corporation, Sony Corporation, Thomson S.A., Toshiba Corporation and Victor Company of Japan, Limited (JVC), as well as more recent entrants like Syntax-Brillian Corporation and Vizio, Inc.

Intellectual property

We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights in our products. We have no patented technology; however, we have filed patent applications covering certain aspects of our technology in several international jurisdictions. We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our distributors, resellers, suppliers and contract manufacturers to limit access to, and disclosure of, our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy and use our products or technology. Policing unauthorized use of our products is difficult. The steps we have taken may not prevent misappropriation of our technology, particularly in countries in which we may not be able to enforce our proprietary rights as fully as in the United States.

Third parties currently claim and have in the past claimed patent infringement with respect to our products. We expect that additional infringement claims will be made against us and other display manufacturers as the market becomes more competitive and mature. An infringement claim, whether meritorious or not, could be time consuming, result in costly litigation, cause delays in product availability or require us to utilize alternative technology, possibly of lower quality or higher cost, or to enter into royalty or licensing agreements with unfavorable terms.

Our registered trademarks, among others, include ViewSonic®, ViewSonic's distinctive three-bird logo, product names such as Optiquest® and corporate taglines such as See the Difference®. Our registered trademarks have renewal dates ranging from August 2007 to March 2017. We actively police similar third-party marks and enforce our trademark rights against potential infringing third-party mark use. If we fail to prevail in any opposition proceedings our brand could be harmed.

In the future, it may be necessary or desirable for us to seek additional licenses of intellectual property rights held by third parties. If the availability of these third-party technology licenses ceases, we may have to obtain substitute technology of lower quality or performance standards or at a higher cost. There can be no assurance that such licenses will continue to be available on favorable terms or at all.

Backlog

There is generally a short cycle between the order and shipment of our products and the majority of our orders are cancelable at the discretion of our distributors and resellers. Therefore, we do not believe that our backlog at any particular date is indicative of our future net sales. We also extend rights of return to our distributors and resellers, which are accrued for based on estimated future returns using historical experience.

Facilities

Americas.    We lease a facility in Walnut, California of 298,050 usable square feet that serves as our corporate headquarters and a warehouse facility. This lease expires in July 2014. In addition, we have sales offices in Atlanta, Georgia, Miami, Florida and Ontario, Canada.

EMEA.    We lease a facility in London, United Kingdom. This lease expires in February 2019. In addition, we lease space in Belgium, Denmark, Finland, France, Germany, Netherlands, Norway, Russia, Spain, Sweden, Ukraine and the United Arab Emirates for marketing, sales and after-sales service operations.

Asia-Pacific.    We own offices in Taipei, Taiwan and Beijing, Shanghai and Wuhan, China, and lease offices in Guangzhou, Nanjing and Shenyang, China, and Hong Kong, Kaoshiung, Taiwan, Singapore, and Australia. We also lease warehouses in Shanghai, Beijing, Guangzhou, Chengdu and Xi'an, Taoyuan, Taiwan and we also own a warehouse in Taipei, Taiwan.

We believe our properties are adequately maintained and suitable for their intended use and that our facilities are adequate for our current and foreseeable needs.

Employees

As of March 31, 2007, we had 786 employees worldwide. Some of our employees in France are represented by a labor union. We believe that our employee relations are good.

Legal proceedings

On May 19, 2003, Commissariat a L'Energie Atomique, or CEA, filed a patent suit against Chi-Mei Optoelectronics Corporation, or CMO, Dell Computer Corporation, Samsung Electronics Co., Ltd., Samsung Electronics America, Inc., Samsung Electronics Canada, Inc., Samsung International, Inc., Sun Microsystems, Inc., ViewSonic Corporation, and Fujitsu Display Technologies Corp. in the U.S. District Court, District of Delaware (Case No. CV-03-484 KAJ), alleging infringement of two patents relating to the design and manufacture of LCD modules. We believe the allegations against us are based upon our incorporation of certain third-party LCD modules into our products. We have filed a motion to stay, which has been granted. While the outcome of this case cannot be predicted with certainty, we do not believe that the outcome will harm our business, financial position, results of operations or cash flows.

On May 27, 2004, LG. Philips LCD Co. Ltd., or LPL, filed a patent suit against Tatung Company, Tatung Company of America, Inc., and ViewSonic Corporation in the U.S. District Court, District of Delaware (Case No. CV-04-343 JJF), alleging infringement of two patents relating to the mounting of LCD panels. Trial has been scheduled for January 2008. While the outcome of this case cannot be predicted with certainty, we do not believe that the outcome will harm our business, financial position, results of operations or cash flows.

On July 27, 2006, the jury in the trial of LG. Philips LCD Co. Ltd. v. Tatung Company, Tatung Company of America, Inc., Chunghwa Picture Tubes Ltd., and ViewSonic Corporation, pending in U.S. District Court, District of Delaware, (Case No. 05-292-JJF) delivered a verdict finding that each of the defendants, including us, had willfully infringed (through the doctrine of equivalents) a LPL patent relating to electrostatic discharge. The jury awarded monetary damages of $52.5 million against Chunghwa Pictures Tubes Ltd., or CPT, only. Although there is no monetary award against us, the finding of willful infringement, if upheld, allows for trebling of damages and may subject us to certain other liabilities including an award of some portion of LPL's attorneys' fees and/or exemplary damages, the latter of which may be as high as $105 million, as well as injunctive relief which may require us to, among other things, change our sourcing of certain LCD displays or key components. The Court has taken under submission the parties' motions challenging various aspects of the jury's verdict. While the outcome of these post-trial proceedings cannot be predicted with certainty, we do not believe that the outcome will harm our business, financial position, results of operations or cash flows.

On November 21, 2006, the jury in the trial of LG. Philips LCD Co. Ltd. v. Tatung Company, Tatung Company of America, Inc., and Chunghwa Picture Tubes Ltd. pending in the U.S. District Court, Central District of California, (Case No. CV-02-6775 CBM) delivered a verdict finding that each of the defendants (we are not a defendant) had willfully infringed two patents of LPL's relating to the design and manufacture of LCD modules. The parties to the case have briefed post-trial motions challenging various aspects of the jury's verdict and these motions have been taken under submission by the Court. However, we are a defendant in the related case, LPL v. ViewSonic Corporation, also pending in the U.S. District Court, Central District of California (Case No. CV-03-2886 CBM), in which LPL alleges infringement of the same patents asserted in Case No. CV-02-6775 CBM above as a result of our incorporation of CPT LCD's into our products. Our suit had been consolidated with the CPT case for pre-trial purposes, during which infringement claims directed to four other LPL patents had been dismissed. The dismissal may be overturned on appeal. No trial date has been set in Case No. CV-03-2886 CBM and none is expected to be set as the patent issues have already been heard by the jury in the CPT case (Case No. CV-02-6775 CBM). If an injunction is entered against the CPT LCD panels, we may be required to change our sourcing of certain LCD displays. While the outcome of the post-trial proceedings in Case No. CV-02-6775 cannot be predicted with certainty, we do not believe that the outcome will harm our business, financial position, results of operations or cash flows.

On December 1, 2006, LPL filed a patent suit against CMO, AU Optronics Corporation, or AUO, AU Optronics Corporation America, Tatung Company, Tatung Company of America, Inc. and ViewSonic Corporation in the U.S. District Court, District of Delaware, alleging infringement of the same three LPL patents that were found to be valid and infringed in the two cases referenced above, i.e., CV-02-6775 and 05-292 JJF. Presumably, as with the other LPL suits identified above, the allegations against us are based upon our incorporation of certain third-party LCD modules into our products. We have filed motions to stay, dismiss, and/or for a more definite statement of the claims asserted in this case. While the outcome of this case cannot be predicted with certainty, we do not believe that the outcome will harm our business, financial position, results of operations or cash flows.

In 2007, the FCC notified us that importation declarations indicate that we may have violated certain FCC rules with respect to the transition requirements for selling televisions containing HD tuners. We have provided the FCC with additional information regarding this matter. While it is not possible to predict the outcome with certainty, we do not believe that the outcome will harm our business, financial position, results of operations or cash flows.

In the ordinary course of business, we are involved in lawsuits, claims, investigations, proceedings, and threats of litigation consisting of intellectual property, commercial, employment and other matters. While the outcome of these proceedings and claims cannot be predicted with certainty, we believe that the ultimate outcome of such matters will not harm our business, financial position, results of operations or cash flows.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors, including their ages and positions, as of July 1, 2007:

Name	Age	Position

James Chu	49	Chairman of the Board and Chief Executive Officer
Theodore R. Sanders	53	Chief Financial Officer
Robert J. Ranucci	42	Vice President, General Counsel and Secretary
Matthew W. Milne	39	President, ViewSonic Americas
Heng-Chun Ho	54	President, Global Products and Solutions
Jan Jensen	44	President and Managing Director, ViewSonic Europe
Matthew E. Massengill(1)(2)(3)	46	Director
William J. Miller(1)(3)	61	Director
Bruce L. Stein(1)(2)(3)	52	Director
Luc H. Vanhal(1)(2)	47	Director

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Nominating and Corporate Governance Committee

James Chu founded ViewSonic and has served as our Chairman of the Board and Chief Executive Officer since our inception in 1987. From September 1986 to June 1987, Mr. Chu served as President of U.S. Operations of Behavior Tech Computer Corporation, a keyboard manufacturer.

Theodore R. Sanders has served as our Chief Financial Officer since July 2007. From October 1998 to June 2007, Mr. Sanders served as Chief Financial Officer of PC Mall, Inc., a distributor of technology products. From May 1997 to September 1998, he served as Vice President, Controller of PC Mall. Mr. Sanders previously spent ten years with The Pittston Company, a global business and security services company, in various senior finance roles, including Controller of its Burlington Air Express Global division, and Director of Internal Audit. Mr. Sanders started his career with Deloitte & Touche LLP. Mr. Sanders is a certified public accountant and holds a B.S. in Business Administration from Nichols College.

Robert J. Ranucci has served as our Vice President, General Counsel and Secretary since July 2003. From June 2000 to June 2003, Mr. Ranucci served as our General Counsel and Secretary. From June 1991 to May 2000, Mr. Ranucci was an attorney with various law firms in the Los Angeles area. Mr. Ranucci holds a B.A. in Economics from Claremont McKenna College, and an M.A. in Economics and a J.D. from the University of Southern California.

Matthew W. Milne has served as our President of ViewSonic Americas since February 2005. From September 2004 to February 2005, Mr. Milne served as our Senior Vice President of Business Development and Strategy. From December 2002 to June 2004, Mr. Milne served as Senior Vice President and General Manager of the Consumer Solutions Group of Gateway, Inc., a PC manufacturer. From March 2000 to December 2002, Mr. Milne was President of Cameo Technologies, Inc., a spin-off company from Western Digital Corporation. From June 1992 to

March 2000, Mr. Milne held various senior-level positions at Western Digital Corporation, a designer, developer and manufacturer of hard disk drives. Mr. Milne holds a B.A. in Finance from California State University, Fullerton and an M.B.A. from California State Polytechnic University, Pomona.

Heng-Chun Ho has served as our President, Global Products and Solutions since November 2006. Mr. Ho served as our President, Global Products Group from February 2005 to November 2006. From November of 2001 to October of 2004, Mr. Ho served as President and Chief Executive Officer of Sampo Corporation and Sampo Group, a consumer electronics and appliance manufacturer. From November of 1999 to November of 2001, Mr. Ho served as Vice Chairman and Chief Executive Officer of Sampo Technology Corporation. From July of 1993 to October of 1999, Mr. Ho served as Senior Vice President and General Manager of Primax Electronics Corporation. From June of 1991 to July of 1993, Mr. Ho served as Plant Manager at Qume ITT at Hsinchu Science Based Industrial Park. Mr. Ho holds a B.S. in Physics from Cultural University in Taipei.

Jan Jensen has served as our President and Managing Director of ViewSonic Europe since October 2004. From February 2003 to October 2004, Mr. Jensen served as Vice President Worldwide Sales Channels for Proxim Corporation, a networking equipment company. From October 2001 to January 2003, Mr. Jensen served as Deputy Chief Operating Officer for Metro International, a global media company. From June 1999 to September 2001, Mr. Jensen served as Vice President Business to Business for Gateway, Inc., in Europe, the Middle East and Africa. From August 1996 to May 1999, Mr. Jensen was director of International Channel Management at Siemens Computer Systems Worldwide Headquarters, a German company. Mr. Jensen has an M.S. from Aarhus School of Business Administration.

Matthew E. Massengill has served as a member of our Board of Directors since December 2003. He has been a member of the Board of Directors of Western Digital Corporation since November 2001 and Chairman from November 2001 to March 2007. Mr. Massengill was Chief Executive Officer of Western Digital from January 2000 to October 2005; and President from January 2000 to December 2003. He previously served in various executive capacities within Western Digital for more than five years. Mr. Massengill also serves as a director of Microsemi Corporation, a semiconductor manufacturer specializing in system-engineered integrated circuits and high reliability discrete devices. Mr. Massengill holds a B.S. in Engineering from Purdue University.

William J. Miller has served as a member of our Board of Directors since December 2003. Since 1999, Mr. Miller has served as an independent director on the board of directors of several technology companies and as a consultant. From April 1996 to October 1999, Mr. Miller was Chairman of the Board of Directors and Chief Executive Officer of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as President of Avid Technology from September 1996 through October 1999. Mr. Miller serves as a director of NVIDIA Corporation, a visual computing technology company, Waters Corporation, a scientific instrument manufacturing company, Digimarc Corporation, a developer and provider of secure identification products and digital watermarking technology, Overland Storage, Inc., a provider of secure storage solutions, and Glu Mobile, Inc., a publisher of mobile games. Mr. Miller holds a B.A. and a J.D. from the University of Minnesota.

Bruce L. Stein has served as a member of our Board of Directors since June 2003. Since April 2003, Mr. Stein has served as the Co-Chief Executive Officer of The Hatchery LLC, which creates and develops family and kids oriented consumer products and entertainment. From September 2001 to April 2003, Mr. Stein served as a consultant and director of Avalon Digital Marketing Systems Inc., a provider of digital marketing and software. From October 1999 to September 2001, Mr. Stein served as Chief Executive Officer and a director for Radical Communications, Inc., a messaging solution provider, which was acquired by Avalon Digital Marketing Systems Inc. Mr. Stein served in various positions at Mattel, Inc., a manufacturer of toy products, from August 1996 to March 1999, including President, Mattel Worldwide, Chief Operating Officer and as a director. From August 1995 to August 1996, Mr. Stein was Chief Executive Officer of Sony Interactive Entertainment Inc., a subsidiary of Sony Computer Entertainment America Inc. At various times between January 1995 and June 1998, Mr. Stein was a consultant to DreamWorks SKG, a motion picture company, Warner Bros. Entertainment, an entertainment company, and Mandalay Entertainment, a film production company. From January 1987 through 1994, Mr. Stein served as President of Kenner Products, Inc. Mr. Stein holds a B.A. from Pitzer College in Claremont and an M.B.A. from the University of Chicago.

Luc H. Vanhal has served as a member of our Board of Directors since June 2003. Since July 2005, Mr. Vanhal has served as Chief Financial Officer of Guthy-Renker Corporation, a worldwide leader in direct marketing. From August 2004 to July 2005, Mr. Vanhal served as Chief Financial Officer at Belkin Corporation, a connectivity provider. From January 2001 to April 2004, Mr. Vanhal served as President and Chief Operating Officer of Vivendi Universal Games, Inc., a global developer, publisher and distributor of multi-platform interactive entertainment. From February 1999 to January 2001, Mr. Vanhal served as Chief Financial Officer of Vivendi Universal Games, Inc. From June 1990 to February 1999, Mr. Vanhal held several positions at The Walt Disney Company, including Chief Financial Officer for the Worldwide Consumer Products Division from 1997 to 1999. Mr. Vanhal holds a B.A. and an M.B.A. from the University of Leuven, Belgium.

There are no family relationships among any ViewSonic executive officers or directors.

Board composition

Our Board of Directors currently consists of five members. Effective upon the closing of this offering, we will divide our Board of Directors into three classes, as follows:

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Class I, which will consist of Messrs. Stein and Vanhal, whose term will expire at our annual meeting of stockholders to be held in 2008;

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Class II, which will consist of Messrs. Massengill and Miller, whose term will expire at our annual meeting of stockholders to be held in 2009; and

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Class III, which will consist of Mr. Chu, whose term will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Board committees

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit committee

Our Audit Committee consists of Messrs. Massengill, Miller, Stein and Vanhal. Mr. Vanhal serves as the chair of our Audit Committee. The functions of this committee include, among other things:

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reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

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evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

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reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

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reviewing and approving all related-party transactions;

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reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Our Board of Directors has determined that Mr. Miller qualifies as an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission and the NASDAQ listing standards. In making this determination, our Board of Directors has considered the nature and scope of experience Mr. Miller has previously had with reporting companies. Messrs. Massengill, Miller, Stein and Vanhal meet the independence requirements of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Both our independent registered public accounting firm and management periodically meet privately with our Audit Committee.

Compensation committee

Our Compensation Committee consists of Messrs. Massengill, Stein and Vanhal. Mr. Stein serves as the chair of our Compensation Committee. The functions of this committee include, among other things:

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reviewing and approving the compensation and other terms of employment of our executive officers and senior management and reviewing and approving corporate performance goals and objectives relevant to such compensation;

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evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifications or terminations of existing plans and programs; and

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reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control benefits and any other compensatory arrangements for our executive officers.

Each member of our Compensation Committee is a non-employee director, as defined in Rule 16b-3 of the Exchange Act, an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, and satisfies the NASDAQ independence requirements.

Nominating and corporate governance committee

Our Nominating and Corporate Governance Committee consists of Messrs. Massengill, Miller and Stein. The functions of this committee include, among other things:

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developing and maintaining a current list of the functional needs and qualifications of members of our Board of Directors;

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evaluating director performance on our Board of Directors and its applicable committees and determining whether continued service on our Board of Directors is appropriate for each director;

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interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

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reviewing and recommending to our Board of Directors the compensation arrangements for our non-employee directors;

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evaluating nominations by stockholders of candidates for election to our Board of Directors;

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reviewing and reporting annually to our Board of Directors an assessment of the Board of Directors' performance;

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reviewing and recommending to our Board of Directors any amendments to our corporate governance documents; and

•
reviewing and recommending to our Board of Directors changes with respect to corporate governance issues, issues of broad social significance and our overall conduct as a responsible corporate citizen.

Each of Messrs. Massengill, Miller and Stein satisfies the NASDAQ independence requirements. Mr. Miller also serves as the lead independent director of our Board of Directors.

Compensation discussion and analysis

Compensation discussion and analysis

Our compensation programs are designed to support our business goals and promote both our short-term and long-term growth. The Compensation Committee of the Board of Directors reviews and determines all components of executive compensation, including base salary, semi-annual cash incentive payments, equity awards, perquisites and other benefit programs. The Compensation Committee also consults with management regarding non-executive employee compensation programs. Our named executive officers are our chief executive officer, chief financial officer, and the three other most highly compensated executive officers who each earned in excess of $100,000 in total compensation in 2006.

ViewSonic's compensation philosophy

We believe we must maintain a flexible compensation structure to appropriately recognize and reward our executive officers and employees worldwide who are critical to our success. Our compensation philosophy reflects the following key objectives:

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Attract and retain talented and experienced executive officers whose knowledge, skills and performance are critical to our success;

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Align the interests of our executive officers with our stockholders' interests;

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Ensure fairness among executive officers by recognizing the contributions each executive officer makes to our success; and

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Compensate our executive officers to manage our business to meet our short-term and long-term objectives.

Total compensation consists of the following:

•
Base salary;

•
Semi-annual cash incentive payments;

•
Equity awards;

•
Perquisites; and

•
Benefit programs.

To date, we have not utilized tally sheets in determining aggregate executive compensation.

Determining executive officer compensation

The Compensation Committee meets in executive session to review and determine the compensation of our Chief Executive Officer. For all other executive officers, the Compensation Committee meets in executive session with our Chief Executive Officer and members of our human resources department to consider and determine various elements of executive compensation.

To attract and retain executive officers with the ability and the experience necessary to lead ViewSonic and deliver performance to our stockholders, we strive to provide a total compensation package that is competitive with total compensation provided by other comparable companies. In 2004, management engaged Watson Wyatt Worldwide, Inc., or Watson Wyatt, an external compensation consultant, to compile a competitive compensation analysis of our executive positions, comparing our job descriptions to benchmark job descriptions in selected published salary surveys. Jobs were matched based on duties and responsibilities, education and experience. Watson Wyatt provided market analysis reports showing the estimated market value for each job benchmarked. In 2006, management engaged Compensia, Inc., an external compensation consultant, to undertake a full executive compensation analysis of our executive positions. Based upon our philosophy of conducting compensation analysis every other year, neither the Compensation Committee nor management has engaged a compensation consultant for 2007. To date, the Compensation Committee has not separately engaged a compensation consultant. As the compensation consultants engaged by management have not otherwise been engaged to perform additional services for ViewSonic, we believe that such consultants are independent of management.

In May 2004, based upon a recommendation from Watson Wyatt, the Compensation Committee approved a set of peer companies for executive pay analysis. In May 2006, the Compensation Committee reapproved the use of the same list of companies. Characteristics taken into account in determining comparable companies included: industry group, geographic location, revenue levels, status as a public or private company, market capitalization and financial performance. For 2006, Compensia prepared a peer analysis based on data from the following sources:

•
Compensia's proprietary High Technology Executive Compensation Survey, limited to companies with revenues between $1 billion and $3 billion;

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Radford High Technology Executive Compensation Survey, a widely used independent survey based upon a blend of companies with revenues between $200 million and $1 billion and companies with revenues over $1 billion; and

•
Peer company public filings, based upon a list of peer companies recommended by Watson Wyatt in 2004.

While we are mindful of the compensation practices of our competitors, our compensation decisions are driven by many factors and do not rely solely upon benchmarking. The process for determining executive compensation includes a review of our executive compensation programs and practices, and an analysis, for each executive, of all elements of compensation. In determining each element of compensation as it relates to each individual executive officer, the Compensation Committee considers the following individual factors:

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The executive officer's performance;

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The scope of the executive officer's responsibilities; and

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The expected contributions of such executive officer to the success of our business.

The Compensation Committee compares each compensation component separately and in total to compensation at the peer group companies. The Compensation Committee also compares the compensation of executive officers with the compensation of other ViewSonic employees for internal pay equity purposes. In the first quarter of each year, the Compensation Committee has historically set semi-annual cash incentive targets. In the second quarter of each year, the Compensation Committee has historically established base salaries. Following the end of the second and fourth quarters, the Compensation Committee determines the semi-annual incentive cash payments. Historically annual stock option grants are not made on any pre-determined schedule and are generally granted following the receipt of an independent valuation of the fair market value of our common stock.

Components of executive compensation

Base salary

We set base salaries at levels we believe enable us to hire and retain individuals in a competitive environment and to reward performance of individuals against company-wide goals. Base salaries of executive officers are reviewed on an annual basis, as well as at a time of promotion or other changes in responsibilities. In determining the base salary for each of our executive officers, the Compensation Committee considers the executive officer's experience, position within ViewSonic and performance in the past year. The Compensation Committee also reviews independently published survey data from Compensia and Radford. The Compensation Committee does not apply specific formulas to determine annual increases. In 2006, base salaries were approximately 46% of the aggregate annual compensation of our named executive officers.

Semi-annual cash incentive payments

We believe that our cash incentive payment plans reward our executive officers for performance if our short-term goals are met, while permitting our executive officers to receive higher compensation for superior performance if such goals are exceeded. We utilize cash incentive payments to reward performance achievements within a time horizon of one year or less. All of the corporate objectives set for 2006 were viewed by the executive team and the Compensation Committee as challenging and only deliverable if ViewSonic was extremely focused.

In December 2005, the Compensation Committee approved our 2006 Management Incentive Plan, or the 2006 Incentive Plan, which provides for target semi-annual cash payments ranging between 60% to 100% of the respective executive officer's annual base salary. The maximum award was set at 200% of each executive officer's target incentive payment under the 2006 Incentive Plan. For 2006, the potential annual cash incentive payments for our executive officers were weighted 70% on the achievement of corporate objectives and 30% on the achievement of individual objectives. Messrs. Chu and Morlan's corporate objectives were based on ViewSonic net sales and net income. In addition to ViewSonic net sales and net income, Messrs. Milne, Ho and Jensen's corporate objectives were based on net sales and operating profit for their respective business units. The actual cash incentive payments paid to each of our named executive officers for 2006 is presented in the "Summary compensation table" below. In 2006, incentive payments were approximately 39% of the aggregate annual compensation of our named executive officers.

The Compensation Committee reviews annually: (i) the annual corporate objectives of ViewSonic, which for 2006 included net sales and net income goals on both a consolidated and business unit basis; and (ii) the general personal objectives of each executive officer as proposed by our Chief Executive Officer. The Compensation Committee establishes the extent to which such objectives have been met for the purpose of determining each executive officer's semi-annual cash incentive payments. In reviewing the performance of each executive officer, the Compensation Committee also considers each executive officer's level of leadership, teamwork and general participation in the development of individuals who report to the executive officer.

In May 2007, the Compensation Committee approved our 2007 Management Incentive Plan, or the 2007 Incentive Plan. The Compensation Committee established the 2007 Incentive Plan to align the interests of our management with those of our stockholders as well as to support the retention of key executives. Executive officers and other key members of senior management designated by our Chief Executive Officer, or the Participants, are eligible to participate in the 2007 Incentive Plan. Each Participant is classified as a "Corporate Participant" or "Regional Participant" or "Business Unit Participant" by the Compensation Committee or the Chief Executive Officer, as applicable.

The 2007 Incentive Plan is designed to award a cash payment, each an Incentive Cash Payment, for performance in 2007 to a Participant if we achieve certain corporate performance targets, or the Corporate Targets, and if the Participant achieves certain individual targets, or Individual Targets. Each Participant's target Incentive Cash Payment under the 2007 Incentive Plan is calculated as a percentage of the Participant's annual base salary for 2007. With respect to our executive officers, this percentage has been set by the Compensation Committee. With respect to all other Participants, this percentage will be set by the Chief Executive Officer.

The Compensation Committee established the following percentages for our named executive officers:

Executive Officer	Title	Total Percentage of 2007 Base Salary

James Chu(1)	Chairman of the Board and Chief Executive Officer	100%
James A. Morlan(1)(4)	Chief Financial Officer	60
Matthew W. Milne(2)	President, ViewSonic Americas	80
Heng-Chun Ho(3)	President, Global Products and Solutions	70
Jan Jensen(2)	President and Managing Director, ViewSonic Europe	60

(1)
Corporate Participant.

(2)
Regional Participant.

(3)
Business Unit Participant.

(4)
Mr. Morlan resigned as Chief Financial Officer effective as of June 30, 2007.

Initial threshold achievement

The following minimum thresholds must be achieved in order for a Participant to be eligible to receive an Incentive Cash Payment for the respective period under the 2007 Incentive Plan:

•
For Corporate Participants, a minimum of 50% of the consolidated net income target and 80% of the consolidated net sales target, or the Consolidated Thresholds; and

•
For Regional Participants or Business Unit Participants, a minimum of 50% of the regional or business unit operating profit target and 80% of the regional or business unit net sales target, the Regional Thresholds or Business Unit Thresholds.

In the event that a threshold is not met for the respective period, the Participant is not entitled to an Incentive Cash Payment for the respective period under the 2007 Incentive Plan.

In the event that the Consolidated Thresholds are not achieved, but the Regional Thresholds or Business Unit Thresholds are achieved or exceeded for the respective period, the Chief Executive Officer may elect to pay the Regional Participants or Business Unit Participants a reduced Incentive Cash Payment for the respective period of 50% of their achieved target amount.

Incentive plan components

The Corporate Targets for Corporate Participant are: consolidated net sales and consolidated net income. The Corporate Targets for Regional Participants and Business Unit Participants are: consolidated net sales, consolidated net income, regional or business unit net sales and regional or business unit operating profit. Each of the Corporate Targets shall be determined in accordance with U.S. generally accepted accounting principles.

If the thresholds are achieved for Participants, Participants shall be entitled to receive Incentive Cash Payments under the Plan based upon the following weightings:

	Corporate participants	Regional or business unit participants

Consolidated net sales	35%	10%
Consolidated net income	35	10
Regional or business unit net sales	—	25
Regional or business unit operating profit	—	25
Individual Targets	30	30
Total	100%	100%

The net sales component of the consolidated, regional or business unit Corporate Targets is weighted as follows:

% of net sales target achieved	Weight	Example (corporate participant)

Zero up to 79%	Zero	0 × 35% = 0
80% up to 100%	1% for each 1% of net sales achieved	90% × 35% = 31.5%
101% and beyond	2% for each 1% of net sales achieved, up to 200%	110% × 35% =38.5%

The net income or operating profit component of the consolidated, regional or business unit Corporate Targets shall be weighted as follows:

% of consolidated net income target or regional / business unit operating profit achieved	Weight	Example (regional participant)

Zero up to 49%	Zero	0 × 10% = 0
50% up to 100%	1% for each 1% of consolidated net income or operating profit, as applicable, achieved	60% × 10% = 6%
101% and beyond	2% for each 1% of consolidated net income or operating profit, as applicable, achieved, up to 200%	120% × 10% = 12%

Incentive cash payments:

With respect to the Corporate and Individual Targets, each Participant's Incentive Cash Payment is calculated for the applicable period as follows:

•
Portion of target Incentive Cash Payment attributable to the Corporate Targets = [Target Incentive Cash Payment × 70%] × consolidated or regional/business unit actual results (0 to 140%).

•
Portion of target Incentive Cash Payment attributable to Individual Targets = [Target Incentive Cash Payment × 30%] × individual achievement score (0 to 60%).

Payment schedule

Incentive Cash Payments under the 2007 Incentive Plan shall occur approximately 45 to 90 days after the completion of a quarterly or semi-annual period. With respect to the our executive officers, Incentive Cash Payments shall be calculated and paid on a semi-annual basis. With respect to all other Participants, Incentive Cash Payments shall be calculated and paid on a quarterly basis. If a Participant was hired after January 1, 2007, a Participant's Incentive Cash Payment will be prorated for the numbers of full months served during 2007. Participants must remain actively employed on the date of the payment of the Incentive Cash Payment for the applicable period in order to be eligible to receive an Incentive Cash Payment under the 2007 Incentive Plan.

Equity awards

We use stock option grants to align the financial interests of our executive officers with those of our stockholders and to reward executive officers for taking actions that benefit the long-term performance of ViewSonic. The Compensation Committee has not adopted any program, plan or obligation to grant equity compensation on specified dates. The Compensation Committee has not delegated the authority to make equity grants to any executive officer or a committee comprised of executive officers. The Compensation Committee considers the recommendations of our Chief Executive Officer in determining stock option grants to our executive officers and other employees. Stock options are granted with an exercise price equal to 100% of the fair market value of the shares on the date of grant and are only valuable if the value of our common stock increases after the stock option is granted. Since prior to this offering, our common stock was not publicly traded, we obtained an independent valuation on a yearly basis which the Compensation Committee considered together with all other relevant factors in determining the fair market of the shares of common stock on the date of grant. The Compensation Committee seeks to maximize stockholder value by granting an appropriate level of options after considering individual performance and expected contribution, our growth and performance outlook, retention value of unvested options and market benchmarks of long-term incentive pay for executive officers in similar positions at our peer companies. To date, restricted stock awards have not been granted. The stock option grants to each of our named executive officers in 2006 are presented in the table below entitled "Grants of plan-based awards in 2006." In 2006, equity awards were approximately 1% of the aggregate annual compensation of our named executive officers.

2007 long term incentive program

The Compensation Committee has not historically granted equity awards with a performance component and did not make any such performance awards in 2006. In February 2007, the Compensation Committee approved the ViewSonic 2007 Long Term Incentive Program, or the Long Term Incentive Program. The Compensation Committee established the Long Term Incentive Program to align the interests of our executive officers with those of our stockholders, as well as to support the retention of our executive officers. Members of our executive management team and other key members of senior management designated by the Compensation Committee are eligible to participate in the Long Term Incentive Program.

Under the Long Term Incentive Program, executive officers, other than our Chief Executive Officer, were granted options to purchase our common stock at a price per share of $0.54 under our 2004 Equity Incentive Plan to purchase the maximum number of shares that could vest under the stock option if both the revenue and net income performance targets set by the Compensation Committee are achieved at the 150% level. The maximum number of shares is referred to as the Maximum Award. The portion of the stock option in which a participant could potentially vest if 100% of the performance targets are achieved is referred to as the Target Award. The Compensation Committee believes that the achievement of the Target Award is challenging but achievable given ViewSonic's recent financial performance. The Long Term Incentive Program requires the achievement of at least 100% of the performance targets for 2007 as a minimum threshold before any of the shares subject to the stock options vest.

The achievement of the performance targets will be determined by the Compensation Committee after the completion of the 2007 audit for the year ended December 31, 2007. If the minimum thresholds are not achieved, the stock options granted under the Long Term Incentive Program will be automatically cancelled and forfeited in their entirety. If the minimum thresholds are achieved, the portion of the stock option, known as the Eligible Award (or the portion of Maximum Award that has vested and may continue to vest), will be determined by multiplying the Target Award by the percentage of achievement of the performance targets (a range of between 100% to 150% based on the levels achieved against both the performance targets). The Eligible Award will vest 33 1/3% on the date it is determined that the performance targets have been met, 33 1/3% on February 2, 2009 and 33 1/3% on February 2, 2010. In addition, the vesting of the stock option is contingent upon the participant's continued service though the applicable vesting date and is subject to specified change in control and other conditions.

Named executive officer	Title	Target award (100%)	Maximum award (150%)

James A. Morlan(1)	Chief Financial Officer	300,000	450,000
Matthew W. Milne	President, ViewSonic Americas	300,000	450,000
Heng-Chun Ho	President, Global Products and Solutions	300,000	450,000
Jan Jensen	President and Managing Director, ViewSonic Europe	150,000	225,000

(1)
Mr. Morlan resigned as Chief Financial Officer effective as of June 30, 2007.

The target award for each executive officer was determined based upon prior studies of comparable companies by Compensia and Watson Wyatt, our external compensation consultants.

Perquisites

We offer special perquisites based upon local market conditions and competition for executive level personnel. Executives officers may be offered perquisites such as car allowances, company cars, gasoline allowances, housing allowances and personal travel allowances. The perquisites received by each of our named executive officers are presented in the "Summary compensation table" below. In 2006, perquisites were approximately 9% of the aggregate annual compensation of our named executive officers.

Severance and change in control agreements

Since prior to this offering, we were not a publicly-traded corporation and were majority controlled by Mr. Chu and his affiliates, we do not have change-of-control agreements with our executive officers. We have entered into severance arrangements with Messrs. Ho, Jensen, Milne, Morlan and Sanders as described more fully below, with terms that we believe are comparable to similarly situated executive officers at comparable companies; however, we do not have any policy with respect to entering into such arrangements with our executive officers in the future.

Pension plans

We do not offer a ViewSonic funded pension program to our employees or our executive officers. However, we contribute a certain amount for Jan Jensen, our President and Managing Director of ViewSonic Europe, to an international government qualified pension plan of Mr. Jensen's choice. Mr. Jensen has directed us to deposit such amounts with PFA Pension, located in Copenhagen, Denmark. Mr. Jensen is one of our internationally-based executive officers. Please see the "Summary compensation table" below for this amount and the section entitled "Employment agreements" for a description of our agreement with Mr. Jensen.

Indemnification agreements; D&O liability insurance

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance for the benefit of such persons.

Other benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and pension or 401(k) plans, in each case on the same basis as other employees. Our executive officers and employees in Europe and Asia generally have different employee benefit plans than those offered in the United States, typically based on the requirements of their respective countries of domicile.

Executive pay decisions for 2006 and 2007

Base salary

Each of our named executive officers' base salaries in 2006 were increased as follows based on the recommendations from our external compensation consultants, individual performance factors and internal equity. The 2005 and 2006 salary amounts were calculated based on each executive officers' pay rate as of December 31, 2005 and December 31, 2006, respectively.

•
Mr. Chu, our Chief Executive Officer, received a salary increase of 10%, from $300,000 to $330,000;

•
Mr. Morlan's base salary increased 3% on an annualized basis from $267,806 to $275,841. The actual amount earned for 2006 as noted in the "Summary compensation table" below was $266,481 due to a personal leave of absence.

•
Mr. Milne, our President, ViewSonic Americas, received a salary increase of 3%, from $321,678 to $331,329;

•
Mr. Ho, our President, Global Products and Solutions, received a salary increase of 2%, from $261,399 to $265,530; and

•
Mr. Jensen, our President and Managing Director, ViewSonic Europe, received a salary increase of 3%, from $306,270 to $316,385

The foreign currency exchange rates for Messrs. Ho and Jensen's salaries for 2006 are reflected in the "Summary compensation table" below. For 2005, the foreign currency exchange rates of $1 U.S. dollar for 32.13477 Taiwan dollars and $1 U.S. dollar for 0.80713 Euro, based on a 365-day year, were used to calculate Mr. Ho's Taiwanese and Mr. Jensen's Euro denominated compensation above, respectively.

Semi-annual cash incentive payments

For 2006, each executive officer provided a review of his achievements to the Chief Executive Officer who presented the data and his evaluation of each executive officer to the Compensation Committee. The Compensation Committee approved, cash incentive payments under the 2006 Incentive Plan to our named executive officers in the range of 78% to 129% of their target allowable incentive payment, with an average of 108% of their target incentive payment. With respect to the achievement of corporate objectives, the Compensation Committee determined that such goals had been achieved at the 123% level for Messrs. Chu and Morlan, at the 145% level for Mr. Milne, at the 122% level for Mr. Ho, and at the 87% level for Mr. Jensen. The overall incentive levels were as follows: Mr. Chu—110%; Mr. Morlan—109%; Mr. Milne—129%; Mr. Ho—115%; and Mr. Jensen—78%. These incentives were paid in August 2006 and March 2007 and are reflected in the "Summary compensation table" below.

Bonuses

In February 2006, Mr. Ho received a bonus of $55,640 for successfully completing one year of service with us pursuant to the terms of his offer letter, as more fully described under the section entitled "Employment agreements" below. In March 2007, the Compensation Committee awarded Mr. Ho a discretionary bonus of $125,000 upon the recommendation of the Chief Executive Officer due to his efforts in reorganizing our supply chain logistics, which we believe significantly contributed to our improved financial and operating performance in 2006. The foreign currency exchange rates for these bonuses are reflected in the "Summary compensation table" below.

Equity

The Compensation Committee also issued Mr. Ho a stock option to purchase 250,000 shares of our common stock at $0.54 per share for his efforts in reorganizing our supply chain logistics in 2006. The Compensation Committee determined the size of this stock award based on historic and anticipated individual and corporate performance and the retention value of the unvested stock options held by Mr. Ho.

Other than the performance stock options, issued pursuant to the Long Term Incentive Program described above, the Compensation Committee has not awarded any stock options to our named executive officers in 2007.

Perquisites

We offered similar perquisites to our named executive officers in 2006 as we did in 2005. We offer similar benefits, as described in more detail above, to our named executive officers in 2007.

Executive pay decisions for 2007

In May 2007, Mr. Ho, our President, Global Products and Solutions, received a salary increase of 2% from $265,530 to $271,292. Mr. Ho's salary increase calculation uses the foreign currency exchange rates of $1 U.S. dollar for 33.31100 Taiwan dollars as of May 1, 2007. Mr. Ho's base salary is denominated in Taiwan dollars. Please see note 5 to the "Summary compensation table" for the calculation of Mr. Ho's 2006 base salary.

Share ownership guidelines

As prior to this offering, our common stock was not publicly traded we have not adopted any stock ownership guidelines.

Tax and accounting implications

Section 162(m) of the Internal Revenue Code of 1986

Section 162(m) of the Internal Revenue Code of 1986 limits ViewSonic's deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executives in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to ViewSonic's executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote ViewSonic's objectives, the Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant and the Compensation Committee intends to provide future compensation in a manner consistent with ViewSonic's best interests and those of our stockholders.

SFAS No. 123(R)

Effective January 1, 2006, ViewSonic adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "Share-Based Payment," or SFAS 123(R). SFAS 123(R) establishes accounting for stock-based awards issued for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period.

Summary compensation table

The following table provides information regarding the compensation of our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers who earned total compensation greater than $100,000 during 2006. We refer to these executive officers as our "named executive officers."

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)		Total ($)

James Chu Chairman of the Board and Chief Executive Officer	2006	$322,500	$—	—	$364,197	$14,742	(3)	$701,439
James A. Morlan(4) Former Financial Officer	2006	266,481	—	7,380	181,431	14,742	(3)	470,034
Matthew W. Milne President, ViewSonic Americas	2006	328,916	—	16,831	341,739	14,742	(3)	702,228
Heng-Chun Ho President, Global Products and Solutions(5)	2006	264,176	180,640	13,905	213,988	81,642	(6)	754,351
Jan Jensen President and Managing Director, ViewSonic Europe(7)	2006	313,749	—	6,732	155,908	154,843	(8)	631,232

(1)
The dollar amounts in this column represent the compensation expense for the year ended December 31, 2006 of stock option awards granted in and prior to 2006. These amounts have been calculated in accordance with SFAS No. 123(R), using the Black-Scholes model and the assumptions outlined in note 12 of our audited consolidated financial statements included elsewhere in this prospectus. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
The amounts in this column represent total performance-based bonuses earned for services rendered during 2006 under our 2006 Incentive Plan.

(3)
Includes the following: (a) a car allowance of $9,000, (b) a 401(k) match of $5,500 and (c) insurance related benefits of $242.

(4)
Mr. Morlan resigned as Chief Financial Officer effective as of June 30, 2007.

(5)
Mr. Ho's cash compensation for 2006 was paid in Taiwan dollars and U.S. dollars. The foreign currency exchange rate of $1 U.S. dollar for 32.58390 Taiwan dollars, which reflects an average conversion rate for 2006 based on a 365-day year, was used to calculate Mr. Ho's Taiwanese denominated compensation.

(6)
Includes the following: (a) a car allowance of $57,452, (b) a housing allowance of $22,097, (c) a gasoline allowance of $1,841 and (d) life insurance of $252.

(7)
Mr. Jensen's cash compensation for 2006 was paid in British Pounds, Euros, and Danish Krones. The foreign currency exchange rate of $1 U.S. dollar for 0.54344 British Pounds, which reflects an average conversion rate for 2006 based on a 365-day year, was used to calculate Mr. Jensen's British Pound denominated compensation. The foreign currency exchange rate of $1 U.S. dollar for 0.79695 Euro, which reflects an average conversion rate for 2006 based on a 365-day year, was used to calculate Mr. Jensen's Euro denominated compensation. The foreign currency exchange rate of $1 U.S. dollar for 5.9443 Danish Krones, which reflects an average conversion rate for 2006 based on a 365-day year, was used to calculate Mr. Jensen's Danish Krones denominated compensation.

(8)
Includes the following: (a) a car allowance of $25,001, (b) car lease payments of $15,673, (c) a travel allowance of $25,508, (d) a gas allowance $1,708, and (e) $86,953 of contributions to a Denmark qualified pension plan.

Grants of plan-based awards in 2006

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers during the year ended December 31, 2006.

					All other option awards: number of securities underlying options (#)
	Estimated possible payouts under non-equity incentive plan awards
						Exercise or base price of option awards ($/Sh)
							Grant date fair value of option award($)
Name	Threshold ($)(1)	Target ($)(2)	Maximum ($)(3)	Grant date

James Chu	$150,000	$330,000	$660,000	—	—	—	—
James A. Morlan(4)	75,000	166,000	332,000	—	—	—	—
Matthew W. Milne	121,000	265,000	530,000	—	—	—	—
Heng-Chun Ho	85,000	186,000	372,000	12/21/06(5)	250,000	$0.54	$71,375(6)
Jan Jensen	91,000	200,000	400,000	—	—	—	—

(1)
The threshold payments under the 2006 Incentive Plan were set at between 27% and 47% of our named executive officers' base salaries, based on level of experience, role and expected contribution. Please see the "Summary compensation table" above for the amounts our named executive officers earned under 2006 Incentive Plan in 2006.

(2)
The target payments under the 2006 Incentive Plan were set at between 60% and 100% of our named executive officers' base salaries, based on level of experience, role and expected contribution. Please see the "Summary compensation table" above for the amounts our named executive officers earned under the 2006 Incentive Plan in 2006.

(3)
The maximum payments under the 2006 Incentive Plan were set at 200% of each named executive's target award under the 2006 Incentive Plan. Please see the "Summary compensation table" above for the amounts our named executive officers earned under the 2006 Incentive Plan in 2006.

(4)
Mr. Morlan resigned as Chief Financial Officer effective as of June 30, 2007.

(5)
As, prior to this offering, our common stock was not publicly traded, the exercise price of the stock option reflected in the table above is equal to 100% of the fair market value of our common stock on the date of grant, as determined by our Board of Directors. This option was granted under our 2004 Equity Incentive Plan.

(6)
These amounts have been calculated in accordance with SFAS 123(R) using the Black-Scholes model and the assumptions outlined in note 12 of our audited consolidated financial statements included elsewhere in this prospectus.

Outstanding equity awards at December 31, 2006

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2006.

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date

James Chu	—		—		—	—
James A. Morlan(1)	750,000 600,000	(2) (3)	— —		$0.38 0.38	06/18/10 04/30/13
Matthew W. Milne	625,000	(4)	625,000	(4)	0.38	04/14/15
Heng-Chun Ho	500,000 —	(5)	500,000 250,000	(5) (6)	0.38 0.54	04/14/15 12/19/16
Jan Jensen	250,000	(7)	250,000	(7)	0.38	04/14/15

(1)
Mr. Morlan resigned as Chief Financial Officer effective as of June 30, 2007.

(2)
Stock option was granted pursuant to ViewSonic's 1999 Stock Plan on June 19, 2000 and was fully vested as of December 31, 2006.

(3)
Stock option was granted pursuant to ViewSonic's 1999 Stock Plan on May 1, 2003 and was fully vested as of December 31, 2006.

(4)
Stock option was granted pursuant to ViewSonic's 2004 Equity Incentive Plan on April 15, 2005. 1/4th of the shares subject to the stock option vests on April 15, 2005, and 1/4th of the shares subject to the option vest on each anniversary of the vesting commencement date thereafter. Vesting is contingent upon continued service.

(5)
Stock option was granted pursuant to ViewSonic's 2004 Equity Incentive Plan on April 15, 2005. 1/4th of the shares subject to the stock option vests on April 15, 2005, and 1/4th of the shares subject to the option vest on each anniversary of the vesting commencement date thereafter. Vesting is contingent upon continued service.

(6)
Stock option was granted pursuant to ViewSonic's 2004 Equity Incentive Plan on December 21, 2006. 1/4th of the shares subject to the stock option vests on December 21, 2007, and 1/48th of the shares subject to the option vest monthly thereafter. Vesting is contingent upon continued service.

(7)
Stock option was granted pursuant to ViewSonic's 2004 Equity Incentive Plan on April 15, 2005. 1/4th of the shares subject to the stock option vests on April 15, 2005, and 1/4th of the shares subject to the option vest on each anniversary of the vesting commencement date thereafter. Vesting is contingent upon continued service.

Employment agreements

Heng-Chun Ho

We entered into an offer letter with Heng-Chun Ho, our President, Global Products and Solutions, dated January 8, 2005. Under the terms of the offer letter, Mr. Ho received an annualized base salary of NTD 8,400,000 and was entitled to a variable compensation incentive under our incentive compensation plan that is targeted at 50% of his base salary. Mr. Ho was also entitled to a bonus of NTD 1,800,000 if he successfully completed one year of service with us, which was paid in February 2006. Under the offer letter, Mr. Ho is also entitled to a monthly housing allowance of NTD 60,000 as well as a car and driver. Pursuant to the offer letter, Mr. Ho was granted an option to purchase 1,000,000 shares of our common stock on April 15, 2005 at $0.38 per share, the fair market value of our common stock on the date of grant, as determined by our Board of Directors. The stock option vested as to 25% of the shares on the date of grant and the remainder vests on a pro rata basis over 3 years, such that on the third anniversary of the grant date of the option, the shares shall be fully vested.

Jan Jensen

We have entered into employment agreements with Jan Jensen, our President and Managing Director, ViewSonic Europe, dated January 10, 2006, or the Jensen Employment Agreements. The agreements are with each of ViewSonic SARL, ViewSonic Netherlands and ViewSonic Europe Limited. These supersede Mr. Jensen's employment agreement, dated September 3, 2004, or the Prior Jensen Agreement. The separate agreements with each of the subsidiaries denominate the salary payable by each respective subsidiary to Mr. Jensen. Under these agreements, Mr. Jensen was entitled to receive an aggregate annualized base salary of Euro 247,000 and is entitled to a variable compensation incentive that is targeted at Euro 120,000, if Mr. Jensen achieves goals related to the incentive as determined by the Board of Directors. Mr. Jensen is also entitled to a car allowance of either Euro 2,300 per calendar month or an annual automobile lease allowance of Euro 27,600. Under the Jensen Employment Agreements, Mr. Jensen is entitled to receive a contribution equal to 10% of his base salary to be paid into a government qualified pension plan of his choice and for the period that Mr. Jensen holds a Form E101, we have agreed to pay Mr. Jensen the amount saved by us in respect of our contributions under United Kingdom National Insurance which Mr. Jensen has contributed to his government qualified pension plan. In connection with the Prior Jensen Agreement, Mr. Jensen was granted an option to purchase 500,000 shares of our common stock at $0.38 per share, the fair market value of our common stock on the date of grant. The stock option vested as to 25% of the shares on the date of grant and the remainder vests on a pro rata basis over 3 years, such that on the third anniversary of the grant date of the option grant, the shares shall be fully vested.

Severance agreements

Jan Jensen

Pursuant to the Jensen Employment Agreements described above, Mr. Jensen is entitled to six months notice of termination of his employment unless: (1) he is over 65 years of age, (2) he has committed a material or persistent breach of his employment relationship, including, but not limited to, causing us a financial loss, or (3) he has been given three months notice in connection with any illness or disability that has incapacitated him from performing his duties for a period of 180 days or more, in the preceding twelve months.

Assuming Mr. Jensen's employment terminated on December 31, 2006, he would be entitled to benefits with the value set forth in the table below:

Termination of employment
Compensation and benefits	Termination without cause

Salary(1)	$158,192

(1)
Represents six months of salary continuation. This number was calculated by using an average monthly rate of $26,365 based on Mr. Jensen's annual salary of $316,385 for 2006 as noted in the "Base salary" discussion in the "Executive pay decisions for 2006 and 2007" section above.

Heng-Chun Ho

Pursuant to his offer letter described above, in the event of a structural re-organization that substantially affects the responsibilities of his position, Mr. Ho will be provided one month of severance for each full year of service or four months of severance, whichever is greater.

Assuming Mr. Ho's employment terminated on December 31, 2006, he would be entitled to benefits with the value set forth in the table below:

Termination of employment
Compensation and benefits	Termination without cause

Salary(1)	$88,510

(1)
Represents four months of salary continuation. This number was calculated by using an average monthly rate of $22,128 based on Mr. Ho's annual salary of $265,530 for 2006 as noted in the "Base salary" discussion in the "Executive pay decisions for 2006 and 2007" section above.

Matthew W. Milne

We have entered into an employment agreement with Matthew W. Milne, our President, ViewSonic Americas, dated February 22, 2005. If Mr. Milne's employment is terminated by ViewSonic for any reason other than gross misconduct, Mr. Milne shall be entitled to receive at least three months of salary continuation.

Assuming Mr. Milne's employment terminated on December 31, 2006, he would be entitled to benefits with the value set forth in the table below:

Termination of employment
Compensation and benefits	Termination without cause

Salary(1)	$82,832

(1)
Represents three months of salary continuation. This number was calculated by using an average monthly rate of $27,611 based on Mr. Milne's annual salary of $331,329 for 2006 as noted in the "Base salary" discussion in the "Executive pay decisions for 2006 and 2007" section above.

Theodore R. Sanders

We have entered into an offer letter with Theodore R. Sanders, our Chief Financial Officer, dated June 3, 2007. If Mr. Sanders' employment is terminated by ViewSonic involuntarily for any reason other than gross misconduct, he will receive a severance payment equivalent to six months base salary. If the involuntary termination occurs within the first year of employment, all options that would have vested on the first anniversary of the option grant shall be deemed to have vested as of the involuntary termination date.

Assuming Mr. Sanders' employment terminated on December 31, 2007, he would be entitled to benefits with the values set forth in the table below:

Termination of employment
Compensation and benefits	Termination without cause

Salary(1)	$160,002
Stock(2)	$

(1)
Represents six months of salary continuation. This number was calculated by using an average monthly rate of $26,667 based on Mr. Sanders' annual salary of $320,000 for 2007.

(2)
Represents a 25% of the grant of 3,000,000 options vesting on the first anniversary of the grant, calculated using the spread value of the option subject to accelerated vesting assuming a price per share of, $    , the mid-point of the price range listed on the cover page of this prospectus.

James A. Morlan

On March 21, 2007, we entered into a Separation Agreement with James A. Morlan, our Chief Financial Officer, which became effective on March 29, 2007. Under the Separation Agreement, Mr. Morlan agreed to resign as our Chief Financial Officer as of June 8, 2007, unless extended by mutual agreement to the date a new chief financial officer is retained. Mr. Morlan resigned effective as of June 30, 2007, the Transition Date. We agreed to pay Mr. Morlan his existing salary and benefits through the Transition Date and $5,000 for outplacement services on the Transition Date.

Under the Separation Agreement and subject to certain conditions, we agreed to retain Mr. Morlan from the Transition Date through June 30, 2008 in the position of Executive Advisor. Mr. Morlan has agreed to provide services as requested, and will be permitted to serve as an employee or a consultant to a third party, provided the third party is not our competitor and; provided further, Mr. Morlan abides by his continuing confidentiality obligations. From June 30, 2007 through June 30, 2008, Mr. Morlan will be paid an amount equal to six months of his current base salary in equal amounts on our standard payroll dates, subject to standard deductions and withholding, and will be entitled to participate in our employee health insurance and other benefits plans. After June 30, 2008 and subject to certain conditions, Mr. Morlan will be entitled to continue his group health insurance benefits for a period of 36 months under COBRA and Cal-COBRA. We will cover these costs for three months.

Mr. Morlan holds fully-vested stock options to purchase 1,350,000 shares of our common stock. Pursuant to the terms of the stock options, Mr. Morlan has three months following June 30, 2008 to exercise these stock options. Pursuant to the Separation Agreement, in the event Mr. Morlan is unable to exercise such stock options and sell the shares due to a lock-up agreement entered into in the event of a public offering of our common stock, for each full 30-day period during the three-month period during which the such shares are subject to a lock-up agreement, we have agreed to at such time extend the post-termination exercise period by 30 days. This period may not be extended beyond December 31, 2008.

Mr. Morlan was granted a stock option to purchase 450,000 shares of our common stock issued pursuant to our Long Term Incentive Program. Pursuant to the Separation Agreement, only 100,000 shares subject to this option remain outstanding and will vest if we meet or exceed both our revenue and income targets, determined on a pro rata basis, for the first two quarters of the year ended December 31, 2007 under the Long Term Incentive Program. Achievement of the targets will be determined by our Compensation Committee within 30 days following the date on which we file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. Mr. Morlan has waived any further rights under the Long Term Incentive Program. In connection with the Separation Agreement, Mr. Morlan executed a general release of claims and is required under the Separation Agreement to execute a supplemental general release of claims within 21 days of June 30, 2008.

Mr. Morlan resigned as our Chief Financial Officer effective as of June 30, 2007. Pursuant to the Separation Agreement, Mr. Morlan is entitled to benefits with the values set forth in the table below:

Termination of employment
Compensation and benefits	Termination without cause

Salary(1)	$137,921
Health Care Benefits(2)	2,691

(1)
Represents six months of salary continuation which will be paid over twelve months. This number was calculated by using an average monthly rate of $22,987 based on Mr. Morlan's annual salary of $275,841 for 2006 as noted in the "Base salary" discussion in the "Executive pay decisions for 2006 and 2007" section above.

(2)
Represents three months of health insurance benefits under COBRA and Cal-COBRA.

Change in control arrangements

Other than the acceleration of vesting that may occur in connection with a change of control of ViewSonic that applies to all of our employees, including our executive officers, pursuant to options awarded under our equity incentive plans, and pursuant to our Long Term Incentive Program, we do not have any change of control arrangements in place with our executive officers.

Option plans

The vesting of option grants under our 2004 Equity Incentive Plan and our 1999 Stock Plan may accelerate and become immediately exercisable upon a change in control of ViewSonic. Each participant whose service to us continues through the effective date of the change of control and whose option grant is not assumed, continued or substituted with a similar option grant from the acquirer shall have certain number of days before the effective date of the change in control to exercise all or part of their outstanding options under our 2004 Equity Incentive Plan and our 1999 Stock Plan.

2007 Long Term Incentive Program

Pursuant to our Long Term Incentive Program if a change in control occurs before the stock option has fully vested or terminated in its entirety, a portion of the vesting of such stock option will accelerate in connection with a change in control based on the amount of the Eligible Award vested and the number of months of service provided by the named executive officer as of the closing of the change in control.

Director compensation

We compensate our non-employee directors on an annual basis, as follows:

•
Each non-employee director receives a retainer fee of $30,000;

•
The chair of each committee receives a fee of $10,000; and

•
Each other committee member receives a fee of $3,000.

The non-employee members of our Board of Directors are also reimbursed for certain expenses including travel, lodging and other reasonable expenses incurred in attending Board of Directors or committee meetings. Mr. Chu receives no additional consideration in connection with his service as a member of our Board of Directors.

In addition to cash compensation, we also have historically granted stock options to our non-employee directors pursuant to our 2004 Equity Incentive Plan. However, we do not have a policy regarding annual stock option grants to our non-employee directors and no stock options were granted during 2006. Each of our non-employee directors previously received a stock option to purchase 250,000 shares of our common stock upon their appointment to our Board of Directors.

2006 director compensation table

The following table provides information regarding director compensation earned during 2006.

Name	Fees earned or paid in cash	Option awards(1)(2)(3)	Total

Matthew E. Massengill	$39,000	$13,230	$52,230
William J. Miller	43,000	13,230	56,230
Bruce L. Stein	46,000	10,364	56,364
Luc H. Vanhal	46,000	10,364	56,364

(1)
The dollar amounts in this column represent the compensation expense for the year ended December 31, 2006 of stock option awards granted prior to 2006. These amounts have been calculated in accordance with SFAS No. 123(R) using the Black-Scholes model and the assumptions outlined in note 12 of our audited consolidated financial statements included in this prospectus. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
Messrs. Massengill and Miller each hold an aggregate of 250,000 shares of stock options outstanding as of December 31, 2006. Messrs. Stein and Vanhal each hold an aggregate of 300,000 shares of stock options outstanding as of December 31, 2006.

(3)
Messrs. Massengill, Miller, Stein and Vanhal were not granted any options to purchase our common stock in 2006.

Equity benefit plans

1999 Stock Plan

In 1999, our Board of Directors adopted the 1999 Stock Plan and reserved 43,200,000 shares of common stock for issuance under the 1999 Stock Plan. In 1999, our stockholders also approved the 1999 Stock Plan. As of March 31, 2007, 813,711 shares of common stock had been issued upon the exercise of options granted under the 1999 Stock Plan, options to purchase 16,392,053 shares of our common stock were outstanding at an exercise price of $0.38 per share. In March 2005, we repriced all outstanding stock options held by ViewSonic's employees, executive officers and members of the Board of Directors. Upon the adoption of the ViewSonic Corporation 2004 Equity Incentive Plan no further stock options grants were permitted under the 1999 Stock Plan.

Administration.    Our Board of Directors administers the 1999 Stock Plan. Our Board of Directors, however, may delegate this authority to a committee of one or more board members. Our Board of Directors has delegated such authority nonexclusively to our Compensation Committee. The Board of Directors or a committee of the Board has the authority to construe, interpret, amend and modify the 1999 Stock Plan as well as to determine the terms of an option. Our Board of Directors may amend or modify the 1999 Stock Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

Eligibility.    The 1999 Stock Plan permitted us to grant stock options to our employees, directors and consultants. A stock option could have been an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or a nonstatutory stock option. Only nonstatutory stock options were granted under the 1999 Stock Plan.

Stock Option Provisions Generally.    In general, the duration of a stock option granted under the 1999 Stock Plan cannot exceed 10 years. The exercise price of a nonstatutory stock option could not be less than 85% of the fair market value of the common stock on the date of grant. A nonstatutory stock option may be transferred as permitted in an individual stock option agreement. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In addition, our Board of Directors may reprice any outstanding option or, with the permission of the optionholder, may cancel any outstanding option and grant a substitute option.

Effect on Stock Options of Certain Corporate Transactions.    In the event of a change in control of ViewSonic, the options granted under the 1999 Stock Plan may become fully exercisable. Each participant who is not tendered, or does not accept, an option granted by the surviving corporation which substantially preserves the economic rights and benefits of the participant's existing option shall have 7 days before the effective date of the change in control to exercise all or part of his or her option or options outstanding under the 1999 Stock Plan. A change in control, within the meaning of the 1999 Stock Plan, includes:

•
the acquisition of 50% or more of our outstanding shares of common stock;

•
a sale or other disposition of all or substantially all of our assets; or

•
a merger or consolidation with any other entity in which our stockholders immediately preceding such merger or consolidation will not hold a majority of the outstanding capital stock or other equity interests in the surviving entity (whether or not ViewSonic is the surviving entity) immediately after such merger or consolidation.

2004 Equity Incentive Plan

Our Board of Directors adopted and our stockholders approved the 2004 Equity Incentive Plan, or 2004 Incentive Plan, in June 2004. As of March 31, 2007, no shares of common stock had been issued upon the exercise of options granted under the 2004 Incentive Plan, options to purchase 13,649,937 shares of common stock were outstanding at a weighted average exercise price of $0.47 per share and 12,344,299 shares remained available for future grant.

Administration.    Our Board of Directors administers the 2004 Incentive Plan. Our Board of Directors, however, may delegate this authority to a committee of one or more board members. Our Board of Directors has delegated such authority nonexclusively to our Compensation Committee. The Board of Directors or a committee of the Board of Directors has the authority to construe, interpret, amend and modify the 2004 Incentive Plan as well as to determine the terms of an option. Our Board of Directors may amend or modify the 2004 Incentive Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

Eligibility.    The 2004 Incentive Plan permits us to grant stock options to our employees, directors and consultants. A stock option may be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or a nonstatutory stock option.

Stock Option Provisions Generally.    In general, the duration of a stock option granted under the 2004 Incentive Plan cannot exceed 10 years. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a nonstatutory stock option shall be determined by the Board of Directors in its sole discretion. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted in an individual stock option agreement. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In addition, our Board of Directors may reprice any outstanding option or, with the permission of the optionholder, may cancel any outstanding option and grant a substitute option.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

Effect on Stock Options of Certain Corporate Transactions.    If we dissolve or liquidate, then outstanding stock options under the 2004 Incentive Plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options differently in the following situations:

•
a sale of all or substantially all of our assets;

•
a merger or consolidation in which we are not the surviving corporation; or

•
a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event any of the above situations occurs, if the surviving entity determines not to assume or substitute for these stock options, the vesting of stock options held by persons whose service with us or our affiliates has not already terminated will accelerate in full prior to such corporate transaction.

Other Provisions.    If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2004 Incentive Plan.

Compensation committee interlocks and insider participation

During 2006, our Compensation Committee was comprised of Messrs. Massengill, Stein and Vanhal. Mr. Stein is the Chairman of the Compensation Committee. None of our executive officers serves as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee. No interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Certain relationships and related party transactions

Notes payable

As of December 31, 2006 and March 31, 2007, we had outstanding subordinated notes payable to James Chu, our Chairman of the Board and Chief Executive Officer, and Keypoint Investments, L.P., a California limited partnership, of which Mr. Chu and his wife, Lily Chu, are the general partners, in the aggregate principal amount of $43.0 million. The subordinated notes are due on April 12, 2008 and no payments were made against the principal amount in 2005, 2006 or the three months ended March 31, 2007. The interest rate on the subordinated notes was 3.97% per annum for 2004, 2005, 2006 and the three months ended March 31, 2007. Interest expense related to the subordinated notes was $1.7 million for each of the years 2004, 2005 and 2006, respectively and $0.4 million for the three months ended March 31, 2007.

Related party sales

We have entered into non-exclusive distribution agreements with ASI Corp., a privately-held company located in Fremont, California, pursuant to which ASI Corp. distributes a full range of our products. The prices charged to ASI Corp. are consistent with the prices we charge to our other distribution customers. Mr. Chu's sister, Christine Liang and her husband own 100% of the stock of ASI Corporation. Net sales to ASI Corporation were $24.7 million, $22.4 million, $30.2 million and $5.6 million for 2004, 2005, 2006 and the three months ended March 31, 2007, respectively. We had an account receivable balance of $1.5 million, $0.4 million and $1.7 million from ASI Corp. at December 31, 2005 and 2006 and at March 31, 2007, respectively, which are included in other receivables. We believe that the distribution agreements with ASI Corp. were in our best interests and on terms no less favorable to us than could be obtained from unaffiliated third parties.

Investor rights agreement

We, Mr. Chu and certain other stockholders have entered into an agreement, pursuant to which these stockholders had registration rights with respect to their shares of common stock. These registration rights terminated in January 2007.

Employment agreements

Please see "Compensation discussion and analysis—Employment agreements."

Severance agreements

Please see "Compensation discussion and analysis—Severance agreements."

Change in control arrangements

Please see "Compensation discussion and analysis—Change in control arrangements."

Related Party Employment

Tai-Ying Chu, our Vice Chairperson, ViewSonic International Corporation, is the sister of James Chu. Ms. Chu earned total compensation of $94,000, $162,000 and $110,000, including compensation expense associated with stock option awards, during 2004, 2005 and 2006. Ms. Chu's cash compensation was paid in Taiwan dollars and has been translated into U.S. dollars for disclosure purposes.

We believe that the above transactions were in our best interests and on terms no less favorable to us than could be obtained from unaffiliated third parties.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers. The agreements require us to indemnify such individuals for certain liabilities to which they may be subject as a result of their affiliation with us, to the fullest extent permitted by Delaware law.

Related-person transactions policy and procedures

The Audit Committee of the Board of Directors is responsible for review, approval, or ratification of "related-person transactions" between ViewSonic or its subsidiaries and related persons. Under SEC rules, a related person is a director, officer, nominee for director, or 5% stockholder of ViewSonic since the beginning of the last fiscal year and their immediate family members. Related-person transactions are governed by our Worldwide Code of Ethics and our management monitors adherence to this policy. Additionally, each director and executive officer annually delivers to ViewSonic a questionnaire that includes, among other things, a request for information relating to any transactions in which both the director, executive officer, or their respective family members, and ViewSonic participates, and in which the director, executive officer, or such family member, has a material interest. Our Audit Committee reviews all such transactions listed in the questionnaires as well as those that are brought to its attention by management or otherwise. The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

Principal stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2007 and as adjusted to reflect the sale of the common stock in this offering for:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•
each of our named executive officers;

•
each of our directors;

•
all of our executive officers and directors as a group; and

•
each selling stockholder in this offering.

The percentage ownership information shown in the table is based upon 357,894,666 shares of common stock outstanding as of March 31, 2007 and the issuance of             shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters' option to purchase additional shares to cover over-allotments, if any.

Information with respect to beneficial ownership has been furnished by each director, executive officer, selling stockholder or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules require the inclusion of shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before May 30, 2007, which is 60 days after March 31, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is: c/o ViewSonic Corporation, 381 Brea Canyon Road, Walnut, California, 91789.

			Percentage of shares beneficially owned
	Shares that may be acquired within 60 days of March 31, 2007
Name and address of beneficial owner		Number of shares beneficially owned	Before closing	After closing

Directors and named executive officers
James Chu(1)	—	311,969,998	87.2%		%
Matthew E. Massengill	250,000	250,000	*	*
William J. Miller	250,000	250,000	*	*
Bruce L. Stein	300,000	300,000	*	*
Luc H. Vanhal	300,000	300,000	*	*
James A. Morlan(2)	1,350,000	1,350,000	*	*
Matthew W. Milne	937,500	937,500	*	*
Heng-Chun Ho	750,000	750,000	*	*
Jan Jensen	375,000	375,000	*	*
All directors and executive officers as a group (10 persons)	4,773,912	316,743,910	87.3
5% Stockholders
Keypoint Investments, L.P.(3)	—	58,831,542	16.4%		%
Selling stockholders

*
Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)
Includes 58,831,542 shares held by Keypoint Investments, L.P., a California limited partnership. Mr. Chu and his wife, Lily Chu, are general partners of Keypoint Investments, L.P.

(2)
Mr. Morlan resigned as Chief Financial Officer effective as of June 30, 2007.

(3)
Mr. Chu and his wife, Lily Chu, are general partners of Keypoint Investments, L.P.

Description of capital stock

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

Outstanding shares.    Based on 357,894,666 shares of common stock outstanding as of March 31, 2007, which assumes the conversion of all outstanding preferred stock into 3,300,000 shares of common stock upon the closing of this offering, the issuance of             shares of common stock in this offering, and no exercise of outstanding options, there will be             shares of common stock outstanding upon the closing of this offering. As of March 31, 2007, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had 85 record holders of our common stock.

As of March 31, 2007, there were 30,041,990 shares of common stock subject to outstanding options.

Voting rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and preferences.    Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully paid and nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred stock

Upon the closing of this offering, all outstanding shares of preferred stock will have been converted into shares of common stock. Following this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Delaware anti-takeover law and provisions of our amended and restated certificate of incorporation and amended and restated bylaws

Delaware anti-takeover law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and restated certificate of incorporation and amended and restated bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•
permit our Board of Directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•
provide that the authorized number of directors may be changed only by resolution of the board of directors;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
divide our Board of Directors into three classes;

•
require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

•
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•
provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•
provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

NASDAQ Global Market listing

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol "VIEW."

Transfer agent and registrar

The transfer agent and registrar for our common stock is                                                      .
The transfer agent and registrar's address is                                                      .

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of March 31, 2007, upon the closing of this offering,             shares of our common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of stock options. All of the shares sold in this offering will be freely tradable unless held by one of our affiliates. Except as set forth below, the remaining 357,894,666 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•
none of the restricted shares of common stock will be eligible for immediate sale upon the closing of this offering; and

•
all of the restricted shares of common stock will be eligible for sale under Rule 144, Rule 144(k) or were issued pursuant to a Registration Statement on Form S-8 upon expiration of lock-up agreements 180 days after the date of this prospectus, unless the lock-up is otherwise extended.

Rule 144

In general, pursuant to Rule 144 promulgated under the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering; or

•
the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Pursuant to Rule 144(k) promulgated under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 41,950,622 shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus. Substantially all shares qualifying for resale under Rule 144(k) are subject to lock-up agreements as described below and will become eligible for sale at the expiration of those agreements.

Lock-up agreements

We, along with our directors, executive officers and substantially all of our other stockholders and optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, neither we nor they will offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. J.P. Morgan Securities Inc. and Banc of America Securities LLC may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•
during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•
prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the release or the occurrence of the material news or material event.

Equity incentive plans

We filed a registration statement with respect to 42,982,167 shares subject to outstanding options and shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, which is effective. Accordingly, shares registered under this registration statement will be available for sale in the open market following the expiration of the 180-day lock-up arrangements described above, if applicable.

Material U.S. tax consequences for
non-U.S. holders of common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;

•
a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, having a "substantial presence" in the United States, as defined in the Internal Revenue Code of 1986, as amended (the "Code") and applicable U.S. Treasury regulations. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including:

•
U.S. state or local or any non-U.S. tax consequences;

•
the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•
special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities, or partnerships, S corporations and other pass-through entities; and

•
special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment.

The following discussion is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset (generally, property held for investment). Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See the section of this prospectus entitled "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Form W-8BEN certifying your eligibility for the lower treaty rate.

Special certification and other requirements apply to certain non-U.S. holders that are claiming eligibility for a lower treaty rate and that are entities rather than individuals. A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

If the dividend is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment that you maintain in the United States, the dividend will generally be exempt from the U.S. federal withholding tax, provided that you supply us with a properly executed Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on dispositions of common stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•
the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States; in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•
you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; in this case, you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States; or

•
we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in this case, subject to the discussion below, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct, indirect and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding

Information returns will be filed with the U.S. Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Dividends paid to you may be subject to information reporting and U.S. backup withholding. The backup withholding tax rate currently is 28%. You generally will be exempt from such information reporting and backup withholding if you provide a properly executed Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that:

•
is a U.S. person;

•
derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•
is a "controlled foreign corporation" for U.S. tax purposes; or

•
is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by timely filing a refund claim with the U.S. Internal Revenue Service.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Banc of America Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of shares

J.P. Morgan Securities Inc.
Banc of America Securities LLC
Thomas Weisel Partners LLC
Needham & Company, LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to                           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those as which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	No exercise	Full exercise

Per share	$	$
Total to be paid by us	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc. and Banc of America Securities LLC for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of the holders of our outstanding stock and options have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period commencing on the date of such lock-up agreement and ending 180 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Banc of America Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each of these persons and entities has agreed that, without the prior written consent of J.P. Morgan Securities Inc. and Banc of America Securities LLC, it will not, during the 180-day restricted period, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event shall the 180-day restricted period (as may have been extended) extend past the 214th day following the date of the final prospectus. These restrictions shall not apply to (a) exercises of any option or warrant to acquire common stock or conversions of any convertible securities into common stock, provided that any shares of common stock obtained by such exercises or conversion shall remain subject to the terms of the lock-up agreements, (b) sale of any shares of common stock or other securities convertible into common stock acquired in this offering or in open market transactions after the closing of this offering, provided that such sale is not required to be reported, and such party does not voluntarily report such sale, in any public report or filing with the SEC, (c) transfers of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift, (ii) as a transfer by a person to a trust for the direct or indirect benefit of that person or the immediate family of that person, (iii) as a transfer by a person by will or intestate succession to such person's immediate family, or (iv) as a distribution by a partnership to its partners or former partners or by a corporation to its stockholders; provided that in the case of any transfer pursuant to clause (c) each transferee agrees to be bound by the terms of the lock-up agreement and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or voluntarily made in connection with such transfer or distribution (other than a filing on Form 5 made after the expiration of the 180-day restricted period, as may have been extended), (d) the entering into of written trading plans designed to comply with Rule 10b5-1(c) of the Exchange Act by a person who becomes or may become subject to the reporting requirements of Section 16 of the Exchange Act, provided that no sales or other dispositions may occur under such plans during the 180-day restricted period (as may have been extended); or (e) sales of common stock as part of this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol "VIEW."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to investors

European economic area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, the underwriter has not made and will not make an offer of our common stock to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant Implementation Date, make an offer of our common stock to the public in that relevant member state at any time:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•
in any other circumstances which do not require the publication by the issuer of a prospectus as required by Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of our common stock to the public" in relation to any of our common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

The underwriter has not made and will not make an offer of our common stock to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus as required by the Prospectus Rules of the Financial Services Authority. The underwriter has only communicated and will only communicate an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company, and the underwriter has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any offering material relating to our common stock has been or will be submitted to the "Commission des Opérations de Bourse" for approval ("Visa"), in France. The underwriters have not offered or sold and will not offer or sell any of our common stocks or distribute or cause to be distributed any copies of this prospectus or any offering material relating to our common stock, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the "Décret' of December 29, 1989 regulating financial relations between France and foreign countries, or (b) to qualified investors ("investisseurs qualifiés"), and/or a restricted group of investors ("cercle restreint d'investisseurs"), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-l and L. 411-2 of the Monetary and Financial Code and "Décret" no. 98-880 dated October 1, 1998.

Germany

This prospectus is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act of September 9, 1998 and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. The underwriters have not offered or sold and will not offer or sell any of our common stock or distribute copies of this prospectus or any document relating to our common stock, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third parties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and by doing so has not taken, and will not take, any steps which would constitute a public offering of our common stock in Germany.

Italy

The offering of our common stock in Italy has not been registered with the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian securities legislation and, accordingly: (i) our common stock cannot be offered, sold or delivered in the Republic of Italy ("Italy") in a solicitation to the public at large (sollecitazione all'investimento) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of February 24, 1998 (the "Financial Services Act"), nor may any copy of this prospectus or any other document relating to our common stock be distributed in Italy, (ii) our common stock cannot be offered, sold and/or delivered, nor may any copy of this prospectus or any other document relating to our common stock be distributed, either in the primary or in the secondary market, to individuals in Italy, and (iii) sales of our common stock in Italy shall only be: (a) negotiated with "Professional Investors" (operatori qualificati), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of July 1, 1998, as amended ("CONSOB Regulation No. 11522"), (b) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Banking Act, the Financial Services Act, CONSOB Regulation no. 11522 and all the other relevant provisions of Italian law, and (c) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Switzerland

This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering of our common stock has been or will be approved by any Swiss regulatory authority.

Israel

This document does not constitute a prospectus approved by the Israeli Securities Authority. The securities are being offered in Israel solely to investors of the categories listed in the annex to Israeli Securities Law and possibly to a limited number of other investors, in all cases under circumstances that do no constitute an "offering to the public" under Section 15 of the Israeli Securities Law. This document may not be reproduced or used for any other purpose or furnished to any other person other than those to whom copies have been sent.

Nothing in this document should be considered consulting as defined in the Investment Consulting, Investments Marketing and Portfolio Management Law—1995.

Japan

Our common stock has not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

Legal matters

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. The underwriters are being represented by Davis Polk & Wardwell, Menlo Park, California.

Experts

The consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 and the related financial statement schedule included in the prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation in 2005 and the adoption of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment in 2006) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to ViewSonic Corporation and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information and will file proxy statements with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.viewsonic.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
ViewSonic Corporation
Walnut, California

We have audited the accompanying consolidated balance sheets of ViewSonic Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ViewSonic Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statement taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards, No. 123, Accounting for Stock-Based Compensation. In 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

DELOITTE & TOUCHE LLP

Los Angeles, California
March 15, 2007

ViewSonic Corporation and Subsidiaries

Consolidated balance sheets

December 31, 2006 and 2005

(in thousands, except share data and par value)	2006	2005

Assets
Current assets:
Cash and cash equivalents	$69,079	$93,998
Trade receivables, net	277,162	145,982
Other receivables	7,213	7,013
Inventories	194,049	155,389
Deferred income taxes	7,734	3,194
Prepaids and other current assets	3,670	2,736
Income taxes receivable	152	761
Current assets of discontinued operations	—	195

Total current assets	559,059	409,268
Property, plant and equipment, net	14,445	12,929
Long-term investments	237	2,676
Goodwill	1,347	1,347
Other assets, net	3,549	6,505

Total assets	$578,637	$432,725

Liabilities and stockholders' equity
Current liabilities:
Bank borrowings	$307	$4,852
Account payable	388,554	266,867
Accrued promotional expenses	25,852	22,663
Accrued warranty expense	24,455	21,350
Other accrued expenses	32,446	20,614
Current liabilities of discontinued operations	—	195

Total current liabilities	471,614	336,541
Subordinated notes payable—related party	43,000	43,000
Convertible mandatorily redeemable preferred stock	—	14,952
Stockholders' equity:
Common stock, $.01 par value 600,000,000 shares authorized; 354,594,666 and 353,974,268 shares issued as of December 31, 2006 and 2005, respectively	3,546	3,540
Preferred stock, $.001 par value 22,800,000 shares authorized; 3,300,000 and 0 shares issued as of December 31, 2006 and 2005, respectively	3	—
Additional paid-in capital	94,181	93,716
Accumulated deficit	(31,468)	(55,611)
Accumulated other comprehensive loss	(2,239)	(3,413)

Total stockholders' equity	64,023	38,232

Total liabilities and stockholders' equity	$578,637	$432,725

The accompanying notes are an integral part of these consolidated financial statements.

ViewSonic Corporation and Subsidiaries

Consolidated statements of operations

years ended December 31, 2006, 2005 and 2004

(in thousands, except per share data)	2006	2005	2004

Net sales	$1,589,090	$1,200,190	$1,104,333
Cost of sales	1,444,905	1,085,011	1,003,960

Gross profit	144,185	115,179	100,373
Selling, general and administrative expenses	120,606	105,349	117,338

Income (loss) from operations	23,579	9,830	(16,965)
Other income (expense):
Interest (expense) income, net	(198)	287	(1,291)
Other income (expense), net	3,764	(4,266)	2,542

Total other income (expense), net	3,566	(3,979)	1,251

Income (loss) from continuing operations before income taxes	27,145	5,851	(15,714)
Provision (benefit) for income taxes	2,954	14,659	(3,293)

Income (loss) from continuing operations	24,191	(8,808)	(12,421)
Loss from discontinued operations	—	—	(5,989)
Net gain on disposal of discontinued operations, net of tax	—	475	2,153

Net income (loss)	24,191	(8,333)	(16,257)

Preferred stock accretion	(48)	(1,524)	(1,372)

Net income (loss) available to common stockholders	$24,143	$(9,857)	$(17,629)

Basic earnings (loss) per share:
Continuing operations	$0.07	$(0.03)	$(0.04)
Discontinued operations	—	—	(0.02)
Gain on disposal of discontinued operations	—	—	0.01

Total basic earnings (loss) per share	$0.07	$(0.03)	$(0.05)

Diluted earnings (loss) per share
Continued operations	$0.07	$(0.03)	$(0.04)
Discontinued operations	—	—	(0.02)
Gain on disposal of discontinued operations	—	—	0.01

Total diluted earnings (loss) per share	$0.07	$(0.03)	$(0.05)

Basic weighted average shares outstanding	354,279	353,969	353,917

Diluted weighted average shares outstanding	360,432	353,969	353,917

The accompanying notes are an integral part of these consolidated financial statements.

ViewSonic Corporation and Subsidiaries
Consolidated statements of stockholders' equity
Years ended December 31, 2006, 2005 and 2004

	Common Stock		Preferred Stock
					Additional Paid-In Capital		Other Comprehensive Loss
						Accumulated Deficit			Comprehensive Income (Loss)
(In thousands)	Shares	Amount	Shares	Amount				Total

Balance—January 1, 2004	353,898	$3,539	—	$—	$92,105	$(28,125)	$(2,812)	$64,707
Comprehensive loss:
Net loss						(16,257)		(16,257)	$(16,257)
Other comprehensive income (loss), net of tax:
Foreign currency translation							706	706	706
Unrealized (loss) on investments, less realized gains							(862)	(862)	(862)

Comprehensive loss									$(16,413)

Preferred stock accretion						(1,372)		(1,372)
Issuance of common stock	77	1			44			45
Rescission of common stock	(15)							—

Balance—December 31, 2004	353,960	3,540	—	—	92,149	(45,754)	(2,968)	46,967
Comprehensive loss:
Net loss						(8,333)		(8,333)	$ (8,333)
Other comprehensive income (loss), net of tax:
Foreign currency translation							178	178	178
Unrealized (loss) on investments, less realized gains							(623)	(623)	(623)

Comprehensive loss									$ (8,778)

Preferred stock accretion						(1,524)		(1,524)
Issuance of common stock	15	—			11			11
Stock-based compensation expense					1,556			1,556

Balance—December 31, 2005	353,975	3,540	—	—	93,716	(55,611)	(3,413)	38,232
Comprehensive loss:
Net income						24,191		24,191	$ 24,191
Other comprehensive income (loss), net of tax:
Foreign currency translation							499	499	499
Reclassification of unrealized losses to earnings							675	675	675

Comprehensive income									$ 25,365

Preferred stock accretion						(48)		(48)
Issuance of common stock	620	6			230			236
Issuance of preferred stock			3,300	3	30			33
Stock-based compensation expense					205			205

Balance—December 31, 2006	354,595	$3,546	3,300	$ 3	$94,181	$(31,468)	$(2,239)	$64,023

The accompanying notes are an integral part of these consolidated financial statements.

ViewSonic Corporation and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2006, 2005 and 2004

	Year Ended December 31,
(in thousands)	2006	2005	2004

Cash flows from operating activities
Net income (loss)	$24,191	$(8,333)	$(16,257)
Gain (loss) on discontinued operations	—	475	(3,836)

Income (loss) from continuing operations	24,191	(8,808)	(12,421)
Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) provided by operating activities:
Depreciation and amortization	2,771	3,107	3,555
Loss on disposal of property, plant and equipment	4	22	75
Provision for doubtful accounts	511	603	(257)
Net loss on sale and impairment of long-term investments	1,981	190	2,773
Deferred income taxes	(2,790)	12,481	(3,235)
Stock-based compensation expense	205	1,556	—
Changes in operating assets and liabilities:
Trade receivables	(130,853)	6,094	(22,215)
Other receivables	(123)	316	(1,858)
Inventories	(38,153)	(7,263)	(22,567)
Prepaids and other current assets	(854)	296	1,112
Accounts payable	120,363	(14,434)	47,516
Accrued promotional and other expenses	12,499	(8,356)	16,540
Accrued warranty expense	3,078	4,005	2,833
Income taxes payable/receivable	2,536	1,861	(2,073)

Net cash (used in) provided by operating activities	(4,634)	(8,330)	9,778

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	42	38	—
Purchase of property, plant and equipment	(1,292)	(1,282)	(2,981)
Proceeds from sale of long-term investments	1,600	3,168	2,716
Proceeds from sales of short-term investments	15,152	43,425	15,477
Purchase of short-term investments	(15,213)	(41,183)	(14,058)
Change in other assets	(1,769)	(2,938)	—

Net cash (used in) provided by investing activities	(1,480)	1,228	1,154

Cash flows from financing activities
Net payments on bank borrowings	(4,595)	1,424	2,054
Proceeds from issuance of common stock	236	11	45
Proceeds from issuance of preferred stock	33	—	—
Redemption of preferred stock	(15,000)	—	—

Net cash (used in) provided by financing activities	(19,326)	1,435	2,099

Cash flow from discontinued operations
Cash flow from operating activities	—	(1,324)	935
Cash flow from investing activities	—	40	4,687
Cash flow from financing activities	—	—	(4,867)

Net cash (used in) provided by discontinued operations	—	(1,284)	755
Effect of exchange rate changes on cash and cash equivalents	521	452	(117)

Net (decrease) increase in cash and cash equivalents	(24,919)	(6,499)	13,669
Cash and cash equivalents at beginning of period	93,998	100,497	86,828

Cash and cash equivalents at end of period	$69,079	$93,998	$100,497

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$2,377	$2,097	$2,234

Income taxes, net of refunds	$3,718	$2,362	$2,365

Supplemental disclosure of non-cash investing activity:

    In 2006, non-cash activity included the reclassification of a $3.0 million deposit on a building made in 2005 from other assets to property, plant and equipment.

    In 2005 and 2004, non-cash activities included unrealized holding losses on available for sale investments of $0.2 million and $2.2 million, net of taxes of $0.1 million and $0.6 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

ViewSonic Corporation and Subsidiaries

Notes to consolidated financial statements

Years ended December 31, 2006, 2005 and 2004

1. Organization and business

 ViewSonic Corporation, a Delaware corporation, and subsidiaries (the "Company"), was incorporated in 1987. The Company is a leading global provider of visual display products which develops, markets and supports a broad range of innovative products including liquid crystal display, or LCD monitors, LCD TVs, projectors, digital signage displays and other display products.

Headquartered in Walnut, California, the Company has subsidiaries with operations in the United States, Taiwan, China, Singapore, Hong Kong, Australia, the United Kingdom, France and Germany.

2. Summary of significant accounting policies

 Principles of consolidation—The Company's consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and elimination of all significant intercompany accounts and transactions.

Use of estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents—Cash and cash equivalents include currency on hand and time deposits with original maturities of less than three months.

Trade receivables, net—Trade receivables, net include an allowance for doubtful accounts of approximately $5.3 million, $5.0 million and $5.3 million as of December 31, 2006, 2005 and 2004, respectively. The allowance amount is determined by specific review of the receivable aging balances.

Other receivables—This balance includes related party receivables (see Note 9) and other receivables.

Inventories—Inventories consist primarily of finished goods and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting. The Company writes down its inventory for estimated lower of cost or market which is equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. Other factors influencing these write downs include rapid technological changes, product life cycle and product pricing. The Company evaluates its inventory on a monthly basis and makes necessary adjustments. Inventory write-downs totaled $14.0 million, $11.5 million and $9.8 million in 2006, 2005 and 2004, respectively.

Property, plant and equipment, net—Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is over the lesser of the lease term or useful life of the improvement.

The Company's property, plant and equipment are recorded at cost and include significant expenditures that increase the asset lives. Ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the recorded cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Long-term investments—The Company's long-term investments include both publicly traded and privately held companies. None of the Company's investments represent ownership of more than 20% in the various companies. For the Company's publicly traded investments, the Company follows Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, or SFAS No. 115, and accounts for such investments as available for sale. Unrealized holding gains/losses are recorded in other comprehensive income/loss, net of tax. Any realized gains/losses are recorded in other income/expense and cost is determined by specific identification. The Company accounts for its privately held company investments under the cost method. When events dictate, the Company performs an impairment analysis to determine whether the loss, if any, is other than temporary. Private and public securities investment impairments totaled $1.7 million, $1.8 million and $4.3 million in 2006, 2005 and 2004, respectively. In determining if impairment exists, the Company's impairment policy is to consider the latest actual financial operating results, and review projections on a discounted cash flow model, if available.

Income taxes—Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the difference are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets in accordance with SFAS No. 109, Accounting for Income Taxes.

Pursuant to Accounting Principles Board Opinion No. 23, Accounting for Income Taxes-Special Areas, ("APB 23"), the Company does not provide for income tax on the undistributed earnings associated with the non-U.S. operations. In the event some or all of the earnings were distributed to the Company, some portion of the distribution would be subject to both U.S.

income taxes and foreign withholding taxes. However, foreign tax credits may become available to reduce or eliminate the U.S. income tax liability.

Promotional pricing incentives from vendors—The Company receives promotional pricing incentives from several of its product vendors. The amount of the pricing incentives is based on the market competition and the quantity of historical purchases of these components from such vendors. The Company records the reimbursement from its vendors for these promotional pricing incentives when the Company is released of its legal liability. Promotional pricing incentives from its vendors totaled $7.5 million, $6.4 million and $3.9 million in 2006, 2005 and 2004, respectively, and are recorded as a reduction to cost of the related inventory.

Patent litigation expenses—There are certain claims against the Company that are related to patent infringement cases. The Company accrues for these claims whenever it determines an unfavorable outcome is probable and the liability is reasonably estimable. The amount of the accrual is estimated based on a review of each individual claim, including the type and facts of the claim and an assessment of the claim's merits.

Revenue recognition, warranty and promotions—Revenues are recognized when risk of loss is transferred, persuasive evidence of an arrangement exists, the price is fixed or readily determinable, and collectability is probable. The Company extends rights of return to its customers, which are accrued for based on estimated future returns determined by using estimates and historical experience. The Company offers promotions such as rebates, price protection and other incentives to customers in the normal course of business. Accruals for these promotions are provided for based on estimates and historical experience. Returns and promotions are charged against gross sales and were $130.4 million, $96.3 million and $126.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company also provides warranty programs worldwide, and each program is based on the specific products and geographic locations. Accruals are provided for such estimated future costs at the time the product is sold, and such amounts are based upon historical experience (see Note 14).

The Company occasionally requests that its contract manufacturers ship finished goods directly to its customers. However, the Company's primary business practice is to have finished goods delivered from its contract manufacturers directly to the Company's regional warehouses, where it is stored for eventual shipment to its customers. For vendor drop shipment sales, the Company retains title to the shipment from the time it leaves the contract manufacturer's port of choice, until the time title passes to the customer. The Company's vendor drop shipment revenue was $168.9 million, $101.8 million and $19.6 million in 2006, 2005, and 2004, respectively.

Advertising—Advertising costs, which include cooperative advertising, media advertising and production costs, are recorded as selling, general and administrative expenses in the period in which the advertising takes place. Advertising costs were $31.1 million, $23.7 million and $27.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Research and development—Research and development expenses are recorded as selling, general and administrative expenses and were $0.9 million, $1.1 million and $1.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Other income, net—Other income, net consists primarily of realized investment gains (losses), foreign currency transaction gains (losses) and other miscellaneous income. See Note 4 for realized investment gains (losses), and for transaction gains (losses), see below for more information.

Foreign currency translation and transaction gain (loss)—The assets and liabilities of subsidiaries whose functional currency is other than the U.S. dollar are translated at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of such subsidiaries are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of stockholders' equity.

The Company had a net transaction gain of $5.2 million for the year ended December 31, 2006, a net transaction loss of $4.7 million for 2005 and a net transaction gain of $5.3 million for 2004.

Stock-based compensation—On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("SFAS 123R"), which revises Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), supersedes APB No. 25, Accounting for Stock Issued to Employees ("APB 25") and amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows ("SFAS 95"). Under SFAS 123R, the fair value of stock-based awards to employees must be estimated at the date of grant using an option pricing model and recognized as expense over the requisite service period for those awards that are ultimately expected to vest. Prior to the adoption of SFAS 123R, the Company accounted for its stock-based awards under the provisions of SFAS 123 beginning in the second quarter of 2005 using the minimum value method to determine the fair value of its stock options. Prior to the second quarter of 2005, the Company accounted for its stock-based awards under the recognition and measurement principles of APB 25 and the disclosure only provisions of SFAS 123.

The Company adopted SFAS 123R using the prospective method. Under the prospective method, prior periods are not revised for comparative purposes. Non-public companies that previously applied SFAS 123 using the minimum value method would continue to account for unvested stock options outstanding at the date of adoption in the same manner as they had been accounted for prior to adoption. All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R.

In the second quarter of 2005, the Company adopted the fair value based method of accounting for stock-based compensation in accordance with the expense recognition provisions of SFAS 123 using the modified prospective method. Stock-based compensation expense for the year ended December 31, 2005 was $1.6 million and was estimated using the minimum value method as permitted under SFAS 123 to determine the fair value of stock options. Of this amount, $1.1 million related to the repricing of all outstanding stock options held by the Company's employees, executive officers and members of the Board of Directors of record on March 2, 2005. There was no stock-based compensation expense recognized during the three months ended March 31, 2005 as the Company accounted for its employee stock option plans under the recognition and measurement principles of APB 25 and the disclosure only provisions of SFAS 123. Because the Company has historically granted at-the-money stock options with no intrinsic value on the date of grant, no compensation expense was recognized for stock options prior to the second quarter of 2005.

On May 9, 2005, the Company re-priced all outstanding stock options held by its employees, executive officers and members of the Board of Directors of record on March 2, 2005. As a result, the exercise price of the Company's outstanding stock options subject to the re-pricing was lowered to $0.38 per share, the estimated fair value on that date, resulting in stock option expense of $1.1 million. The re-pricing was implemented in order to realign the cash and equity components of the Company's compensation programs for employees, executive officers and directors.

Foreign component suppliers and assemblers and regulations—A significant number of products distributed by the Company are manufactured in China, Taiwan and Thailand. The purchase of goods manufactured in foreign countries is subject to a number of risks, including economic disruptions, transportation delays and interruptions, foreign exchange rate fluctuations, imposition of tariffs, import and export controls, and changes in governmental policies, any of which could have a material effect on the Company's business, results of operations and financial condition. While the Company does not believe that any of these factors impact its business significantly at present, there can be no assurance that these factors will not have a material effect on the Company in the future. Any significant disruption in the delivery of merchandise from the Company's component suppliers, substantially all of whom are foreign, would also have a material impact on the Company's business, results of operations and financial condition. Currently, the majority of purchases are made in U.S. dollars.

Fair value of financial instruments—The Company's financial instruments recorded on the consolidated balance sheets include cash and cash equivalents, trade receivables, net, other receivables, accounts payable, bank borrowings, subordinated notes payable and convertible mandatorily redeemable preferred stock. Management believes that the recorded value of such financial instruments is a reasonable estimate of their fair value, except for the fair value of subordinated notes payable, which, due to its related party nature, is not determinable.

Concentration of credit risk and major customers and suppliers—Trade receivables, net are unsecured, and the Company is at risk to the extent such amounts become uncollectible. The Company performs credit evaluations of each of its customers and maintains allowances for potential credit losses as needed.

Sales to certain customers generated over 10% of the Company's total consolidated net sales. Sales to Ingram Micro Inc. for the years ended December 31, 2006, 2005 and 2004 were 11%, 11% and 14%, respectively, of the Company's total consolidated net sales. Sales to Tech Data Corporation for the years ended December 31, 2005 and 2004 were 10% and 13%, respectively, of the Company's total consolidated net sales. At December 31, 2006 and 2005, Ingram Micro Inc. accounted for 11% and 13%, respectively, of the Company's total trade receivables, net. At December 31, 2005, Tech Data Corporation accounted for 5% of the Company's total trade receivables, net.

Five suppliers accounted for 60% of total purchases for the year ended December 31, 2006 and 53% of accounts payable at December 31, 2006. For the year ended December 31, 2005, four suppliers accounted for 47% of total purchases and 64% of accounts payable at December 31, 2005. For the year ended December 31, 2004, four suppliers accounted for 53% of total purchases.

Derivatives—The Company did not hold any derivatives during 2006. On June 2, 2005, the Company entered into a foreign currency option contract to minimize the impact of foreign currency fluctuations on its business in Europe. The foreign currency option contract allowed the Company to sell 2.0 million Euros per month for an eight to twelve month term ending on June 28, 2006 at specific rates based on the spot rate in the market. This contract was not accounted for as a hedge under the SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Pursuant to the terms of the contract, the foreign currency option was terminated on November 7, 2005. Gains related to the foreign currency options were $0.7 million in 2005 and were recorded as part of other income (expense), net.

New accounting pronouncements—In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits, but does not require, companies to report at fair value the majority of recognized financial assets, financial liabilities and firm commitments. Under this standard, unrealized gains and losses on items for which the fair value option is elected are reported in earnings at each subsequent reporting date. The Company is currently assessing the effect SFAS 159 may have, if any, on its consolidated financial statements when adopted on January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 will be effective for the Company beginning January 1, 2008. The Company is in the process of determining the effect, if any, this statement will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which provides guidance for quantifying financial statement misstatements. The Company adopted the provisions of SAB 108 in 2006. The adoption did not have a material effect on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN 48 will be effective for the Company on January 1, 2007, and will require adjustment to the opening balance of retained earnings (or other components of shareholders' equity in the statement of financial position) for the cumulative effect of the difference in the net amount of assets and liabilities for all open tax positions at the effective date. The Company is currently in the process of determining the effect, if any, FIN 48 will have on its financial statements.

3. Property, plant and equipment

 Property, plant and equipment, net consist of the following at December 31 (in thousands):

	Useful lives	2006	2005

Land		$4,458	$4,426
Building	30 years	8,556	5,437
Office equipment	3-5 years	22,237	21,595
Furniture and fixtures	4-5 years	5,125	5,086
Leasehold improvements	5-15 years	5,792	5,585
Construction in progress		0	27

		46,168	42,156
Accumulated depreciation and amortization		(31,723)	(29,227)

		$14,445	$12,929

The total depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 was approximately $2.8 million, $3.1 million and $3.6 million, respectively.

4. Long-term investments

 The Company's investment activity in other comprehensive income, net of tax, is as follows at December 31 (in thousands):

	2006	2005	2004

Beginning balance—unrealized (loss) gain	$(675)	$(52)	$810
Unrealized holding losses	—	(156)	(2,159)
Reclassification for realized losses (gains)	675	(467)	1,297

Ending balance—unrealized loss	$—	$(675)	$(52)

The Company's long-term investments are summarized as follows at December 31 (in thousands):

	2006		2005
	Market/ carrying value	Realized loss	Market/ carrying value	Realized gain (loss)

Private securities—at cost	$110	$—	$110	$(797)
Available-for-sale equity securities—public	127	(2,066)	2,566	776

	$237	$(2,066)	$2,676	$(21)

	2005
	Market/ carrying value	Unrealized holding gain (loss)

Available-for-sale equity securities—unrealized gains	$831	$62
Available-for-sale equity securities—unrealized (losses)	1,735	(1,188)

	$2,566	$(1,126)

There were no unrealized holding gains or losses recorded on the consolidated balance sheet as of December 31, 2006 as the Company determined that its unrealized holding losses related to its available-for-sale investments were other-than-temporary based on its evaluation of available evidence as of December 31, 2006. As a result, the Company recognized an impairment of $1.7 million during 2006 which is included in other income (expense), net, in its consolidated statement of operations.

5. Bank borrowings

 In the United States, the Company has a $60.0 million credit line that expires in March 2008. Advances bear interest at the prime rate plus 0.50% (8.75% and 7.75% at December 31, 2006 and 2005, respectively) with interest payable monthly. As of December 31, 2006 and 2005, there was no outstanding balance on the line-of-credit. All advances under the agreement are collateralized by substantially all of the assets of ViewSonic Americas. Under the agreement the Company is subject to various restrictive covenants, which, among other things, prevents the Company from declaring or paying dividends except in certain circumstances, limit capital expenditures and executive compensation and requires the Company to maintain a minimum earnings before interest, taxes, depreciation and amortization amount. The Company may be unable to extend this credit facility or find a replacement facility on substantially similar terms.

In Europe, the Company has a $20.0 million line-of-credit facility with a financial institution. This line-of-credit is secured by trade receivables and inventory of ViewSonic Europe Limited. Advances bear interest at LIBOR plus a margin (7.58% and 6.39% as of December 31, 2006 and 2005, respectively). There were no outstanding borrowings against this facility as of December 31, 2006 and 2005.

Certain of the Company's other international subsidiaries also have line-of-credit facilities with various financial institutions that are secured by certain of their assets. These credit facilities allow cash advances, letters of credit and bank guarantees. The aggregate borrowing limit was $23.7 million and $23.4 million at December 31, 2006 and 2005, respectively. These lines of credit had a weighted average interest rate of 7.23% and 6.37% at December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, there were outstanding cash advances of $0.3 million and $4.9 million, respectively.

As of December 31, 2006, the Company was in compliance with the covenants of all its borrowing arrangements.

6. Income taxes

 The provision (benefit) for income taxes consists of the following for the years ended December 31 (in thousands):

	2006	2005	2004

Current:
Federal	$2,829	$(582)	$(92)
State	127	377	(83)
Foreign	2,788	2,383	117

Total current	5,744	2,178	(58)
Deferred:
Federal	(2,318)	9,906	(2,131)
State	0	2,972	(310)
Foreign	(472)	(397)	(794)

Total deferred	(2,790)	12,481	(3,235)

	$2,954	$14,659	$(3,293)

The components of deferred tax assets (liabilities) are as follows at December 31 (in thousands):

	2006	2005

Deferred tax assets
Current:
Accounts receivable, inventory, and warranty allowances	$8,622	$8,129
Accruals	3,230	1,842
State taxes	69	21
Unrealized foreign exchange gains	(92)	(204)
Other	688	214

Subtotal	12,517	10,002
Valuation allowance	(4,783)	(6,808)

Total current	7,734	3,194

Non-current:
Net operating loss carry-forwards	255	7,180
Depreciation and amortization	1,649	1,328
Foreign tax credit carry-forwards	3,280	2,472
Unrealized loss on securities	654	1,081
Other	213	219

Subtotal	6,051	12,280
Valuation allowance	(6,051)	(10,470)

Total non-current	—	1,810

Net deferred tax assets	$7,734	$5,004

The net deferred tax assets are reflected on the December 31, 2006 and 2005 consolidated balance sheets as a separately stated current asset of $7.7 million and $3.2 million, respectively, and a non-current asset (included within other assets) of $0 and $1.8 million, respectively.

During the second quarter of 2005, the Company recorded a $13.7 million valuation allowance against net deferred income tax assets in the United States. The valuation allowance was calculated pursuant to SFAS 109, which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. Such evidence includes the Company's past and projected future performance, the market environment in which the Company operates, the utilization of past tax credits and the length of the carry-back and carry-forward periods of net operating losses. In determining that a valuation allowance was required, the Company placed added weight on the operating results of the past three years including 2005. In 2006, the Company reversed $1.1 million and $2.3 million of valuation allowances related to the its Asia-Pacific and Americas regions, respectively. In addition, the Company did not provide for U.S. income taxes on pre-tax income of $9.8 million for its Americas region due to the utilization of deferred tax assets which were previously subject to a full valuation allowance. As of December 31, 2006, the Company had $10.8 million of valuation allowances against its deferred income tax assets in the U.S. and the U.K., of which $10.3 million was against domestic net deferred income tax assets. The Company intends to maintain a valuation allowance until sufficient positive evidence, as contemplated by SFAS 109, exists in future periods to support its reversal.

The Company had net operating loss carry-forwards in various states totaling $1.0 million at December 31, 2006, which resulted in deferred tax assets of $0.1 million. These net operating loss carry-forwards begin to expire in 2010. In addition, the Company had approximately $0.2 million of non-U.S. net operating loss carry-forwards at December 31, 2006. The majority of the non-U.S. net operating loss carry-forwards relate to operations of subsidiaries in countries permitting indefinite carry-forward of losses. As discussed above, a valuation allowance has been provided against the net operating loss carry-forwards and other deferred income tax assets.

Income (loss) before taxes attributable to foreign operations was $11.3 million, $5.5 million and $(4.5) million for the years ended December 31, 2006, 2005 and 2004, respectively.

A reconciliation of the Company's provision (benefit) for income taxes to the U.S. federal statutory rate is as follows for the years ended December 31 (in thousands):

	2006 amount	%	2005 amount	%	2004 amount	%

Provision (benefit) for income taxes at statutory rate	$9,501	35.0%	$2,047	35.0%	$(5,500)	(35.0)%
Nondeductible items	104	0.4	381	6.5	222	1.4
Change in valuation allowance	(6,444)	(23.7)	13,582	232.1	673	4.3
State taxes—net of federal benefit	127	0.5	245	4.2	(256)	(1.6)
Permanent and other items, including foreign income taxed at different rates	(334)	(1.3)	(1,596)	(27.3)	1,568	10.0

	$2,954	10.9%	$14,659	250.5%	$(3,293)	(20.9)%

7. Convertible mandatorily redeemable preferred stock

 On January 10, 2002, the Company entered into a Series B Preferred Stock Exchange and Warrant Purchase Agreement (the "Exchange Agreement") with Intel. Under the Exchange Agreement, Intel paid an additional $5.0 million, bringing the total cash paid to $15.0 million. The exchange was made for the 3.7 million shares of Series A Preferred Stock originally issued to Intel and related warrants. As consideration for the exchange, the Company issued 7.5 million shares of Series B mandatorily redeemable convertible preferred stock, par value of $.001 per share (the "Series B Stock") to Intel. Each share of Series B Stock was convertible into one share of common stock or redeemable for cash for $2.00 per share on January 10, 2006. In connection with such issuance, the Company granted to Intel 3.3 million Interest Warrants and 7.5 million Valuation Warrants to purchase Series C Preferred Stock (par value of $.001 per share). The Interest Warrants vested on January 10, 2006, have an exercise price of $.01 per share and 3.3 million shares were exercised on July 7, 2006. The Valuation Warrants were immediately vested, have an exercise price of $2.00 per share and 7.5 million expired on July 10, 2006. The Company accreted the value of the Series B Stock from its initial value of $9.8 million to the redemption price of $15.0 million. Such accretion totaled $48,000, $1.5 million, and $1.4 million for the years ended December 31, 2006, 2005, and 2004, respectively. On January 10, 2006, the Company redeemed its outstanding Series B Stock for $15.0 million, representing the full redemption price for such Series B Stock.

Intel was entitled to dividends payable when and if declared by the Board. The dividends would be cumulative and would be paid prior to payment of any dividend with respect to the common stock. No dividends were declared for the years ended December 31, 2006, 2005, and 2004, respectively.

The Series C preferred stock (the "Series C Stock") is convertible into the Company's common stock at any time on a one-to-one ratio based upon a conversion price initially set at $2.00 per share. The conversion ratio may be adjusted upon the issuance of additional shares of common stock at an issue price that is less than the initial $2.00 conversion price of the Series C Stock, subject to certain exceptions. The Series C Stock shall automatically convert into the Company's common stock upon the occurrence of certain events including an initial public offering under certain restrictions, or a majority vote by the holders of Series C Stock. Each holder of the Series C Stock is entitled to voting rights under applicable law. In addition, the Company's certificates of incorporation possess certain protective provisions which require the consent of the holders of Series C Stock. The holders of Series C Stock are entitled to receive dividends, when and if declared by the Board of Directors. Such dividends will be non-cumulative. No dividends will be payable on the Company's common stock unless equal or greater dividends have been declared and paid to the holders of the Series C Stock. The Series C Stock has a liquidation preference of $2.60 per share, plus any declared and unpaid dividends. Upon a liquidation, dissolution or winding up of the Company, the holders of the Company's common stock and Series C Stock shall participate in the remaining assets of the Company on a pro rata basis.

On December 7, 2006, the Company filed its Fourth Amended and Restated Certificate of Incorporation (the "Restated Charter") with the Secretary of State of the State of Delaware to amend and restate the Company's Third Amended and Restated Certificate of Incorporation in its entirety to, among other things, (i) decrease the authorized number of shares of the Company's capital stock from 650.0 million to 622.8 million; (ii) decrease the number of authorized shares of the Company's preferred stock from 50.0 million to 22.8 million; (iii) decrease the number of shares designated as Series B preferred stock from 12.5 million to zero and eliminate all references to the Company's Series B Preferred Stock; (iv) decrease the number of shares designated as Series C Stock from 18.0 million to 3.3 million; and (v) remove the "Redemption" section set forth in Article IV(D)(8). The Restated Charter was approved by the Board of Directors of the Company on September 22, 2006 and then approved by the Company's stockholders in an action by written consent as of December 6, 2006.

8. Stockholders' equity

 A portion of the Company's retained earnings is restricted based on certain regulations governing a subsidiary in Taiwan. The total amount of restricted retained earnings was approximately $2.6 million and $2.8 million at December 31, 2006 and 2005, respectively.

9. Related party transactions

 The Company sells inventory to several related parties, which include a company where an officer is related to the principal stockholder. Net sales to these related parties were approximately $30.2 million, $22.4 million, and $24.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. The Company had receivables of approximately $0.4 million and $1.5 million from these related parties at December 31, 2006 and 2005, respectively, which are included in other receivables.

At December 31, 2006, the Company had subordinated notes payable to its principal stockholder and related entities. The subordinated notes payable are not callable until the expiration date, April 12, 2008. The amounts outstanding at December 31, 2006 and 2005 were $43.0 million. The interest rate on the subordinated notes payable was 3.97% for the years ended December 31, 2006, 2005, and 2004. Interest expense related to this amount totaled $1.7 million for each of the years ended December 31, 2006, 2005 and 2004.

10. Commitments and contingencies

 Lease commitments—The Company leases certain facilities under lease agreements that expire at various dates through 2010. One lease provides for a five-year renewal option with accompanying cost-of-living rent increases. Commitments under the lease agreements also provide for the payment of property taxes, insurance, utilities and maintenance costs. The future minimum lease payments required under these operating leases are $2.0 million in 2007, $0.7 million in 2008, $0.6 million in 2009 and $0.4 million in 2010. Total rental expense for the years ended December 31, 2006, 2005, and 2004 was $3.2 million, $3.0 million and $2.8 million, respectively.

On January 19, 2007, the Company entered into a lease agreement for 298,050 square feet of office space at its existing principal office location in Walnut, California. For further information regarding this lease, see Note 18.

Litigation—The Company is involved in various legal matters in the normal course of its business. While the outcome of these proceedings and claims cannot be predicted with certainty, management believes that the ultimate outcome of such matters will not have a material adverse effect on the consolidated financial statements.

Four of the Company's stockholders filed a purported derivative action against James Chu, the Company's Chairman and Chief Executive Officer, and the Company on April 17, 2006 in the United States District Court for the Central District of California. The complaint alleged, among other things, that Mr. Chu breached various fiduciary duties by personally investing in certain of the Company's suppliers, thereafter directing the Company's contracts to these suppliers and failing to disclose such actions. Plaintiffs sought actual and punitive damages, attorneys' fees, costs, disgorgement of alleged profits made by Mr. Chu, a declaratory judgment against Mr. Chu for alleged breaches of various fiduciary duties and an injunction prohibiting the award of contracts to suppliers in which Mr. Chu or his relatives have a financial interest. On October 11, 2006, plaintiffs voluntarily dismissed the complaint without prejudice. The same parties thereafter filed substantially the same action in California state court in which they make essentially the same allegations and press the same claims. After retaining independent counsel, the Company filed a motion to dismiss the complaint on various grounds. The hearing is scheduled for April 17, 2007. Based upon the information available to the Company to date, the Company is unable to determine the ultimate disposition of this matter. If resolved adversely, the matter may have a material adverse effect on the consolidated financial statements.

On July 27, 2006, the jury in the trial of LG. Philips LCD Co. Ltd., ("LPL") v. Tatung Company, Tatung Company of America, Inc., Chunghwa Picture Tubes Ltd. ("CPT"), and ViewSonic Corporation, pending in United States District Court, District of Delaware, (Case No. 05-292-JJF) delivered a verdict finding that each of the defendants, including the Company, had willfully infringed (through the doctrine of equivalents) a patent of LPL's relating to electrostatic discharge. The jury awarded monetary damages of $52.5 million against CPT only. Although there is no monetary award against the Company, the finding of willful infringement, if upheld, may subject the Company to certain other relief including an award of some portion of LPL's attorneys fees and/or exemplary damages as well as injunctive relief which may require the Company to, among other things, change its sourcing of certain LCD displays or key components. The Court has not entered judgment in the case. Instead, the Court has under submission the parties' motions challenging various aspects of the jury's verdict. While the outcome of these post-trial proceedings cannot be predicted with certainty, the Company does not believe that the outcome will have a material adverse effect on its consolidated financial statements.

On November 21, 2006, the jury in the trial of LG. Philips LCD Co. Ltd., ("LPL") v. Tatung Company, Tatung Company of America, Inc., and Chunghwa Picture Tubes Ltd. ("CPT"), pending in the United States District Court, Central District of California, (Case No. CV-02-6775 CBM) delivered a verdict finding that each of the defendants (the Company is not a defendant) had willfully infringed two patents of LPL's relating to the design and manufacture of liquid crystal display modules ("LCDs"). The Court has not entered judgment in the case. The parties to the case are currently briefing post-trial motions challenging various aspects of the jury's verdict. However, the Company is a defendant in the related case, LG. Philips LCD Co., Ltd. v. ViewSonic Corporation, also pending in the United States District Court, Central District of California (Case No. CV-03-2886 CBM), in which LPL alleges infringement of the same patents asserted in Case No. CV-02-6775 CBM above as a result of ViewSonic's incorporation of CPT LCD's into its products. The ViewSonic suit had been consolidated with the CPT case for pre-trial purposes. No trial date has been set and none is expected to be set as the patent issues have already been heard by the jury in the CPT case (Case No. CV-02-6775 CBM). If an injunction is entered against the CPT LCD panels, the Company may be required to change its sourcing of certain LCD displays. While the outcome of the post-trial proceedings in Case No. CV-02-6775 cannot be predicted with certainty, the Company does not believe that the outcome will have a material adverse effect on its consolidated financial statements.

On December 1, 2006, LG. Philips LCD Co., Ltd. ("LPL") filed a patent suit against Chi-Mei Optoelectronics Corporation ("CMO"), AU Optronics Corporation ("AUO"), AU Optronics Corporation America, Tatung Company, Tatung Company of America, Inc. and ViewSonic Corporation in the United States District Court, District of Delaware, alleging infringement of the same three LPL patents that were found to be valid and infringed in the two cases referenced above, i.e., CV-02-6775 and 05-292 JJF. Presumably, as with the other LPL suits identified above, the allegations against ViewSonic are based upon ViewSonic's incorporation of CMO's and AUO's LCDs into its products. While the outcome of this case cannot be predicted with certainty, the Company does not believe that the outcome will have a material adverse effect on its consolidated financial statements.

Imposition of additional duties and taxes—The European Union (the "EU"), issued notices stating that effective January 18, 2006, LCD monitors with DVI connectors would incur a 14% import duty tax. This change in tariff classification has made it more difficult for the Company to compete in the European Union and may result in a negative impact on the Company's gross margins. To date, this change in classification has been applied prospectively. The Company believes that it is reasonably possible, but not probable, that the tariff could be applied retroactively. The Company will continue to monitor this situation and will work to change its business process to minimize any negative impact that may result from this new tariff.

Laws, regulations and directives—The Company is subject to local laws and regulations in the various regions in which the Company operates, including the EU. There are two particular EU directives that may have a material impact on the Company's business. The first is the Restriction of Certain Hazardous Substances Directive ("RoHS") that restricts the distribution of certain substances, including lead, within the EU and is effective July 1, 2006. In addition to specifying the elimination and/or reduction in the level of specified hazardous materials from the manufacture of the Company's products, the Company must take reasonable measures to ensure that it is not being supplied with products containing the restricted chemical substances. The Company is working with suppliers to ensure that products placed on the market from July 1, 2006 are RoHS compliant products. The second directive is the Waste Electrical and Electronic Equipment Directive ("WEEE") that became effective on August 13, 2005, and requires manufacturers or importers to provide a process of recycling all of its manufactured products or imports into the EU. Certain EU countries adopted WEEE on August 13, 2005. The majority of EU countries into which the Company's European region sells its products have adopted the legislation. Certain countries, for example the United Kingdom and Spain, allow the Company to register as a producer and join a compliance program. Where this is the case, ViewSonic has registered as a producer and has joined a compliance program in order to comply with the obligations under WEEE. In other countries which do not allow the Company to register or where the Company does not qualify as a producer, the Company has taken steps to ensure that its distributors and resellers, to whom the WEEE compliance responsibility falls, are in compliance with WEEE. The Company is currently unable to assess the impact of these directives on the Company's operations until more information becomes available, but at this time, the Company does not believe that these regulations will have a material impact on the Company's business.

Income tax contingencies—The Company has recorded a $3.1 million liability related to certain tax positions. The resolution of such income tax contingencies is not expected to have an adverse material effect on the Company's consolidated financial statements.

11. Retirement plans

 The Company has a 401(k) plan (the domestic "401(k) Plan") for its eligible domestic employees. The Company also has similar plans for its eligible foreign employees in certain of its foreign offices. Employer contributions made to the domestic 401(k) Plan and all other foreign plans during the years ended December 31, 2006, 2005 and 2004 were $1.1 million, $1.0 million and $1.0 million, respectively.

12. Stock options

 The Company has two employee stock plans: the 1999 Stock Plan (the "1999 Plan") and the 2004 Equity Incentive Plan (the "2004 EIP"). Upon approval of the 2004 EIP, the 1999 Plan was terminated (except for all options previously granted and outstanding under such plan). The 2004 EIP provides for the granting of stock options to eligible employees and non-employee directors. Options granted under this plan are granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant, vest over three or four years and expire ten years after their original date of grant. As the Company's common stock is not publicly traded, the fair market value of the Company's common stock is approved by the Company's Board of Directors based on various information, assumptions and factors. As of December 31, 2006, there were 17.0 million shares available for future grants under the 2004 EIP.

Presented below is a summary of the stock option activity for all years presented:

	Number of options (in 000's)	Weighted average price per share	Number of options exercisable (in 000's)	Weighted average exercise price per share

Balance—December 31, 2003	32,263	$1.08	18,221	$1.05
Granted	—	—
Exercised	(77)	1.04
Cancelled	(4,297)	1.07

Balance—December 31, 2004	27,889	$1.08	20,196	$1.06
Granted	8,443	0.38
Exercised	(15)	0.86
Cancelled	(8,691)	0.38

Balance—December 31, 2005	27,626	$0.38	21,282	$0.38
Granted	2,314	0.53
Exercised	(620)	0.38
Cancelled	(3,979)	0.38

Balance—December 31, 2006	25,341	$0.40	19,909	$0.38

On May 9, 2005, the Company re-priced 23.8 million options to $0.38 per option, representing all outstanding options of current directors, officers and employees of record on March 2, 2005.

As of December 31, 2006, the weighted average remaining contractual term for stock options outstanding and exercisable was 5.72 years and 4.83 years, respectively. The total intrinsic value of options outstanding as of December 31, 2006 was $3.7 million. The total intrinsic value of options exercised during the year ended December 31, 2006 was $43,000. Total cash received from the exercise of employee stock options was $0.2 million for the year ended December 31, 2006.

The Company had 5.4 million shares of unvested stock options outstanding as of December 31, 2006, of which 4.7 million shares were ultimately expected to vest. The weighted average exercise price, total intrinsic value and weighted average remaining contractual term were $0.45, $0.4 million and 9.00 years, respectively.

The following table summarizes information for options outstanding at December 31, 2006:

Range of exercise prices	Number of options outstanding (in 000's)	Weighted average remaining contractual term (in years)	Weighted average exercise per share	Number of options exercisable (in 000's)

$0.38	22,540	5.23	$0.38	19,770
$0.45	707	8.96	$0.45	139
$0.54	2,094	9.98	$0.54	—

Valuation and expense recognition of stock-based awards under SFAS 123R

For the year ended December 31, 2006, stock-based compensation expense for employee stock options recognized was $0.2 million. No income tax benefit related to stock-based compensation expense was recognized during the year ended December 31, 2006.

The Company used the Black-Scholes option-pricing model to estimate the fair value of employee stock options. The determination of fair value using the Black-Scholes option-pricing model is affected by the fair market value of the Company's common stock as well as the use of certain highly subjective estimates and assumptions including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors.

All option awards were valued as a single award and amortized on a straight-line basis over the requisite service period. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended December 31:

	2006	2005

Expected volatility	48%	0%
Risk-free interest rate	4.6%	3.9%
Expected dividend yield	0%	0%
Expected option life (in years)	6.25	4.00
Weighted average fair value of stock options granted (per share)	$0.28	$0.06

Upon adoption of SFAS 123R, the Company changed its expected volatility calculation to use an average of the expected volatilities of similar entities whose shares are publicly traded. In determining similarity of entities, the Company considered various factors including the industry, life cycle, size and financial leverage of such entities. The Company believes this method provides a more accurate estimate of stock price volatility over the expected life of the stock option awards. Prior to the adoption of SFAS 123R, the Company used the minimum value method to estimate the fair value of its stock options. Under the minimum value method, expected volatility is omitted and thus fair value calculated under this method is not comparable to one based on fair value.

The risk-free interest rate assumption is based on observed interest rates for the expected option life of the Company's stock options. The expected dividend yield assumption is based on the Company's expectation of future dividend payouts. The Company has never declared or paid any cash dividends on its common stock and currently does not anticipate paying such cash dividends. The Company used the simplified method for its expected option life assumption as allowed by SEC Staff Accounting Bulletin No. 107, Share-Based Payment.

SFAS 123R requires stock-based compensation expense to be recognized only for those stock options that are ultimately expected to vest. An estimate of forfeiture rate must be made and applied at the time of grant and revised in subsequent periods on a cumulative basis in the period of revision. The Company considered various factors including its actual historical experience of pre-vesting option forfeitures bifurcated by employee groups as the basis to arrive at an estimated average annual forfeiture rate of 4.6% for the twelve months ended December 31, 2006.

As of December 31, 2006, the remaining amount of unrecognized compensation cost related to employee stock options was $0.7 million, which is expected to be recognized over a weighted average period of 3.4 years.

13. Business segments

 During the fourth quarter of 2006, the Company realigned its operating segments under a new methodology to allocate certain corporate overhead expenses and corporate benefits associated with its initiative to source LCD panels directly from the manufacturers to its operating segments. In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined it has three reportable segments: Americas, EMEA (Europe, Middle-East and Africa) and Asia-Pacific. The Company believes that this segment information provides useful information for analyzing the underlying business results. The Company sells similar products in its segments, including LCD displays, CRT displays, projectors and LCD TVs. The type and class of customers, primarily distributors and retailers, are also similar across the product lines. The Company's management evaluates the performance of and allocates resources to its segments based on net sales and operating income. Assets and liabilities are not allocated by segment for management reporting purposes.

The Company has two major products: visual displays (LCD and CRT monitors) and other products. Both products are sold in all of its markets. In aggregate, the Company's other products comprise 10.5%, 14.8% and 13.9% of units shipped in 2006, 2005 and 2004.

The following segment financial information is for the years ended December 31. The years ended December 31, 2005 and 2004 have been recast to conform to the current year presentation (in thousands):

	2006	2005	2004

Net sales:
Americas	$741,255	$538,813	$610,644
EMEA	374,274	297,549	237,727
Asia-Pacific	473,561	363,828	255,962

	$1,589,090	$1,200,190	$1,104,333

Income (loss) from operations:
Americas	$13,337	$2,653	$1,599
EMEA	(824)	4,057	(3,367)
Asia-Pacific	11,756	6,137	(11,122)
Other(1)	(690)	(3,017)	(4,075)

	$23,579	$9,830	$(16,965)

Assets:
Americas	$256,532	$204,302	$244,954
EMEA	139,787	120,109	101,194
Asia-Pacific	182,318	108,119	110,566
Assets held for sale	—	195	1,809

	$578,637	$432,725	$458,523

Depreciation and amortization:
Americas	$1,569	$1,917	$2,111
EMEA	356	268	265
Asia-Pacific	846	922	1,179

	$2,771	$3,107	$3,555

Capital additions:
Americas	$234	$826	$2,344
EMEA	112	122	307
Asia-Pacific(2)	3,965	334	571

	$4,311	$1,282	$3,222

(1)
Includes certain corporate expenses that were not allocated to a specific segment for management reporting purposes.

(2)
In 2006, non-cash activity included the reclassification of a $3.0 million deposit on a building made in 2005 from other assets to property, plant and equipment.

The Company's goodwill is recorded in its Americas segment. Inter-geographical sales were immaterial for the years ended December 31, 2006, 2005 and 2004. Sales to certain customers in the Company's Americas, EMEA and Asia-Pacific segments generated over 10% of the Company's total consolidated net sales. Sales to Ingram Micro Inc. for the years ended December 31, 2006, 2005 and 2004 were 11%, 11% and 14%, respectively, of the Company's total consolidated net sales. Sales to Tech Data Corporation for the years ended December 31, 2005 and 2004 were 10% and 13%, respectively, of the Company's total consolidated net sales. No other country or single customer generates over 10% of the Company's total consolidated net sales. Five suppliers accounted for 60% of total purchases for the year ended December 31, 2006 and 53% of accounts payable at December 31, 2006. For the year ended December 31, 2005, four suppliers accounted for 47% of total purchases and 64% of accounts payable at December 31, 2005. For the year ended December 31, 2004, four suppliers accounted for 53% of total purchases.

The following table summarizes the Company's net sales and long-lived assets in different geographical locations for the years ended December 31 (in thousands):

	2006	2005	2004

Net sales:
United States	$566,916	$425,555	$533,992
Taiwan	101,375	95,215	137,280
China	260,569	202,389	118,593
Others	660,230	477,031	314,468

	$1,589,090	$1,200,190	$1,104,333

Long-lived assets:
United States	$2,727	$4,069	$5,323
Taiwan	8,846	8,975	9,816
China	3,808	440	617
Others	411	792	754

	$15,792	$14,276	$16,510

14. Warranty

 The Company provides product warranty programs on a worldwide basis that vary in term from 12 to 36 months. The length of the warranty period and the specific warranty coverage are based on the type of product. The Company accrues for estimated warranty costs at the time the product is sold, and such amounts are based upon historical experience. The historical data that determines the warranty accrual and the overall estimate of the warranty liability includes the following key factors: net cost of repair (repair costs less reimbursements from suppliers), defect rates and total number of products under warranty. The following table summarizes the Company's activity in the warranty liability for the years shown (in thousands):

	Beginning accrued warranty liability	Additions charged to expense	Payments for units returned	Adjustments(1)	Ending accrued warranty liability

December 31, 2006	$21,350	$21,721	$(13,889)	$(4,727)	$24,455
December 31, 2005	$17,365	$16,696	$(13,392)	$681	$21,350
December 31, 2004	$14,567	$13,688	$(11,290)	$400	$17,365

(1)
For 2006, the adjustment is primarily due to lower defect rates, partially offset by higher cost of repair.

15. Earnings per share

 The Company presents both basic and diluted earnings (loss) per common share ("EPS") amounts. Basic EPS is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted EPS amounts are based upon the weighted-average number of common and potential common shares, including warrants outstanding during the period.

Potential common shares are excluded from the computation in periods in which they have an anti-dilutive effect. The Company uses the treasury stock method to calculate the impact of outstanding stock options. Stock options for which the exercise price exceeds the average fair market value over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. On January 10, 2006, the Company redeemed all 7.5 million outstanding shares of Series B Stock and excluded such shares as it had an insignificant impact on the Company's 2006 earnings per share calculations.

The basic and diluted EPS was calculated in accordance with EITF 03-06, Participating Securities and the Two Class Method under SFAS No. 128 ("EITF 03-06"). The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computations (in thousands, except per share data):

	2006	2005	2004

Basic EPS:
Numerator:
Income (loss) from continuing operations(1)	$24,034	$(10,332)	$(13,793)
Loss from discontinued operations	$—	$—	$(5,989)
Gain on disposal of discontinued operations	$—	$475	$2,153
Denominator—weighted-average shares outstanding	354,279	353,969	353,917
Basic EPS
Continuing operations	$0.07	$(0.03)	$(0.04)
Discontinued operations	—	—	(0.02)
Gain on discontinued operations	—	—	0.01

Total Basic EPS	$0.07	$(0.03)	$(0.05)

Diluted EPS:
Numerator:
Income (loss) from continuing operations(1)	$24,034	$(10,332)	$(13,793)
Loss from discontinued operations	$—	$—	$(5,989)
Gain on disposal of discontinued operations	$—	$475	$2,153
Denominator:
Weighted-average shares outstanding	354,279	353,969	353,917
Stock options(2)	4,539	—	—
Interest warrants(3)	1,614	—	—

Total shares	360,432	353,969	353,917

Diluted EPS
Continuing operations	$0.07	$(0.03)	$(0.04)
Discontinued operations	—	—	(0.02)
Gain on discontinued operations	—	—	0.01

Total Diluted EPS	$0.07	$(0.03)	$(0.05)

(1)
In accordance with EITF 03-06, income (loss) from continuing operations includes the accretion for the mandatorily redeemable preferred stock. Income from continuing operations of $109,000 was allocated to preferred stock for the year ended December 31, 2006 and is excluded from the computation above. The EPS calculation reflects the allocation of income from continuing operations between common stock and preferred stock.

(2)
For the year ended December 31, 2006, 0.5 million shares were excluded from the diluted earnings per common share calculation because they were anti-dilutive. For the years ended December 31, 2005 and 2004, all stock options were excluded from the diluted earnings per common share calculation because they were anti-dilutive.

(3)
For the years ended December 31, 2006, 2005 and 2004, 4.0 million shares, 10.8 million shares and 10.8 million shares, respectively, of common stock issuable upon the exercise of outstanding warrants were excluded from the diluted earnings per share calculation because they were anti-dilutive.

16. Discontinued operations

 On July 30, 2004, the Company completed the sale of Advanced Digital Optics, Inc. ("ADO"), a majority-owned subsidiary and recorded a $3.3 million gain, net of tax expense of $1.1 million. The cost basis of its investment in ADO was $4.1 million. The Company also incurred $0.3 million of expenses associated with the sale.

During the fourth quarter of 2004, the Company made the decision to dispose of VisionBank, one of its majority-owned subsidiaries. As of December 31, 2005 and 2004, the net liabilities of VisionBank were $0 and $1.8 million, respectively. VisionBank recorded a $0.5 million gain on the sale of its residual assets during the year ended December 31, 2005. The loss from discontinued operations of $3.8 million in 2004 represents the gain on the sale of a majority-owned subsidiary in the third quarter of 2004, which was offset by the loss from the closure of another subsidiary.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the results of operations of these businesses are reported as discontinued operations for the periods indicated (in thousands):

Discontinued operations	December 31, 2006	December 31, 2005	December 31, 2004

Net Sales	$—	$—	$10,616
(Loss) from discontinued operations (no tax benefit)	$—	$—	$(5,989)
Net gain on disposal of discontinued operations, net of tax $0, $0, and ($1,127), respectively.	$—	$475	$2,153

	December 31, 2006	December 31, 2005

Current assets	$—	$195
Other assets	—	—

Total assets	—	195
Accounts payable and accrued expenses	—	195

Net (liabilities)/assets of discontinued operations	$—	$—

17. Quarterly information (unaudited)

 The following table sets forth for the periods indicated selected unaudited quarterly financial information for 2006 and 2005.

	Quarter ended
	2006				2005
(in thousands, except per share amounts)
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31(2)

Net sales	$326,794	$379,268	$426,445	$456,583	$273,912	$284,617	$316,678	$324,983
Cost of sales	296,578	349,070	383,992	415,265	245,843	257,502	288,482	293,184

Gross profit	30,216	30,198	42,453	41,318	28,069	27,115	28,196	31,799
Income (loss) from continuing operations before income taxes	4,802	622	11,457	10,264	(714)	(2,897)	3,037	6,425

Provision (benefit) for income taxes	1,226	97	860	771	(200)	13,396	1,021	442

Income (loss) from continuing operations	3,576	525	10,597	9,493	(514)	(16,293)	2,016	5,983
Income (loss) from discontinued operations	—	—	—	—	—	—	—	—
(Loss) gain on disposal of discontinued operations	—	—	—	—	(70)	780	(115)	(120)

Net income (loss)	3,576	525	10,597	9,493	(584)	(15,513)	1,901	5,863

Preferred stock accretion	(48)	—	—	—	(361)	(375)	(389)	(399)

Net income (loss) available to common stockholders	$3,528	$525	$10,597	$9,493	$(945)	$(15,888)	$1,512	$5,464

Basic earnings (loss) per share(1)	$0.01	$—	$0.03	$0.03	$—	$(0.05)	$—	$0.02

Diluted earnings (loss) per share(1)	$0.01	$—	$0.03	$0.03	$—	$(0.05)	$—	$0.02

(1)
Basic and diluted earnings per share are calculated based on net income (loss), excluding income from continuing operations allocated to preferred stock. Net income (loss) includes income (loss) from continuing and discontinued operations.

(2)
During the fourth quarter of 2005, as a result of developments related to the tariff classification for certain LCD monitors, the Company recorded an adjustment of $3.2 million to reduce its accrual for potential duty taxes payable.

18. Subsequent events

 On January 19, 2007, the Company entered into a lease agreement for 298,050 square feet of office space at its existing principal office location. The term of the lease commences on July 1, 2007 and runs through July 2014, subject to extension at the Company's option under certain circumstances. The future minimum lease payments required under this operating lease are $0.4 million in 2007, $1.5 million in 2008, $1.6 million in 2009, $1.6 million in 2010, $1.7 million in 2011 and $4.6 million thereafter.

Schedule II—Valuation and Qualifying Accounts

The following table summarizes our activity in the promotional allowances as of December 31 (in thousands):

	2006	2005	2004

Accrued Promotional Expenses(1)
Balance, beginning of period	$22,663	$30,267	$15,779
Additions to allowance, net of recoveries	92,796	89,796	128,142
Deductions	(89,607)	(97,400)	(113,654)

Balance, end of period	$25,852	$22,663	$30,267

(1)
Consists of promotional expenses as described below:

(a)
Promotions such as rebates, price protection and other incentives to customers in the normal course of business.

(b)
Our gross sales and cost of sales are adjusted for our estimate of future returns in our statement of operations. The returns reserve represents the estimated returns-related gross profit for future returns that still have an expected right of return.

(c)
Account development funds (cooperative advertising and marketing funds) presented in SG&A on the income statement.

(d)
Freight allowance presented in cost of sales within the income statement.

Accrued promotional expenses excludes certain sales allowance expense net of off-invoice discounts, cash discounts and miscellaneous allowances, which are recorded against accounts receivable.

The following table summarizes the Company's activity in the accounts receivable allowance as of December 31 (in thousands):

	2006	2005	2004

Allowance for Doubtful Accounts
Balance, beginning of period	$4,975	$5,327	$4,192
Additions to allowance	511	381	(257)
Deductions net of recoveries	(203)	(733)	1,392

Balance, end of period	$5,283	$4,975	$5,327

ViewSonic Corporation and Subsidiaries

Condensed consolidated balance sheets

(in thousands, except share data and par value)	March 31, 2007	December 31, 2006

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$33,906	$69,079
Trade receivables, net	307,960	277,162
Other receivables	11,160	7,213
Inventories	182,982	194,049
Deferred income taxes	8,326	7,734
Prepaids and other current assets	3,668	3,670
Income taxes receivable	92	152

Total current assets	548,094	559,059
Property, plant and equipment, net	17,642	14,445
Long-term investments	235	237
Goodwill	1,347	1,347
Other assets, net	2,297	3,549

Total assets	$569,615	$578,637

Liabilities and stockholders' equity
Current liabilities:
Bank borrowings	$15,161	$307
Accounts payable	357,837	388,554
Accrued promotional expenses	27,579	25,852
Accrued warranty expense	23,849	24,455
Other accrued expenses	30,094	32,446

Total current liabilities	454,520	471,614
Subordinated notes payable—related party	43,000	43,000
Deferred income taxes	4,352	—
Stockholders' equity:
Common stock, $.01 par value 600,000,000 shares authorized; 354,594,666 shares issued as of March 31, 2007 and December 31, 2006	3,546	3,546
Preferred stock, $.001 par value 22,800,000 shares authorized; 3,300,000 shares issued as of March 31, 2007 and December 31, 2006	3	3
Additional paid-in capital	94,241	94,181
Accumulated deficit	(27,908)	(31,468)
Accumulated other comprehensive loss	(2,139)	(2,239)

Total stockholders' equity	67,743	64,023

Total liabilities and stockholders' equity	$569,615	$578,637

The accompanying notes are an integral part of these condensed consolidated financial statements.

ViewSonic Corporation and Subsidiaries

Condensed consolidated statements of operations

	For the three months ended March 31,
(in thousands, except per share data)	2007	2006

	(unaudited)
Net sales	$409,838	$326,794
Cost of sales	376,490	296,578

Gross profit	33,348	30,216
Selling, general and administrative expenses	29,044	26,907

Income from operations	4,304	3,309
Other income (expense):
Interest income (expense), net	(164)	157
Other income (expense), net	174	1,336

Total other income (expense), net	10	1,493

Income from continuing operations before income taxes	4,314	4,802
Provision for income taxes	344	1,226

Net income	3,970	3,576
Preferred stock accretion	—	(48)

Net income available to common shareholders	$3,970	$3,528

Earnings per common share:
Basic	$0.01	$0.01

Diluted	$0.01	$0.01

Weighted averages shares used in per share calculations:
Basic	354,595	354,059
Diluted	360,993	360,764

The accompanying notes are an integral part of these condensed consolidated financial statements.

ViewSonic Corporation and Subsidiaries

Condensed consolidated statements of cash flows

	Three months ended March 31,
(In thousands)	2007	2006

	(unaudited)
Cash flows from operating activities
Net income	$3,970	$3,576
Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) provided by operating activities:
Depreciation and amortization	564	755
Provision for doubtful accounts	234	81
Net loss on sale and impairment of long-term investments	—	366
Deferred income taxes	2,705	324
Stock-based compensation expense	60	47
Changes in operating assets and liabilities:
Trade receivables	(31,166)	(13,284)
Other receivables	(3,968)	(1,105)
Inventories	10,985	4,440
Prepaids and other current assets	29	(413)
Accounts payable	(30,476)	(19,569)
Accrued promotional and other expenses	749	9,259
Accrued warranty expense	(599)	883
Income taxes payable/receivable	(1,285)	1,168

Net cash used in operating activities	(48,198)	(13,472)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,542)	(157)
Proceeds from sales of short-term investments	—	4,123
Purchase of short-term investments	—	(7,439)
Change in other assets	(438)	—

Net cash used in investing activities	(1,980)	(3,473)

Cash flows from financing activities
Net proceeds from bank borrowings	14,879	11,221
Proceeds from issuance of common stock	—	57
Redemption of preferred stock	—	(15,000)

Net cash provided by (used in) financing activities	14,879	(3,722)

Effect of exchange rate changes on cash and cash equivalents	126	62

Net decrease in cash and cash equivalents	(35,173)	(20,605)
Cash and cash equivalents at beginning of period	69,079	93,998

Cash and cash equivalents at end of period	$33,906	$73,393

Supplemental disclosure of non-cash investing activity:

    In 2007, non-cash activity included the reclassification of a $2.3 million deposit on a building made in 2006 from other assets to property, plant and equipment.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ViewSonic Corporation and Subsidiaries

Notes to condensed consolidated financial statements

(unaudited)

Note 1—Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim condensed consolidated financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements for ViewSonic Corporation and its subsidiaries, or collectively, the Company, contain all adjustments, which are normal and recurring, necessary to present fairly the Company's financial position as of March 31, 2007 and the Company's results of operations and cash flows for the three months ended March 31, 2007 and 2006. The condensed consolidated balance sheet as of December 31, 2006 is derived from the December 31, 2006 audited consolidated financial statements.

The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the notes thereto included in the Company's Form 10-K filed with the Securities and Exchange Commission, or the SEC, on March 16, 2007.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and other factors believed to be reasonable under the circumstances which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition, warranty and promotions

Revenues are recognized when the risk of loss is transferred, persuasive evidence of an arrangement exists, the price is fixed or readily determinable and collectability is reasonably assured. The Company extends rights of return to its customers, which are accrued for based on estimated future returns determined by using estimates and historical experience.

The Company provides a variety of warranty programs worldwide, which are based on specific products and geographic locations. Accruals are provided for such estimated future costs at the time the product is sold, and such amounts are based upon historical experience.

The Company offers promotions such as rebates, price protection and other incentives to customers in the normal course of business. Accruals for these promotions are provided for based on estimates and historical experience. The costs of these promotions are offset against sales.

The Company's primary business practice is to have finished goods delivered from its contract manufacturers directly to the Company's regional warehouses, where they are stored for eventual shipment to its customers. However, the Company occasionally requests that its contract manufacturer ship finished goods directly to its customers. For vendor drop shipment sales, the Company retains title to the shipment from the time it leaves the contract manufacturer's port of choice until it reaches its destination.

Promotional pricing incentives from vendors

The Company receives promotional pricing incentives from its product vendors. The amount of the pricing incentives is based on various market factors including the volatility of pricing of key product components, market dynamics and the quantity of the Company's purchases from such vendors. The pricing incentives do not require the Company to commit to future component purchases from these vendors. The Company records the reimbursement from vendors for these promotional pricing incentives when the Company is released of the legal liability for the payment of the product purchases by the vendors. The benefit from pricing incentives related to products that have not been sold is deferred and recorded as a reduction of inventory cost. The benefit from pricing incentives related to products that have been sold is recorded as a reduction of the cost of sales.

Recent accounting pronouncements

In February 2007, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits, but does not require, companies to report at fair value the majority of recognized financial assets, financial liabilities and firm commitments. Under this standard, unrealized gains and losses on items for which the fair value option is elected are reported in earnings at each subsequent reporting date. The Company is currently assessing the effect SFAS 159 may have, if any, on its financial statements when adopted on January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 will be effective for the Company beginning January 1, 2008. The Company is in the process of determining the effect, if any, this statement will have on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109, or FIN 48. It clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption on January 1, 2007, the Company recognized a $0.4 million increase to the January 1, 2007 accumulated deficit balance. In addition, consistent with the provisions of FIN 48, the Company reclassified $3.1 million of income tax liabilities from current to non-current liabilities because payment of cash is not anticipated within one year of the balance sheet date.

As of January 1, 2007, the balance of gross unrecognized tax benefit was $4.4 million. To the extent these unrecognized tax benefits are ultimately recognized, they will impact the effective tax rate in a future period.

The Company has elected to classify interest expense related to income tax liabilities, when applicable, as part of the interest expense in its condensed consolidated statements of operations rather than income tax expense. The Company will classify income tax penalties as part of selling, general and administrative expense in its condensed consolidated statements of operations. The Company has less than $0.1 million of penalties accrued and an immaterial amount of interest expense accrued as of March 31, 2007. No amount of interest or penalties was accrued as of January 1, 2007.

The Company operates in multiple tax jurisdictions, both within the United States and outside of the United States, and faces audits from various tax authorities regarding transfer pricing, the deductibility of certain expenses, intercompany transactions as well as other matters. In many cases the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. The Company is no longer subject to income tax examinations by tax authorities in its major tax jurisdictions as follows:

Tax jurisdiction	Tax years no longer subject to audit

United States	2002 and prior
United Kingdom	2004 and prior
Canada	2000 and prior
Germany	2000 and prior
France	2003 and prior
Taiwan	2002 and prior
China	2001 and prior

The Company's federal and certain non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately paid, if any, upon resolution of the issues raised by the tax authorities may differ materially from the amounts accrued for each year. It is possible that approximately $1.1 million of income tax liabilities related to uncertain intercompany transfer pricing items will be recognized as an income tax benefit in the next twelve months due to the closing of open tax years.

Note 2—Stock-based compensation

 On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123R, which revises Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, or SFAS 95. Under SFAS 123R, the fair value of stock-based awards to employees must be estimated at the date of grant using an option pricing model and recognized as expense over the requisite service period for those awards that are ultimately expected to vest.

The Company adopted SFAS 123R using the prospective method. Under the prospective method, prior periods are not revised for comparative purposes. Non-public companies that previously applied SFAS 123 using the minimum value method would continue to account for unvested stock options outstanding at the date of adoption in the same manner as they had been accounted for prior to adoption. All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R.

Stock option activity

The Company has two employee stock plans: the 1999 Stock Plan, or the 1999 Plan, and the 2004 Equity Incentive Plan, or the 2004 EIP. Upon approval of the 2004 EIP, the 1999 Plan was terminated (except for all options previously granted and outstanding under such plan). The 2004 EIP provides for the granting of stock options to eligible employees and non-employee directors. Options granted under this plan are granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant, vest over three or four years and expire ten years after their original date of grant. As the Company's common stock is not publicly traded, the fair market value of the Company's common stock is approved by the Company's Board of Directors based on various information, assumptions and factors. As of March 31, 2007, there were 12.3 million shares available for future grants under the 2004 EIP.

On February 2, 2007, the Compensation Committee of the Board of Directors approved the Long Term Incentive Program Summary of Terms, or the Program. Members of our executive management team and other key members of senior management designated by the Compensation Committee are eligible to participate in the Program. The Compensation Committee established the achievement of revenue and net income targets as the Performance Targets under the Program.

Participants in the Program were each granted non-statutory stock options under our 2004 Equity Incentive Plan at an exercise price of $0.54 per share, the fair market value of our common stock as determined in good faith by the Compensation Committee on February 2, 2007. A maximum number of 5.4 million shares are eligible for vesting under the Program if both Performance Targets are achieved at the 150% level. The maximum number of shares is referred to as the Maximum Award. The portion of the stock option in which a participant could potentially vest if 100% of the Performance Targets are achieved is referred to as the Target Award.

The Program requires the achievement of at least 100% of the Performance Targets for fiscal year 2007 as a minimum threshold before any of the shares subject to the stock options vest. The vesting of the stock option is contingent upon the participant's continued service though the applicable vesting date and is subject to specified change in control and other conditions. The achievement of the Performance Targets will be at the sole discretion of the Compensation Committee and shall be determined by the Compensation Committee after the completion of the fiscal year 2007 audit, which we refer to as the Determination Date. If the minimum threshold is not achieved, the stock options will be automatically cancelled and forfeited in their entirety. On the Determination Date, the stock option award, known as the Eligible Award, will be determined by multiplying the Target Award by the percentage of achievement of the Performance Targets (a range of between 100% to 150% based on the levels achieved against both the Performance Targets). The Eligible Award will vest 33 1/3% on the Determination Date, 33 1/3% on February 2, 2009 and 33 1/3% on February 2, 2010. The difference between the Maximum Award and the Eligible Award, if any, shall be forfeited and cancelled on the Determination Date.

The table below summarizes the stock option activity under the Company's 1999 Plan and 2004 EIP:

	Number of shares (in 000's)	Weighted average price per share	Weighted average remaining contractual term (in years)

Outstanding at December 31, 2006	25,341	$0.40
Granted	5,350	0.54
Exercised	—	N/A
Cancelled	(649)	0.38

Outstanding at March 31, 2007	30,042	$0.42	6.31

Exercisable at March 31, 2007	19,806	$0.38	4.73

The total intrinsic value of options outstanding as of March 31, 2007 was $3.6 million. There were no options exercised during the three months ended March 31, 2007.

The following table summarizes information for options outstanding as of March 31, 2007:

Range of exercise prices	Number of options outstanding (in 000's)	Weighted average remaining contractual term (in years)	Weighted average exercise per share	Number of options exercisable (in 000's)

$0.38	21,913	5.04	$0.38	19,638
$0.45	685	8.62	$0.45	168
$0.54	7,444	9.82	$0.54	—

Valuation and expense recognition of stock-based awards under SFAS 123R

For the three months ended March 31, 2007, stock-based compensation expense for employee stock options recognized was $60,000. No income tax benefit related to stock-based compensation expense was recognized for the three months ended March 31, 2007.

The Company used the Black-Scholes option-pricing model to estimate the fair value of employee stock options. The determination of fair value using the Black-Scholes option-pricing model is affected by the fair market value of the Company's common stock as well as the use of certain highly subjective estimates and assumptions including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors.

All option awards were valued as a single award and amortized on a straight-line basis over the requisite service period. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the three months ended March 31, 2007:

Expected volatility	47.8%
Risk-free interest rate	4.7%
Expected dividend yield	0%
Expected option life (in years)	6.00
Weighted average fair value of stock options granted per share	$0.28

Upon adoption of SFAS 123R, the Company changed its expected volatility calculation to use an average of the expected volatilities of similar entities whose shares are publicly traded. In determining similarity of entities, the Company considered various factors including the industry, life cycle, size and financial leverage of such entities. The Company believes this method provides a more accurate estimate of stock price volatility over the expected life of the stock option awards. Prior to the adoption of SFAS 123R, the Company used the minimum value method to estimate the fair value of its stock options. Under the minimum value method, expected volatility is omitted.

The risk-free interest rate assumption is based on observed interest rates for the expected option life of the Company's stock options. The expected dividend yield assumption is based on the Company's expectation of future dividend payouts. The Company has never declared or paid any cash dividends on its common stock and currently does not anticipate paying such cash dividends. The Company used the simplified method for its expected option life assumption as allowed by SEC Staff Accounting Bulletin No. 107, Share-Based Payment.

SFAS 123R requires stock-based compensation expense to be recognized only for those stock options that are ultimately expected to vest. An estimate of forfeiture rate must be made and applied at the time of grant and revised in subsequent periods on a cumulative basis in the period of revision. The Company considered various factors including its actual historical experience of pre-vesting option forfeitures bifurcated by employee groups as the basis to arrive at an estimated average annual forfeiture rate of 4.5% for the three months ended March 31, 2007.

As of March 31, 2007, the remaining amount of unrecognized compensation cost related to employee stock options was $2.0 million, which is expected to be recognized over a weighted average period of 2.9 years.

Note 3—Comprehensive income

 Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on marketable securities classified as available for sale. The following table sets forth the calculation of comprehensive income for the periods indicated (in thousands):

	Three months ended March 31,
	2007	2006

Net income	$3,970	$3,576
Foreign currency translation	100	90
Unrealized holding gains on marketable securities-less realized gains	—	591

Total comprehensive income	$4,070	$4,257

Note 4—Income taxes

 Income taxes are determined using an estimated annual effective tax rate. The provision for income taxes is less than the 35% U.S. federal statutory rate primarily due to lower tax rates in certain non-U.S. jurisdictions. The Company has valuation allowances against its deferred income taxes in the United States and all foreign jurisdictions other than its foreign subsidiaries in Taiwan and China. The valuation allowances have been calculated pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, or SFAS 109, which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. Such evidence includes the Company's past and projected future performance, the market environment in which the Company operates, the utilization of past tax credits and the length of the carry-back and carry-forward periods of net operating losses. The Company intends to maintain a valuation allowance until sufficient positive evidence as contemplated by SFAS 109 exists in future periods.

Pursuant to Accounting Principles Board Opinion No. 23, Accounting for Income Taxes-Special Areas, or APB 23, we do not provide for federal income taxes or tax benefits on the undistributed earnings associated with the non-U.S. operations. In the event some or all of the earnings were distributed to the U.S. entity, some portion of the distribution would be subject to both U.S. income taxes and foreign withholding taxes. However, foreign tax credits may become available to reduce or eliminate the U.S. income tax liability.

Note 5—Commitments and contingencies

 Lease Commitments—On January 19, 2007, the Company entered into a lease agreement for 298,050 square feet of office space at its existing principal office location. The term of the lease commences on July 1, 2007 and runs through July 2014, subject to extension at the Company's option under certain circumstances. The future minimum lease payments required under this operating lease are $0.4 million in 2007, $1.5 million in 2008, $1.6 million in 2009, $1.6 million in 2010, $1.7 million in 2011 and $4.6 million thereafter.

Litigation—The Company is involved in various legal matters in the normal course of its business. While the outcome of these proceedings and claims cannot be predicted with certainty, the Company believes that the ultimate outcome of such matters will not harm its business, financial position, results of operations or cash flows.

Four of the Company's stockholders filed a purported derivative action against James Chu, the Company's Chairman and Chief Executive Officer, and the Company on April 17, 2006 in the U.S. District Court for the Central District of California. The complaint alleged, among other things, that Mr. Chu breached various fiduciary duties by personally investing in certain of the Company's suppliers, thereafter directing the Company's contracts to these suppliers and failing to disclose such actions. Plaintiffs sought actual and punitive damages, attorneys' fees, costs, disgorgement of alleged profits made by Mr. Chu, a declaratory judgment against Mr. Chu for alleged breaches of various fiduciary duties and an injunction prohibiting the award of contracts to suppliers in which Mr. Chu or his relatives have a financial interest. On October 11, 2006, plaintiffs voluntarily dismissed the complaint without prejudice. The same parties thereafter filed substantially the same action in California state court in which they make essentially the same allegations and assert the same claims. After retaining independent counsel, the Company filed a motion to dismiss the complaint under California procedure for, among other things, failing to make a pre-lawsuit demand. On April 17, 2007, the Court granted the Company's motion in its entirety, dismissing the complaint without leave to amend.

On July 27, 2006, the jury in the trial of LG. Philips LCD Co. Ltd., or LPL, v. Tatung Company, Tatung Company of America, Inc., Chunghwa Picture Tubes Ltd., or CPT, and ViewSonic Corporation, pending in U.S. District Court, District of Delaware, (Case No. 05-292-JJF) delivered a verdict finding that each of the defendants, including the Company, had willfully infringed

(through the doctrine of equivalents) a patent of LPL's relating to electrostatic discharge. The jury awarded monetary damages of $52.5 million against CPT only. Although there is no monetary award against the Company, the finding of willful infringement, if upheld, may subject the Company to certain other relief including an award of some portion of LPL's attorneys fees and/or exemplary damages as well as injunctive relief which may require the Company to, among other things, change its sourcing of certain LCD displays or key components. As of April 24, 2007, the Court has not yet entered judgment in the case. Instead, the Court has under submission the parties' motions challenging various aspects of the jury's verdict. While the outcome of these post-trial proceedings cannot be predicted with certainty, the Company does not believe that the outcome will harm its business, financial position, results of operations or cash flows.

On November 21, 2006, the jury in the trial of LPL v. Tatung Company, Tatung Company of America, Inc., and CPT pending in the U.S. District Court, Central District of California, (Case No. CV-02-6775 CBM) delivered a verdict finding that each of the defendants (the Company is not a defendant) had willfully infringed two patents of LPL's relating to the design and manufacture of liquid crystal display modules, or LCDs. As of April 24, 2007, the Court has not yet entered judgment in the case. The parties to the case have briefed post-trial motions challenging various aspects of the jury's verdict and these motions have been taken under submission by the Court. However, the Company is a defendant in the related case, LPL v. ViewSonic Corporation, also pending in the U.S. District Court, Central District of California (Case No. CV-03-2886 CBM), in which LPL alleges infringement of the same patents asserted in Case No. CV-02-6775 CBM above as a result of ViewSonic's incorporation of CPT LCD's into its products. The ViewSonic suit had been consolidated with the CPT case for pre-trial purposes. No trial date has been set and none is expected to be set as the patent issues have already been heard by the jury in the CPT case (Case No. CV-02-6775 CBM). If an injunction is entered against the CPT LCD panels, the Company may be required to change its sourcing of certain LCD displays. While the outcome of the post-trial proceedings in Case No. CV-02-6775 cannot be predicted with certainty, the Company does not believe that the outcome will harm its business, financial position, results of operations or cash flows.

On December 1, 2006, LPL filed a patent suit against Chi-Mei Optoelectronics Corporation, or CMO, AU Optronics Corporation, or AUO, AU Optronics Corporation America, Tatung Company, Tatung Company of America, Inc. and ViewSonic Corporation in the U.S. District Court, District of Delaware, alleging infringement of the same three LPL patents that were found to be valid and infringed in the two cases referenced above, i.e., CV-02-6775 and 05-292 JJF. Presumably, as with the other LPL suits identified above, the allegations against ViewSonic are based upon ViewSonic's incorporation of certain third-party LCDs into its products. ViewSonic has filed motions to stay, dismiss, and/or for a more definite statement of the claims asserted in this case. While the outcome of this case cannot be predicted with certainty, the Company does not believe that the outcome will harm its business, financial position, results of operations or cash flows.

Imposition of Additional Duties and Taxes—The European Union, or the EU, issued notices stating that effective January 18, 2006, LCD monitors with DVI connectors would incur a 14% import duty tax. This change in tariff classification has made it more difficult for the Company to compete in the EU and may result in a negative impact on the Company's gross margins. To date, this change in classification has been applied prospectively.

Laws, Regulations and Directives—The Company is subject to local laws and regulations in the various regions in which the Company operates, including the EU. There are two particular EU directives that may have a material impact on the Company's business. The first is the Restriction of Certain Hazardous Substances Directive, or RoHS, that restricts the distribution of certain substances, including lead, within the EU and is effective July 1, 2006. In addition to specifying the elimination and/or reduction in the level of specified hazardous materials from the manufacture of the Company's products, the Company must take reasonable measures to ensure that it is not being supplied with products containing the restricted chemical substances. The Company is working with suppliers to ensure that products placed on the market from July 1, 2006 are RoHS compliant products. The second directive is the Waste Electrical and Electronic Equipment Directive, or WEEE, which became effective on August 13, 2005, and requires manufacturers or importers to provide a process of recycling all of its manufactured products or imports into the EU. Certain EU countries adopted WEEE on August 13, 2005. The majority of EU countries into which the Company's European region sells its products have adopted the legislation. Certain countries, for example the United Kingdom and Spain, allow the Company to register as a producer and join a compliance program. Where this is the case, the Company has registered as a producer and has joined a compliance program in order to comply with the obligations under WEEE. In other countries which do not allow the Company to register or where the Company does not qualify as a producer, the Company has taken steps to ensure that its distributors and resellers, to whom the WEEE compliance responsibility falls, are in compliance with WEEE. The Company is currently unable to assess the impact of these directives on the Company's operations until more information becomes available, but at this time, the Company does not believe that these regulations will harm its business, financial position, results of operations or cash flows.

Note 6—Business segments

 During the fourth quarter of 2006, the Company realigned its operating segments under a new methodology to allocate certain corporate overhead expenses and corporate benefits associated with its initiative to source LCD panels directly from the manufacturers to its operating segments. In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined it has three reportable segments: Americas, EMEA (Europe, Middle-East and Africa) and Asia-Pacific. The Company believes that this segment information provides useful information for analyzing the underlying business results. The Company sells similar products in its segments, including LCD displays, CRT displays, projectors, and LCD TVs. The type and class of customers, primarily distributors and retailers, are also similar across the product lines. The Company's management evaluates the performance of and allocates resources to its segments based on net sales and operating income. Assets and liabilities are not allocated by segment for management reporting purposes.

The following segment financial information is for the periods indicated. The following segment information for the three months ended March 31, 2006 has been recast to conform to the current year presentation (in thousands):

	Three months ended March 31,
(in thousands)	2007	2006

Net sales:
Americas	$192,700	$152,940
EMEA	86,967	73,265
Asia-Pacific	130,171	100,589

	$409,838	$326,794

Income (loss) from operations:
Americas	$10	$3,767
EMEA	1,071	(3,913)
Asia-Pacific	3,357	3,476
Other(1)	(134)	(21)

	$4,304	$3,309

(1)
Includes certain corporate expenses that were not allocated to a specific segment for management reporting purposes.

Note 7—Warranty

 The Company provides product warranty programs on a worldwide basis that vary in term from 12 to 36 months. The length of the warranty period and the specific warranty coverage are based on the type of product. The Company accrues for estimated warranty costs at the time the product is sold. Estimates are primarily based on historical experience and other available information. The historical data used in estimating the warranty accrual includes net cost of repair (repair costs less reimbursements from suppliers), defect rates and total number of products under warranty.

The following table summarizes activity in the Company's warranty liability for the three months ended March 31, 2007 and 2006 (in thousands):

Three months ended March 31,	Beginning accrued warranty liability	Additions charged to expense	Payments for units returned	Adjustments(1)	Ending accrued warranty liability

2007	$24,455	$5,794	$(2,996)	$(3,404)	$23,849
2006	$21,350	$4,947	$(4,166)	$113	$22,244

(1)
The 2007 adjustment was primarily due to lower defect rates and lower cost of repair.

Note 8—Earnings per share

 The Company presents both basic and diluted earnings (loss) per common share, or EPS, amounts. Basic EPS is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted EPS amounts are based upon the weighted-average number of common and potential common shares, including warrants outstanding during the period. Potential common shares are excluded from the computation in periods in which they have an anti-dilutive effect. The Company uses the treasury stock method to calculate the impact of outstanding stock options. Stock options for which the exercise price exceeds the average fair market value over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. On January 10, 2006, the Company redeemed all 7.5 million outstanding shares of Series B Preferred Stock and excluded such shares as it had an insignificant impact on the Company's 2006 earnings per share calculations.

The basic and diluted EPS was calculated in accordance with EITF 03-06, Participating Securities and the Two Class Method under SFAS No. 128, or EITF 03-06. The following is a reconciliation of the numerators and denominators of the basic and diluted net income per common share computations (in thousands, except per share data):

	Three months ended March 31,
	2007	2006

Net income(1)	$3,933	$3,528
Weighted average number of shares issued	354,595	354,059
Stock options(2)	6,398	3,478
Interest warrants(3)	—	3,227

Diluted shares	360,993	360,764

Earnings per common share:
Basic	$0.01	$0.01

Diluted	$0.01	$0.01

(1)
In accordance with EITF 03-06, net income includes the accretion for the mandatorily redeemable preferred stock. Net income of $37,000 was allocated to preferred stock for the three months ended March 31, 2007 and is excluded from the computation above. The EPS calculation reflects the allocation of net income between common stock and preferred stock.

(2)
For the three months ended March 31, 2007, 5.5 million shares were excluded from the diluted earnings per common share calculation because they were anti-dilutive.

(3)
For the three months ended March 31, 2006, 7.5 million shares of common stock issuable upon the exercise of outstanding warrants were excluded from the diluted earnings per share calculation because they were anti-dilutive.

Note 9—Subsequent event

 On April 20, 2007, the Company entered into a settlement agreement with a former vendor related to litigation over certain contractual rights and obligations related to commercial matters. The former vendor paid ViewSonic $2.0 million and returned 3,000,000 shares of the Company's common stock with a value of $1.7 million in connection with the settlement.

ViewSonic

A LEADING GLOBAL PROVIDER OF VISUAL DISPLAY PRODUCTS

- LCD Monitors
- LCD TVs
- Projectors
- Digital Signage

Copyright © 2007 ViewSonic Corporation. All rights reserved.

ViewSonic®
See the difference®

                  Shares

Common stock

Prospectus

                                                 , 2007

Through and including                           , 2007, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JPMorgan	Banc of America Securities LLC

Thomas Weisel Partners LLC	Needham & Company, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ Global Market filing fee.

Amount to be Paid

SEC registration fee	$ 4,414
NASD filing fee	14,875
NASDAQ Global Market filing fee	150,000
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*
To be provided by amendment.

Item 14. Indemnification of directors and officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•
transaction from which the director derives an improper personal benefit;

•
act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payment of dividends or redemption of shares; or

•
breach of a director's duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnification agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of ViewSonic Corporation or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

ITEM 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold from July 1, 2004 through July 1, 2007:

(1)
On July 7, 2006, we issued 3,300,000 shares of our Series C Preferred Stock to one accredited investor for an aggregate purchase price of $33,000.

Except as noted below, the issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipient of the securities in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends affixed to the share certificates and other instruments issued in such transaction. The sale of these securities was made without general solicitation or advertising. The recipient of the securities in such transaction was an accredited person and had adequate access through our business relationship to information about us.

Item 16. Exhibits and financial statement schedules.

(a)
Exhibits.

			Incorporated by Reference
Exhibit number						Filed Herewith
		Exhibit description	Form	Date	Number
1.1	†	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of ViewSonic Corporation, dated December 7, 2006, currently in effect.	8-K	12/08/06	3.1
3.2		Form of Amended and Restated Certificate of Incorporation of ViewSonic Corporation to be effective upon the closing of this offering.				X
3.3		Bylaws of ViewSonic Corporation, currently in effect.	10	04/29/04, as amended	3.2
3.4		Form of Amended and Restated Bylaws of ViewSonic Corporation to be effective upon the closing of this offering.				X
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	†	Specimen Common Stock Certificate.
5.1	†	Opinion of Cooley Godward Kronish LLP.
10.1		1999 Stock Plan.	10	04/29/04, as amended	4.2
10.2		Form of Non-Qualified Stock Option Agreement pursuant to the 1999 Stock Plan.	10	04/29/04, as amended	4.3
10.3		2004 Equity Incentive Plan and form of Stock Option Agreement.	S-8	09/02/04	99.2
10.4		Form of Non-Statutory Stock Option Grant Notice under the 2004 Equity Incentive Plan for use pursuant to the Long Term Incentive Program.	8-K	02/07/07	4.6
10.5		Form of Stock Option Agreement under the 2004 Equity Incentive Plan for use pursuant to the Long Term Incentive Program.	8-K	02/07/07	4.7
10.6		Form of Indemnity Agreement.	10	04/29/04, as amended	10.1

10.7		Amended and Restated Investor Rights Agreement, dated December 5, 2003.	10	04/29/04, as amended	10.2
10.8		Subordinated Promissory Note, issued to James Chu, dated December 1, 2001.	10	04/29/04, as amended	10.3
10.9		Subordinated Promissory Note, issued to Keypoint Investments, L.P., dated December 1, 2001.	10	04/29/04, as amended	10.4
10.10		Financing Agreement between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated December 18, 2001.	10	04/29/04, as amended	10.6
10.11		Second Amendment to Financing Agreement by and between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated March 16, 2005.	10-K	03/29/05	10.6
10.12		Letter Agreement by and between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated March 16, 2005.	10-K	03/29/05	10.7
10.13		Third Amendment to Financing Agreement by and between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated June 7, 2006.				X
10.14		Fourth Amendment to Financing Agreement by and between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated March 10, 2007.				X
10.15	#	Facility Agreement between ViewSonic Europe Limited and Burdale Financial Limited, dated June 24, 2004.	10-Q	08/16/04	10.10
10.16	#	Deed of Debenture among ViewSonic Europe Limited, others as Chargors and Burdale Financial Limited, dated June 24, 2004.	10-Q	08/16/04	10.11
10.17		Pledge Agreement between ViewSonic Europe Limited and Burdale Financial Limited, dated June 24, 2004.	10-Q	08/16/04	10.12
10.18		Third Party Pledgeholder Agreement among ViewSonic Europe Limited, Burdale Financial Limited and Furness Logistics B.V., dated June 24, 2004.	10-Q	08/16/04	10.13

10.19	Letter Agreement among ViewSonic Europe Limited and Burdale Financial Limited, dated June 22, 2007.	8-K	06/28/07	10.19
10.20	2005 Non-Employee Director Cash Compensation Policy.	10-K	03/29/05	10.16
10.21	Offer Letter by and between ViewSonic Corporation and Matthew W. Milne, dated February 22, 2005.	10-K	03/29/05	10.17
10.22	Director's Service Agreement, by and between Jan Jensen and ViewSonic Netherlands, dated January 10, 2006.	10-K	04/03/06	10.18
10.23	Director's Service Agreement, by and between Jan Jensen and ViewSonic Europe Limited, dated January 10, 2006.	10-K	04/03/06	10.19
10.24	Director's Service Agreement, by and between Jan Jensen and ViewSonic SARL, dated January 10, 2006.	10-K	04/03/06	10.20
10.25	Offer Letter by and between ViewSonic Corporation and H.C. Ho, dated January 8, 2005.	10-K/A	04/30/07	10.22
10.26	Separation Agreement by and between ViewSonic Corporation and James A. Morlan, effective March 29, 2007.	8-K	03/27/07	10.22
10.27	ViewSonic 2007 Management Incentive Plan.	8-K	05/14/07	10.24
10.28	Offer Letter by and between ViewSonic Corporation and Theodore R. Sanders, dated June 3, 2007.	8-K	06/11/07	10.31
10.29	Lease Agreement by and between ViewSonic Corporation and Catellus Operating Limited Partnership, dated January 19, 2007.	8-K	01/24/07	10.21
10.30	Long Term Incentive Program Summary of Terms.	8-K	02/07/07	10.23
21.1	Subsidiaries of the Registrant.	10-K	03/16/07	21.1
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.				X

23.2†	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to the signature page hereto.	X

†
To be filed by amendment.

#
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by referenced into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walnut, State of California, on the 2nd day of July, 2007.

VIEWSONIC COPRPORATION
By:	/s/ JAMES CHU James Chu Chairman of the Board and Chief Executive Officer

Power of attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Chu and Theodore R. Sanders, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES CHU James Chu	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	July 2, 2007
/s/ THEODORE R. SANDERS Theodore R. Sanders	Chief Financial Officer (Principal Financial and Accounting Officer)	July 2, 2007
/s/ MATTHEW E. MASSENGILL Matthew E. Massengill	Director	July 2, 2007
/s/ WILLIAM J. MILLER William J. Miller	Director	July 2, 2007
/s/ BRUCE L. STEIN Bruce L. Stein	Director	July 2, 2007
/s/ LUC H. VANHAL Luc H. Vanhal	Director	July 2, 2007

Exhibit index

			Incorporated by reference
Exhibit number						Filed herewith
		Exhibit description	Form	Date	Number
1.1	†	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of ViewSonic Corporation, dated December 7, 2006, currently in effect.	8-K	12/08/06	3.1
3.2		Form of Amended and Restated Certificate of Incorporation of ViewSonic Corporation to be effective upon the closing of this offering.				X
3.3		Bylaws of ViewSonic Corporation, currently in effect.	10	04/29/04, as amended	3.2
3.4		Form of Amended and Restated Bylaws of ViewSonic Corporation to be effective upon the closing of this offering.				X
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	†	Specimen Common Stock Certificate.
5.1	†	Opinion of Cooley Godward Kronish LLP.
10.1		1999 Stock Plan.	10	04/29/04, as amended	4.2
10.2		Form of Non-Qualified Stock Option Agreement pursuant to the 1999 Stock Plan.	10	04/29/04, as amended	4.3
10.3		2004 Equity Incentive Plan and form of Stock Option Agreement.	S-8	09/02/04	99.2
10.4		Form of Non-Statutory Stock Option Grant Notice under the 2004 Equity Incentive Plan for use pursuant to the Long Term Incentive Program.	8-K	02/07/07	4.6
10.5		Form of Stock Option Agreement under the 2004 Equity Incentive Plan for use pursuant to the Long Term Incentive Program.	8-K	02/07/07	4.7
10.6		Form of Indemnity Agreement.	10	04/29/04, as amended	10.1
10.7		Amended and Restated Investor Rights Agreement, dated December 5, 2003.	10	04/29/04, as amended	10.2

10.8		Subordinated Promissory Note, issued to James Chu, dated December 1, 2001.	10	04/29/04, as amended	10.3
10.9		Subordinated Promissory Note, issued to Keypoint Investments, L.P., dated December 1, 2001.	10	04/29/04, as amended	10.4
10.10		Financing Agreement between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated December 18, 2001.	10	04/29/04, as amended	10.6
10.11		Second Amendment to Financing Agreement by and between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated March 16, 2005.	10-K	03/29/05	10.6
10.12		Letter Agreement by and between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated March 16, 2005.	10-K	03/29/05	10.7
10.13		Third Amendment to Financing Agreement by and between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated June 7, 2006.				X
10.14		Fourth Amendment to Financing Agreement by and between ViewSonic Corporation and The CIT Group/Business Credit Inc., dated March 10, 2007.				X
10.15	#	Facility Agreement between ViewSonic Europe Limited and Burdale Financial Limited, dated June 24, 2004.	10-Q	08/16/04	10.10
10.16	#	Deed of Debenture among ViewSonic Europe Limited, others as Chargors and Burdale Financial Limited, dated June 24, 2004.	10-Q	08/16/04	10.11
10.17		Pledge Agreement between ViewSonic Europe Limited and Burdale Financial Limited, dated June 24, 2004.	10-Q	08/16/04	10.12
10.18		Third Party Pledgeholder Agreement among ViewSonic Europe Limited, Burdale Financial Limited and Furness Logistics B.V., dated June 24, 2004.	10-Q	08/16/04	10.13
10.19		Letter Agreement among ViewSonic Europe Limited and Burdale Financial Limited, dated June 22, 2007.	8-K	06/28/07	10.19

10.20		2005 Non-Employee Director Cash Compensation Policy.	10-K	03/29/05	10.16
10.21		Offer Letter by and between ViewSonic Corporation and Matthew W. Milne, dated February 22, 2005.	10-K	03/29/05	10.17
10.22		Director's Service Agreement, by and between Jan Jensen and ViewSonic Netherlands, dated January 10, 2006.	10-K	04/03/06	10.18
10.23		Director's Service Agreement, by and between Jan Jensen and ViewSonic Europe Limited, dated January 10, 2006.	10-K	04/03/06	10.19
10.24		Director's Service Agreement, by and between Jan Jensen and ViewSonic SARL, dated January 10, 2006.	10-K	04/03/06	10.20
10.25		Offer Letter by and between ViewSonic Corporation and H.C. Ho, dated January 8, 2005.	10-K/A	04/30/07	10.22
10.26		Separation Agreement by and between ViewSonic Corporation and James A. Morlan, effective March 29, 2007.	8-K	03/27/07	10.22
10.27		ViewSonic 2007 Management Incentive Plan.	8-K	05/14/07	10.24
10.28		Offer Letter by and between ViewSonic Corporation and Theodore R. Sanders, dated June 3, 2007.	8-K	06/11/07	10.31
10.29		Lease Agreement by and between ViewSonic Corporation and Catellus Operating Limited Partnership, dated January 19, 2007.	8-K	01/24/07	10.21
10.30		Long Term Incentive Program Summary of Terms.	8-K	02/07/07	10.23
21.1		Subsidiaries of the Registrant.	10-K	03/16/07	21.1
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.				X
23.2	†	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
24.1		Power of Attorney. Reference is made to the signature page hereto.				X

†
To be filed by amendment.

#
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

QuickLinks

Table of contents
Prospectus summary
The offering
Summary consolidated financial data
Risk factors
Forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Compensation discussion and analysis
Summary compensation table
Grants of plan-based awards in 2006
Outstanding equity awards at December 31, 2006
2006 director compensation table
Compensation committee interlocks and insider participation
Certain relationships and related party transactions
Principal stockholders
Description of capital stock
Shares eligible for future sale
Material U.S. tax consequences for non-U.S. holders of common stock
Underwriting
Legal matters
Experts
Where you can find additional information
Index to ViewSonic Corporation and Subsidiaries financial statements
Report of independent registered public accounting firm
ViewSonic Corporation and Subsidiaries Consolidated balance sheets December 31, 2006 and 2005
ViewSonic Corporation and Subsidiaries Consolidated statements of operations years ended December 31, 2006, 2005 and 2004
ViewSonic Corporation and Subsidiaries Consolidated statements of stockholders' equity Years ended December 31, 2006, 2005 and 2004
ViewSonic Corporation and Subsidiaries Consolidated statements of cash flows Years ended December 31, 2006, 2005 and 2004
ViewSonic Corporation and Subsidiaries Notes to consolidated financial statements Years ended December 31, 2006, 2005 and 2004
Schedule II—Valuation and Qualifying Accounts
ViewSonic Corporation and Subsidiaries Condensed consolidated balance sheets
ViewSonic Corporation and Subsidiaries Condensed consolidated statements of operations
ViewSonic Corporation and Subsidiaries Condensed consolidated statements of cash flows
ViewSonic Corporation and Subsidiaries Notes to condensed consolidated financial statements (unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Signatures
Power of attorney
Exhibit index